SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

31 March 2005

CORUS GROUP plc

(Translation of Registrant’s Name into English)

30 Millbank

London SW1P 4WY England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 31 March 2005

By

/s/ Allison Scandrett

Name: Mrs A Scandrett

Assistant Secretary

Report & Accounts 2004

Contents

1	Chairman’s statement		81	Statement of directors’ responsibilities in relation to financial statements
3	Operational and financial highlights
4	Chief Executive’s statement		82	Independent auditors’ report to the members of Corus Group plc
8	Review of the period
	8	The business, its objectives and strategy
			84	Consolidated profit and loss account
	11	Performance in the period (2004 compared with 2003)
			85	Balance sheets
	18	Strip Products Division	86	Statement of total recognised gains and losses
	22	Long Products Division
	26	Distribution & Building Systems Division	86	Reconciliation of movements in shareholders’ funds
	29	Aluminium Division	87	Consolidated cash flow statement
	34	Central and other
	35	Performance in the period (2003 compared with 2002)	88	Reconciliation of net cash inflow to movement in net debt
	43	People	88	Analysis of net debt
	44	Environment and the community	89	Presentation of accounts accounting policies
	46	Technology	92	Notes to the accounts
	48	Business risk management	140	Five year financial summary
	49	Acquisitions and disposals	141	Some important data in euros
	50	Accounting policies	142	Other key data
	52	International accounting policies	142	Analysis of shareholdings at 1 January 2005
	53	Commitments and contingent liabilities	143	Glossary
			144	Information for shareholders
54	Financial review
58	Directors’ report
66	The Board
68	The Executive committee
70	Report on remuneration

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Chairman’s statement

Restoring Success
In my 2003 statement, I outlined how we now had the plans, the people, the programme and the resources to improve our performance, particularly in our UK businesses. In other words, to turn Corus around and realise it’s true potential. We called this plan ‘Restoring Success’ and its objective was very clear – to close the competitive gap between Corus and its European peers by the end of 2006.

Although we are only halfway through our programme, I am pleased to report that very real progress is being made and that we are beginning to deliver on our commitments.

The extent of the progress is no more evident than in the significant improvement in our financial performance. Corus generated an operating profit during 2004 of £582m and earnings per share of just over 10p, compared to a loss of £208m in 2003. We also reduced net debt by £159m, despite more than doubling the capital investment in our business. We are the first to acknowledge that we have benefited from favourable market conditions, however our Restoring Success programme has also already made a significant contribution to that improvement. The foundations have now been laid, which should lead to sustainable improvement in the longer-term. We are also delivering higher safety and environmental standards, an inherent part of Restoring Success. During 2004, our performance in these areas has significantly improved. We remain committed to ensuring that this encouraging trend continues and we will not compromise on these in our endeavour to deliver further improvements.

The new executive team, under Philippe Varin’s leadership, has driven and accelerated the speed of Corus’ recovery and the Board continues to have confidence that the Company is well on its way to achieving the plans to which we have committed. I would also like to extend my thanks to all our employees for their contribution during a very challenging period. Without their support we would not have been able to make the progress we now report.

The Board
During 2004, we further strengthened the Board and broadened its international experience. Jacques Schraven was appointed as non-executive Deputy Chairman and Chairman of the Health, Safety and Environment committee from
1 December and Rauke Henstra, who has responsibility for our Strip Products division, was appointed as Executive Director from 1 October.

Whilst welcoming new directors, we have also to say goodbye to several colleagues. Richard Turner retired from the Board in December

2004 and Maarten van Veen will retire at the end of May. Both joined the Board as non-executive members, following the merger of British Steel and Hoogovens. I would like to thank them both for their contribution through some very difficult times for the Company and wish them the very best for the future.

Stuart Pettifor, our Chief Operating Officer, retires at the end of May 2005, after more than 40 years of dedicated service. Stuart joined the Board in September 2001 and has played an integral part in turning around the fortunes of Corus over the past two years. On behalf of the Board I would like to wish him a long and happy retirement. Finally, Richard Reeves, our Company Secretary will be retiring after the AGM. I would like to thank Richard for the major contribution he has made in this important role over the 16 years he has been with us and wish him every happiness in his retirement.

Corus in 2004 – A more cohesive company
Last year we promised to work even harder at improving our communications and sharpening our accountability. As part of this commitment, we have built upon the initial review of the Board, its functions, committees and terms of reference, conducted in 2003.

Corus Report & Accounts 2004 1
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Chairman’s statement

During the past year, we have undertaken a thorough assessment of our all round effectiveness, including the performance of individual directors and my own role as Chairman. The conclusions of this review, which confirmed we are on the right track, are set out on page 60.

Last year shareholders approved a new long-term bonus scheme to ensure that the interests of management and shareholders are fully aligned. Now half of senior executive bonuses are paid in the form of Company shares, which are held in a trust for three years. We will further align the interests of our senior executives with shareholders by introducing minimum shareholding targets that are equivalent to their annual salary and for the Chief Executive, equivalent to one and half times his salary.

Alignment has also been paramount in the changes that are being made to the membership of the Supervisory Board of our wholly owned Dutch subsidiary, Corus Nederland. The intended appointment of Jacques Schraven (the Deputy Chairman), who succeeds Leo Berndsen, as Chairman of the Supervisory Board in September 2005 is a clear indication that relationships are being normalised with Corus Nederland.

Financing
The balance sheet of the Company has been transformed over the past 18 months, not least by the completion of our re-financing programme to extend our bond maturities and by the re-negotiated bank facility that was announced on 24 February 2005. The Company now has a robust financial structure in place to enable us to move beyond the Restoring Success programme.

Dividend
The Board gave careful consideration to the question of a dividend in the light of our improved financial position and concluded no dividend should be recommended for 2004. It is the Board’s current intention to recommence dividend payments for 2005.

Corus in 2005 and beyond
A year ago, I said that turning around Corus and realising its potential was a very big undertaking that would take time, with no shortcuts. In 2004, we have made good progress. While we are pleased with what has been achieved to date, we will not lose sight of the fact that we are only halfway through our initial plans.

Restoring Success was never meant to define our ambition in the longer-term and, as I have said, the Board has already begun to focus on how we can build on these foundations. In particular, we want to determine the distinctive values and skills that will make Corus resilient and enduringly successful in today’s rapidly changing steel industry. The ‘Corus Way’, which is now being developed and is addressed in the Chief Executive’s statement, will define how we plan to move Corus on further. I look forward to reporting to you on this during the forthcoming year and beyond.

Jim Leng
Chairman

2 Corus Report & Accounts 2004
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Operational and financial highlights

	2004		2003
Year ended 1 January 2005	£m		£m
Turnover	9,332		7,953
Group operating profit/(loss)	582		(208)
Operating profit/(loss) before restructuring and impairment costs	627		(66)
Pre-tax profit/(loss)	559		(255)
Retained profit/(loss)	446		(305)
Earnings per share	10.05	p	(9.25	)p
Net debt at end of period	(854)		(1,013)

Highlights

•	Group operating profit of £582m

•	Operating profit before restructuring and impairment costs of £627m, an improvement of £693m over 2003

•	Restoring Success accounts for approximately 30% of the improvement

•	Retained profit of £446m

•	Earnings per share of 10p

•	Net debt reduced to £854m, gearing ratio of 27%

•	Debt maturity extended and new working capital facility secured

Corus Report & Accounts 2004 3
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Chief Executive’s statement

2004: performance overview
2004 represented a significant turnaround in the performance of the Company, with an underlying operating profit, before restructuring and impairment costs, of £627m. This improvement is evident in the performance of all our carbon steel segments – Strip Products, Long Products and our distribution activities and has been driven by a combination of positive market conditions and by the self help measures that make up our Restoring Success programme.

Market conditions
Favourable conditions in the general economic environment during the year translated into strong demand for steel. This significantly improved the global steel supply/demand balance. While Group sales deliveries remained unchanged, higher selling prices have more than offset the negative impact of additional raw material and energy cost increases experienced during the year.

Restoring Success
In 2003, we quantified the challenge facing Corus by comparing our performance to that of our European competitors in terms of the ratio of our earnings before interest, tax, depreciation and amortisation (EBITDA) to sales. This comparison revealed a competitive gap of six percentage points, equivalent to some £400m. As the Chairman has outlined, our objective was clear – to close this gap by the end of 2006.

The Restoring Success programme consists of a number of initiatives designed to deliver this objective. As well as making savings through cost reductions and improved performance, action plans are also focused on improving our safety record and achieving best in class customer service. During 2004 we have made very real progress in all three areas and Restoring Success has delivered approximately 30% of the overall improvement in our operating performance.

Safety and Service
Safety performance is a key priority and during 2004 we have seen the frequency of lost time injuries, a good indicator of performance, reduce by more than 50%. Regrettably, the year also brought two fatal accidents to contractors. Health and safety performance in this area remains a concern and will again be a major priority during the current year.

We have also improved service levels where our internal measure of performance, the percentage of complete deliveries made on time, improved to 79% from 74% in the previous year. However, our target is 90% and there remains much to do to achieve this goal. A ‘one Corus’ pricing policy has aligned the commercial focus of our upstream and downstream businesses through improved communication, speed of decision-making and clarity of purpose across the Company, led by the Executive team.

4 Corus Report & Accounts 2004
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Chief Executive’s statement

We are also securing a better mix of customers, products and markets. We are reshaping the business, concentrating on those areas where we can generate value from specific products and markets. The disposal of our piling business and related investment in our rod and plate production facilities is an indication of our strategic intent. We also acquired full ownership of Segal during the period to strengthen our position at the high end of the market for galvanised sheet for the automotive sector.

Savings
In total, we estimate that by the end of December 2004 we achieved nearly 50% (£335m) of the gross £680m per annum savings that we have committed to deliver by the end of 2006. These benefits have been delivered from:

Existing initiatives
These initiatives were already underway when I joined the Company, designed to deliver savings of £210m per annum and are now nearing completion. Two of these initiatives, World Class IJmuiden and our manning reduction programme, were successfully completed in 2004 and the final initiative, High Performance Strip UK, remains on track for completion by the end of 2005.

UK restructuring
The UK restructuring programme, designed to improve the efficiency of our UK steelmaking assets to ensure cash generation through the cycle, aims to deliver savings of £120m per annum by the end of 2006. The £160m investment programme at Rotherham and Port Talbot to achieve the necessary cost reductions is now nearing completion and the capital phase of the programme has proceeded in line with our original budget and timetable. We will begin to see the financial benefits of this investment in the second half of 2005, and into 2006.

As a result of the UK restructuring programme, the steelmaking capacity of our Teesside operations becomes surplus to the Group’s internal requirements in 2006. In January 2005, the Group announced that Teesside had been successfully refocused as an external slab exporter through the completion of a 10 year supply agreement with a consortium of slab customers. This transaction has provided significant up-front value for Corus whilst allowing the Group to retain access to it’s own slab requirements, at cost, for the duration of the UK restructuring programme.

New initiatives
In the second half of 2003 we identified further savings of £350m per annum to be delivered by the end of 2006, that we entitled ‘New initiatives’. Excellent progress is being made here and we remain on track to deliver these benefits in line with our original commitment. Through the sharing and implementation of best practice across the Group, we have already delivered a significant improvement in manufacturing performance that will be retained over the longer-term. Further improvements are targeted for the current year. Our purchasing initiatives, which include reducing the number of suppliers and developing closer working relationships with key suppliers, are also delivering tangible benefits.

During 2004, capital expenditure more than doubled to £377m in support of these initiatives.

Corus Report & Accounts 2004 5
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Chief Executive’s statement

Management and leadership
The 2004 financial results are reported in line with the new divisional structure implemented last year to ensure greater accountability for performance. This new structure, with each division led by the new members of our Executive committee, appointed for their broad and international experience has also proved very successful in implementing our Restoring Success programme and accelerating our progress towards a one Corus culture.

Financing
Our re-financing activities to extend the maturity profile of our existing debt were completed following the successful €800m bond issue in the second half of the year and the recent announcement of our new bank facility, to finance our working capital requirements. The terms of our new bank deal are more favourable than the syndicated facility it replaced. We now have the financial platform in place from which we can grow and take the Company forward, beyond Restoring Success. At the end of December, our gearing stood at 27%; one measure of the progress we have made in rebuilding our balance sheet. Our main objective is now to regain investment grade status.

Beyond Restoring Success
Our strategic intent to focus on carbon steel remains unchanged. The structural change in the aluminium industry continues and whilst we are committed to securing an alternative future for our aluminium businesses outside the Group, we can wait for an opportunity that maximises value for our shareholders. The aluminium business is performing well as shown in the segmental results on page 29 and has continued to receive appropriate investment.

The Restoring Success programme was created to re-establish Corus as an equal to its European peers and to make the Company more resilient to any cyclical downturn in the steel industry. We do, however, recognise that to succeed in the competitive landscape of today’s steel industry we must look forward at how to grow beyond our original ambitions. How do we build on the strong foundations built by Restoring Success and allow Corus to compete successfully?

We are addressing this question through the development of the Corus Way that will encompass three key business goals – best supplier to best customers, world-class processes, and selective growth underpinned by the commitment of passionate people. The Corus Way will differentiate Corus from its competitors and allow us to deliver value for shareholders.

Best supplier to best customers – in the construction, packaging, automotive and engineering markets. We will differentiate Corus by building on our strengths of innovation, reliability and strategic partnerships, creating and retaining value.

6 Corus Report & Accounts 2004
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Chief Executive’s statement

World class processes – beyond our restructuring programme, we will continue to strengthen our manufacturing platform with strategic investments such as the recent £130m investment announced in our Long Products division at Scunthorpe in the UK. From this robust platform, Continuous Improvement is now launched throughout the Company to permanently embed a common culture, based on the principles of lean thinking.

Selective growth – our disposal of non-profitable assets will continue. We are now ready to focus on new opportunities and we will seek to move quickly when they arise. Maintaining an appropriate financial structure is paramount and we will not compromise the financial strength that we have rebuilt over the last 18 months.

Passionate people – a safe environment, a clear organisation and an involved, motivated and trained workforce will deliver the Corus Way. Our International Sharesave Scheme already allows our employees to become shareholders in the Company to encourage their active interest in our performance.

The Corus Way will evolve over the next 18 months and build on the momentum that has been created by Restoring Success, to drive a culture of value creation throughout the organisation. Last year I indicated that we would not cut corners in delivering our commitments. We are now halfway through Restoring Success and it is important that we maintain our focus on this programme throughout 2005 to secure the robust platform that the development of the Corus Way requires.

Summary
We remain on track to deliver the full benefits of Restoring Success. We are sharpening our commercial performance, disposing of non-core assets and have completed the re-financing of the Group. As such we are building a firmer foundation for future growth. Our 2004 performance is a clear indication that we are delivering on our commitment to close the competitive gap with our European peers by the end of 2006.

With regard to the outlook, global growth remains relatively strong and the demand/supply balance is tight by historical standards, generally supportive of a positive outlook for 2005. Stock building in European and North American markets has softened demand in the first half of 2005, but the resumption of demand from China is expected to progressively restore balance. Overall, we expect the first half trading environment to be broadly in line with the second half of last year. As the year progresses we see conditions as more uncertain. We will look to recover the significant raw material cost increases through higher selling prices and we expect further benefits from Restoring Success.

Philippe Varin
Chief Executive

Corus Report & Accounts 2004 7
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Review of the period

The business, its objectives and strategy
Corus was formed in October 1999 by the merger of the British Steel and Hoogovens Groups. Corus estimates that it is the eighth largest steel producer in the world and the fifth largest producer of rolled and extruded aluminium products combined. Europe, principally the EU, is the most important market for Corus for both its steel and aluminium products, accounting for 81% of total turnover in 2004. The Group’s steel divisions accounted for 89% of total turnover in the same period.

The Group produces carbon steel by the basic oxygen steelmaking method at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Engineering steels are produced using the electric arc furnace method, currently at two other UK steelworks at Rotherham and Stocksbridge. As part of the UK restructuring element of the Group’s ‘Restoring Success’ programme (see below), steelmaking and hot rolling at Stocksbridge will cease in 2005, when these processes for the production of engineering steels will be concentrated at Rotherham. Carbon steel was also produced by the electric arc method at Tuscaloosa, Alabama in the USA prior to its disposal in July 2004. A number of the Group’s rolling mills and process lines are on the same sites as the steelworks, but the substantial majority of operating sites do not have steelmaking facilities.

Corus produces primary aluminium in two smelters at Delfzijl in the Netherlands and Voerde in Germany. Aluminium rolling mills are located at Koblenz in Germany, Duffel in Belgium and Cap-de-la-Madeleine in Canada (60% owned). Aluminium extrusions operations are at three locations in Germany, one in Belgium and one in China (61% owned).

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing of steel products. These are supported by various agency agreements. There is an extensive network in the EU while, outside the EU, Corus has sales offices in over twenty countries, supported by a worldwide trading network.

In 2004, about 60% of Corus’ crude steel production (excluding Tuscaloosa) was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi-finished form. Approximately 30% of hot rolled coil was sold without further processing, approximately 50% was further processed in cold rolling mills and coating lines, the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Group’s steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For aluminium, Corus is focused on customer specific products and has a low level of standardised commodity products. The production of primary metal covered approximately 40% of the needs of the Corus rolled and extruded products business. Principal products and markets of the Group’s aluminium rolled products business are aircraft plate, automotive body sheet, speciality sheet, commercial plate for the transport and engineering sectors, and clad sheet and fins for the heat exchanger market (mainly automotive). The Group’s aluminium extrusions business produces speciality rods and hard alloy extrusions, mainly for the automotive industry, extrusions for the engineering and leisure industries, large extrusions for the railcoach and other transport industries, and industrial extrusions for the construction, transport and engineering industries.

Corus has a strategy focused on carbon steel, with the intention of:

  ensuring that upstream steelmaking facilities are cost competitive.

  pursuing selective growth of downstream businesses.

  seeking opportunities to participate in the ongoing consolidation of the world’s steel industry.

8 Corus Report & Accounts 2004
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Review of the period

Following his appointment as Chief Executive of Corus in May 2003, Philippe Varin launched a number of key initiatives, known as the Restoring Success programme. This programme was focused on introducing new leadership and instilling a new corporate culture across the Group, aligning the financial resources available to the Group with its future strategic needs, and returning all parts of the Group to acceptable levels of profitability. The latter was to be accomplished by building on existing cost reduction programmes, implementing restructuring proposals for the UK asset base and initiating Group-wide efficiency measures, as described below.

The Group’s aim is to close the competitive gap that existed between Corus and its European peer group. Corus estimates that this gap in 2004 was some 3.5% at the EBITDA margin level (i.e. EBITDA to turnover) when measured against the average of its European competitors, as compared with some 6% in 2003. Full implementation of the Restoring Success programme described below is designed to close the current competitive gap by the end of 2006.

In brief, financial benefits from the Restoring Success programme are expected to deliver an improvement of £680m per annum by the end of 2006 from a base of June 2003 and are being generated in three broad areas.

Existing ongoing initiatives (totalling £210m per annum by the end of 2006): A number of cost reduction and efficiency programmes were already underway and have been incorporated in the Restoring Success programme. These include:

  the final stages of previously announced headcount reduction programmes, where almost all the identified manning reductions had been achieved by the end of 2004.

  the ‘World Class IJmuiden’ programme, aimed at achieving significant performance improvement across the Dutch steel business through increased output and productivity improvements, as well as improved sales mix. This programme was also completed in 2004.

  the ‘High Performance Strip UK’ programme, aimed at achieving significant performance improvement in the UK flat products business through improved purchasing, lower manufacturing costs, and improved customer service and delivery performance. This programme will continue through 2005 and into 2006.

UK restructuring (totalling £120m per annum by the end of 2006): In April 2003 Corus outlined the conclusion of a review of the Group’s UK asset base, which was to size the business to the available market and create an internationally competitive cost base for the UK businesses. Steelmaking in the UK was to be concentrated on three sites; for strip products at Port Talbot in South Wales, for long products at Scunthorpe in North Lincolnshire and for engineering steels at Rotherham in South Yorkshire.

As part of the UK restructuring programme, Teesside’s steelmaking capacity becomes surplus to the Group’s internal requirements. Teesside has, therefore, been refocused as a slab exporter and has entered into an agreement effective from 2 January 2005 with a consortium of re-rolling companies (Duferco, Marcegaglia, Imsa and Dongkuk) to supply slab under a ten year off-take contract. Under this agreement the consortium will take at cost slab production in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus US$157m (US$73m in 2005/06 and US$84m in deferred payments over the life of the contract) and will contribute approximately 76% of the expected capital expenditure requirements (US$100m) of Teesside Cast Products to enable identified improvements to be implemented.

Corus Report & Accounts 2004 9
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Review of the period

With steelmaking for strip products in the UK concentrated at Port Talbot, this plant will supply the mills and coating line at Llanwern.

With steel production and primary rolling for engineering steels concentrated at Rotherham, the closure of steelmaking and hot rolling at Stocksbridge in South Yorkshire will take place in 2005. Finishing facilities for aerospace steels and engineering billets/rounds will remain at the Stocksbridge site. At Rotherham, the Thrybergh bar mill is being enhanced to roll coiled bar, following which the Roundwood coiled bar mill will be closed. The finishing facilities at Tipton in the West Midlands are in the process of being relocated to Rotherham.

As a result of the above the Group’s UK steelmaking requirements for the core strip products, long products and engineering steels businesses (i.e. excluding Teesside) will reduce to 10.5mt per annum, largely focused on satisfying UK market demand. Approximately 1,150 jobs will be directly affected by these closures and rationalisation measures.

The development projects at Port Talbot and Rotherham are well underway, and both are progressing on time and within approved budget cost.

New initiatives (totalling £350m per annum by the end of 2006): The Restoring Success programme includes, in addition to the existing ongoing cost reduction programmes and UK restructuring, a series of new initiatives to improve Group performance. A review in the second half of 2003 identified cost savings and profit improvement opportunities to be achieved by the end of 2006, as follows:

  up to £200m cost savings per annum through manufacturing excellence, purchasing savings and supply chain optimisation;

  up to £70m cost savings per annum through rationalising support functions across the Group. Functions which have already been benchmarked against industry best practice include finance, information technology and human resources; and

  up to £80m profit improvement per annum through rebalancing the Group’s product/customer mix towards premium end-markets.

The Group’s capital expenditure increased in 2004 in support of these initiatives, including UK restructuring.

Management estimates that Restoring Success had achieved improvements by the end of 2004 that were running at an annual rate of some £335m. Benefits achieved in 2004 compared with the base of June 2003 are estimated at some £300m and contributed to the year-on-year improvement in the Group’s operating result. Benefits achieved by the end of 2004 do not yet include the impact of UK restructuring, which will be realised progressively from mid 2005, nor from capital expenditure projects currently underway to improve the Group’s product and customer mix towards premium end-markets. Management remains confident that the targeted improvement by the end of 2006 will be achieved.

10 Corus Report & Accounts 2004
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Review of the period

Performance in the period (2004 compared with 2003)
Summary
Total Group turnover for the period was £9,332m (2003: £7,953m), an increase of 17% from 2003. The increase was spread fairly evenly across the Group’s three steel divisions, with the average increase for these divisions amounting to 19%. Sales volume for steel was unchanged from 2003 at 21mt, but average revenue per tonne rose by 19% reflecting the strong growth in steel selling prices in response to rising raw material costs and growth in global demand for steel. Turnover for the Aluminium division also rose compared with 2003, but by the lower amount of 6%. This increase was due to sales volume growth of 10%, partially offset by average revenue per tonne being 3% lower than in 2003.

In total for the Group, average revenue per tonne for the period of £434 was 17% higher than 2003 driven by the steel increases referred to above. Steel prices, which had risen strongly in the first half of 2004 in comparison with the second half of 2003, continued to rise through the year resulting in an overall increase for the Group in average revenue per tonne in the second half of 2004 of 18%. Turnover in the second half increased to £4,855m from £4,477m in the first half.

As shown in the table below, the Group operating profit for 2004 was £582m (2003: loss of £208m). The profit in the first half amounted to £147m, increasing to £435m in the second half. Restructuring and impairment costs included in the operating result amounted to a net charge of £13m in the first half and £32m in the second half. Excluding these costs, the profit in the first half amounted to £160m, increasing to £467m in the second half. The restructuring and impairment costs in the first half were mainly related to the announced closure of the heavy section mill at Scunthorpe. In the second half there were redundancy and related costs for a series of ongoing efficiency measures across the Group and net charges to recognise impairments of fixed assets and goodwill. Within the net impairment charges, the Group has reassessed the value in use of the fixed assets at Teesside based on the ten year off-take contract entered into and, as a result, has made a reversal of the existing impairment provision by £65m.

Offsetting this, the Group has recognised an impairment in the value in use of the fixed assets associated with its aluminium smelting operations in Europe (£38m), following losses associated at least in part with high energy costs and the strength of the euro against the US dollar. Lesser charges have also been taken against fixed assets, largely in the UK, that have or are to come out of use. In addition, the balance of goodwill on previous acquisitions of Kienle & Spiess and Sogerail (now Corus Rail France) has been written off following impairment reviews.

The underlying operating profit (i.e. excluding restructuring and impairment costs) in 2004 of £627m compared with an equivalent loss of £66m in 2003. The improvement was evident in all divisions, although most notably in the steel divisions. The Group experienced a significant increase in raw material and energy costs during 2004, but was able to recover the increase in steel selling

£ million unless stated	2004	2003
Turnover
UK	2,614	2,148
Rest of Europe	4,983	4,153
Rest of World	1,735	1,652
	9,332	7,953
Operating costs	8,750	8,161
Operating results	582	(208)
Restructuring and impairment costs charged against operating costs	(45)	(142)
Operating results before restructuring and impairment costs	627	(66)
Liquid steel production (mt)	19.5	19.4

Corus Report & Accounts 2004 11
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Review of the period

prices and to enhance margins, as global demand for steel remained strong. The Group also benefited from the Restoring Success programme launched in 2003, which is discussed on pages 9 to 10.

Operating costs in 2004 were £8,750m (2003: £8,161m) and included a net charge of £45m in respect of restructuring and impairment costs (2003: £142m). Excluding the restructuring and impairment costs, which are explained above, operating costs increased by 9% overall compared with a turnover increase of 17%. In particular, the Group saw its overall raw material costs increase by 18% in 2004, with notably large increases in coking coal, iron ore and scrap.

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £30m in 2004 (2003: £9m). The increase from 2003 was attributable to a general improvement in performance across the Group’s joint venture and associated undertakings, reflecting the improved conditions in the steel market that also benefited the Group’s result.

The net profit on the disposal of fixed assets and of Group undertakings amounted to £68m in 2004 (2003: £45m). In 2004 the profit arose from the sale of non-core assets and businesses, including the sale of surplus land at Llanwern and Bryngwyn, the Group’s piling commercial operations in the UK, the Tuscaloosa mini-mill in the USA and the North American service centres. In 2003 the profit consisted primarily of the sale of surplus land and property, and of redundant equipment.

The Group’s net interest payable in 2004 of £118m (2003: £98m) reflected the average net debt for the period of £1,113m, with the net debt at 1 January 2005 being £854m (2003: £1,013m). The increase in interest from 2003, in spite of the reduced level of net debt, reflected an early redemption premium on the repurchase of the €400m Guaranteed Bonds due 2006 at a price of 103.5% (see ‘Financial review’), the amortisation of issue costs on the syndicated bank facility and higher interest rates. The Group’s net interest for the period comprised interest earned of £13m on average deposits and loans of £363m less interest incurred of £131m on average borrowings and leases of £1,476m.

After net interest and the Group’s share of the results of joint ventures and associated undertakings, there was a profit before tax for the period of £559m (2003: loss of £255m), a profit after tax for the period of £440m (2003: loss of £308m), and a basic earnings per share of 10.05p (2003: loss of 9.25p).

Capital expenditure amounted to £377m in 2004 (2003: £163m). The increase from 2003 reflected the impact of planned capital expenditure associated with UK restructuring, progress on major schemes approved in 2003 (such as the reline of no. 7 blast furnace at IJmuiden and the aircraft capacity and capability scheme at Koblenz), and a generally higher level of scheme approvals in 2004 in support of the Restoring Success programme. The UK accounted for 67%, the Netherlands 17%, the rest of Europe 15% and North America 1% of capital expenditure in 2004. Capital expenditure is generally met by cash flow provided by operating activities, cash balances and borrowing facilities. In addition, the Group undertook a Placing and Open Offer of new ordinary shares in December 2003 to raise funds enabling the immediate launch of the UK restructuring programme and to underpin the Restoring Success programme.

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Review of the period

Group reporting structure
Corus reorganised towards the end of 2003 into a structure that comprises four main operating divisions – Strip Products, Long Products, Distribution & Building Systems and Aluminium. The constituent parts of each of these divisions are shown within the individual divisional summaries below. As a consequence of the reorganisation, the Group’s review of the period and segmental results are structured on this new divisional basis, having previously consisted of carbon steel and aluminium only. Nevertheless, there are certain industry factors that are common to the steel based divisions – Strip Products, Long Products and Distribution & Building Systems – and these are discussed under the heading ‘Carbon steel market’ below. The individual divisional summaries follow the ‘Carbon steel market’ discussion.

Prior to 2004, Corus reported sales volume on the basis of deliveries of Corus sourced material i.e. excluding deliveries from its distribution and further processing operations that were sourced from other steel companies. However, with the new segmental structure, sales volume is now reported on the basis of all deliveries, whether Corus sourced or otherwise. The consequence is that sales volumes for 2003 have been represented and this also has an effect on average revenue figures quoted.

Customarily, the Corus review comprised narrative explaining two years of comparative data. However, because of the above change and lack of comparable physical delivery data for 2002, the main section of this year’s review of the period includes only a comparison between 2004 and 2003. A separate section has been included in the review dealing with the comparison between 2003 and 2002 based on the previously reported segments.

Carbon steel market
Dynamics of the business
In the period, European markets accounted for 82% of the steel divisions’ turnover, of which the UK amounted to 31%. The principal factors influencing financial performance are, therefore, the economic climate in the UK and mainland Europe, and exchange rate relativities, particularly sterling to the euro and the US dollar, and the euro to the US dollar.

Steel is a capital intensive industry and changes in demand in one region often lead to a rapid change in geographical sales pattern as producers seek to maintain high capacity utilisation. As a result, changes in the global market for steel also influence the financial performance of Corus and its constituent divisions.

Economic climate
In 2004 the global economy enjoyed its strongest period of expansion in twenty years, with economic growth accelerating from 2.8% in 2003 to an estimated 4.1% in 2004. The expansion was particularly strong in the first half, when the global economy grew by 4.6% year on year. The second half was more subdued as the USA and China sought to moderate their very high growth to more sustainable levels. The record level of activity put the supply side of the global economy under considerable pressure and prompted price increases, many of which had a direct impact on the steel industry. During the course of the year oil prices rose by 67%, coal prices by 27% and shipping rates by 25%.

The biggest contributors to the expansion of the global economy were the USA and China, with USA growth at 4.9% year on year in the first half of 2004. Household consumption was strong and business investment recovered on the back of improved corporate profit levels. This led to the US Federal Reserve tightening monetary policy with four separate interest rate rises in the second half. Economic growth then moderated to the more sustainable level of 4% per annum.

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Review of the period

In China, growth in the first half of 2004 averaged 9.7%. Investment spending expanded 21%, after having grown by 24% in 2003. In the second half of 2004 the Chinese authorities implemented a number of measures aimed at bringing economic growth, particularly investment spending, under control. Interest rates were increased for the first time in seven years, banks were subjected to tighter controls on lending and some industries, including the steel industry, had their access to finance severely curtailed. In the final quarter of 2004 growth in investment spending fell to an estimated 15% and overall growth to 9.3%.

In the UK, growth in the first half of 2004 averaged around 3.2%. This was broadly based with the majority of sectors contributing. Government consumption grew around 5% over the same period, investment spending expanded by 6.5% and household consumption grew by 3%. Monetary policy moved towards a more neutral setting in the second half and this had a marked effect. House price inflation fell, consumers began to curb spending and Christmas retail sales were at their lowest in a decade. As a result, economic growth moderated from 3.2% in the first half to an estimated 2.9% in the second half, a level still above trend.

In contrast, the euro-zone’s performance in 2004 was more subdued. Economic growth in the first half was below trend at 1.7% and there was only a slight improvement in the second half, when growth increased to 2%. Furthermore, most of the growth was in response to external demand with euro-zone exports growing 6% during the year. The domestic economy was much weaker, job creation was stagnant, wage growth was modest, consumer confidence was weak and, as a result, consumer spending growth was limited to 1%. Investment spending also failed to pick up to the extent expected in 2004 and business confidence indicators were very volatile.

Exchange rates
Exchange rates remain very important to the competitiveness and results of Corus, in particular the value of sterling against the euro. With 82% of the steel divisions’ turnover accounted for by sales in Europe, this exchange rate is of major importance to sales revenues.
Turnover in other export markets and major supplies purchases, including iron ore and coal, are mainly influenced by the US dollar.

In general, strengthening of sterling adversely affects Corus’ results in three ways. First, it directly reduces the sterling value of export revenues from the UK. This exposure is substantially hedged by forward currency sales to the extent of the Group’s contractual commitments, but such a hedge is effective for only that defined time. Second, it improves the relative competitiveness of steel producers in countries with weaker currencies enabling them to discount prices in the UK market. It is not practicable for any significant period to hedge this competitive exposure. Third, it exposes UK customers to similar pressures leading to a reduction in demand for steel in the UK.

The average spot sterling to euro exchange rate during the period was €1.47 (2003: €1.45), the average spot sterling to US dollar exchange rate was US$1.83 (2003: US$1.64) and the average spot euro to US dollar exchange rate was US$1.25 (2003: US$1.13). The year was characterised by the weakness of the US dollar, caused by a massive US current account deficit.

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Review of the period

Global steel market
As previously stated, steel producers seek to maintain high capacity utilisation. If demand levels in one region of the world are not sufficient to sustain this utilisation, producers tend to increase sales to other regions to achieve desired outputs. There is a well developed international trade in steel that facilitates rapid changes in trading levels, leading to an equally rapid movement in price levels.

Overall global supply and demand remains heavily influenced by China. In 2004, China accounted for around 28% of total global steel demand and 26% of total global crude steel production. Any change in Chinese domestic production or demand can, therefore, have a material effect on the global supply/demand balance. This balance improved significantly in 2004 with steel demand growth strong, largely due to China, but also with significant growth in other regions.

On the supply side, total installed capacity rose more slowly than crude steel production and it is estimated that global effective steelmaking capacity utilisation increased from 91% in 2003 to 94% in 2004, with surplus capacity at historically low levels.

As well as limited available capacity, production of crude steel in 2004 is thought to have been limited by physical shortages of raw materials in some locations. Supplies of key raw materials were diverted to feed the domestic Chinese industry, creating a very tight global market for iron ore, coal, coke and bulk shipping. Supplies of steel scrap also tightened.

This improvement in the supply/ demand balance provided a positive climate for pricing of steel products. Having fallen to a low point in 2001, world steel prices expressed in US dollars staged a gradual recovery through 2002 and 2003. Moving into 2004, restricted raw material availability and historically low levels of spare steelmaking capacity shifted the balance in favour of more rapid price rises, though actual rates of increase varied across regions. In the first three quarters of 2004, market prices in the USA rose more rapidly than elsewhere. A favourable supply/demand balance was assisted by demand growth that was stronger than in many other developed regions, including the EU and Japan. As the year progressed, however, these relatively high prices led to a build up in imports and, with a seasonal slowdown in activity in the last quarter, were sufficient to play a part in reversing some of the price gains seen previously. In the EU, although production increases were modest, weaker demand growth meant that prices did not rise as quickly as in the USA in the first half of 2004. EU prices in US dollar terms rose more quickly in the second half however and, with the price falls seen latterly in the USA, ended the year at around the same level as those in the USA for some products.

Further strong upward pressure on prices resulted from steelmakers’ generally successful attempts to recover large increases in the prices of raw materials in their steel selling prices. In all regions, increased plant utilisation rates are also likely to have assisted steelmakers in improving profitability, through improving operational efficiency levels and reducing unit costs.

UK market
Estimated UK demand for the Group’s main carbon steel products at 10.9mt was some 8% higher in 2004 than in 2003. The UK industrial sector grew strongly in the first half of 2004 with output up in most industries. The strong performance was not sustained however and, against the backdrop of some softening in external demand and overstocking by domestic customers, output in many industries declined in the second half. For the year in total overall UK industrial activity was virtually unchanged.

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Review of the period

The UK construction market remained strong through 2004, with activity levels up by an estimated 8%. In the automotive sector, UK car production was flat for the year but commercial vehicle output grew by 11%. Steel stock levels increased significantly during the year, particularly for strip products, as end-users and merchants sought to rebuild stocks that had been run down during 2003. The build up in stocks contributed to the general slowdown in demand in the latter part of the year.

Corus carbon steel deliveries to the UK market in 2004 totalled 6.3mt, of which approximately 5.6mt were from Corus produced material and 0.7mt from material sourced from other steel producers. Deliveries in the first half of 2004 were 3.4mt, but reduced in the second half to 2.9mt, due to reduced market activity, seasonal factors and the aforementioned stock build up. The total for 2004 was unchanged from 2003. The Group’s estimated UK market share in 2004 for main carbon steel products was 51% (2003: 52%). In the first half, the downward trend in imports seen during 2003 continued, resulting in an improvement in market share to 53%. However, this trend was reversed in the second half, when a sharp increase in imports coupled with higher deliveries from other UK producers pushed market share down to an estimated 49%.

Other European markets
In continental Europe finished steel demand grew by around 4% in 2004 to reach an estimated 151mt for the EU (excluding the UK). Domestic demand remained muted and the recovery was largely export led as European manufacturers benefited from strong demand in export markets, notably the USA and China. However, export growth was constrained by the strength of the euro against the US dollar. Activity levels in the new EU Accession Countries were stronger than in other EU markets, but this had only a limited effect because these countries account for a small element of the overall EU economy.

The performance of steel using industries was mixed, with activity levels in the first half generally stronger than the second half. Construction output continued to be depressed by weak demand in Germany, but engineering sectors performed better, benefiting in particular from export growth. Stock levels increased significantly fed by imports that began to increase during the second half from a relatively low level in the first half.

Corus carbon steel deliveries in and to mainland Europe amounted to 10.5mt in the period, representing an increase of 11% from 2003. This reflected the generally improved demand picture and indicated a slight improvement in EU market share to approximately 7%. The Group’s EU customers sought increased volumes from Corus due to the reduced availability of import material as a result of strong demand growth in markets outside Europe, especially during the first half of the year. Corus’ deliveries in the first half were 5.4mt, falling to 5.1mt in the second half as demand softened and imports increased.

Other markets
Outside Europe, there was strong demand growth in all major regions. The global picture continued to be dominated by China, where finished steel demand grew by some 13% in 2004 to reach an estimated 263mt. However, demand growth softened in the second half of the year, as the Chinese authorities sought to restrain investment and bring economic growth down to a sustainable level. The ‘China factor’ helped push up demand in neighbouring Asian countries, including Japan where a prolonged period of stagnation ended and domestic demand began to recover. In the USA, finished steel demand rose by an estimated 9% in 2004 to reach an estimated 113mt on the back of strong economic growth, but here too demand slowed in the latter part of the year due to seasonal downturn and stock build up.

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Review of the period

Corus carbon steel deliveries to markets outside Europe amounted to 4.1mt in the period, down from 5.1mt in 2003. The situation varied by product; some benefited from improved demand and the removal of US Section 201 import restrictions. Others saw deliveries fall, largely reflecting improvements in Corus’ core European markets and sharply rising transport costs that made exports outside Europe less attractive. The rationalisation of the Group’s US operations, including the disposal of Tuscaloosa in July 2004, also had an impact. Deliveries to other markets in the first half were 2.1mt, reducing to 2.0mt in the second half.

Raw materials
The principal raw materials in the carbon and engineering steelmaking process are iron ore and metallurgical coal, purchased on international markets, and steel scrap. During 2004, approximately 26mt of iron ore and 11mt of coal were imported at or near to Corus’ integrated steelworks. Iron ore is imported principally from Australia, South America, Canada and South Africa. Corus imports coal, for conversion into coke and direct injection into blast furnaces, predominantly from Australia, Canada and the USA. Corus UK’s external scrap requirement of some 1.4mt in 2004 was purchased in the UK, and some 0.6mt for its Dutch integrated plant, purchased predominantly from mainland Europe.

The purchase price for these materials is subject to market forces largely beyond Corus’ control and is impacted by demand from other steel producers, supply capacity and freight costs, among other factors. Steel scrap prices are generally based on spot market prices.

Corus enters into supply contracts lasting typically between three and ten years for certain raw materials for steel production, although in many instances the prices within these contracts are agreed on an annual basis. For these raw materials, the arrangements account for roughly 80% of Corus’ requirements, with the remainder purchased through one year contracts and options, based on market rates, which provides flexibility and commercial leverage.

Recently, the growth of steel demand and production in China has contributed to significantly increased raw material and freight prices for steel production globally. In 2004, crude steel demand in China grew by 13% or 34mt compared with 2003. Chinese crude steel production increased by more than this however; up 24% or 52mt. To support this production, iron ore imports increased by 36%. As a result, coal, iron ore and coke were in tight supply in 2004, and reference grade price settlements were 19% up for iron ore and around 25% up for coal. Coke spot prices also rose to record levels in 2004. Corus secured its requirements through a combination of its long term supply relationships and the development of new sources of supply.

A networked supplies organisation, embedded in the businesses of the Group, continues to deliver benefits through a single face approach to the various procurement markets. As part of the Restoring Success initiative, the supplies organisation continued to work with businesses on the identification and delivery of savings opportunities.

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Strip Products Division

example, in car body panels) and in the domestic appliance, engineering and metal goods industries, including the manufacture of drums and radiators. Cold reduced coil is also the main feedstock material for coated strip products.

Electrical steels are manufactured by a 75% owned subsidiary of Corus, Cogent Power. Hot and cold rolled coil are processed to produce a range of strip steels with precise magnetic properties, used by manufacturers of electrical equipment for transformers, motors, generators and alternators.

			Corus’ coated strip products comprise hot dipped metallic coated products, (e.g. zinc and alloy-coated), pre-painted and plastic coated products, and tinplate. Steels coated with zinc, special alloys, paint or plastic provide a corrosion resistance and decorative finish, which are used by the construction industry and by manufacturers of motor vehicles and consumer durables. These steels are used for such applications as roofing, the side cladding and decking of buildings, body panels in motor vehicles and the casing of domestic appliances. Tinplate is used for packaging in the food and beverage industries and for other domestic and industrial applications. Corus is one of the global market leaders in the manufacture of coated strip products and in steel for packaging production.
Performance summary

£ million unless stated	2004	2003
Turnover
Gross	4,724	3,916
Intra-group	841	734
External	3,883	3,182
Deliveries (’000 tonnes)
Gross	12,060	11,592
Intra-group	2,486	2,892
External	9,574	8,700
Operating result	366	25
Operating result (pre restructuring and impairment costs)	386	47
Employee numbers at year end (headcount)	22,600	22,900
Capital expenditure	209	88

Key issues
Good progress was made during 2004 on the key objectives of the division:

  Safety performance improved by over 50% as measured by the lost time injury frequency rate.

  The significant improvement in the operating result was supported by favourable market conditions, generally good manufacturing performance (notably at IJmuiden) and delivery of Restoring Success targets (for example, through World Class IJmuiden and High Performance Strip UK programmes).

  The division’s result was negatively impacted by overall coke availability, and the price and quality of coke imported to meet a shortfall in the UK. This will be partially addressed by the completion of the refurbishment of Morfa coke ovens at Port Talbot in 2005.

  Delivery performance improved significantly in 2004.

  The acquisition of the Segal galvanising line was concluded in late 2004, enhancing the division’s position in a key automotive sector.

  The launch of the Ymagine™ product range of thin gauge steel, which is produced from the direct sheet plant in IJmuiden.

Products and markets
The Strip Products division comprises the manufacture and sale of uncoated and coated strip, and welded tubes.

Uncoated strip products comprise hot rolled, cold reduced and electrical steels, which are sold both in coil form and, cut to length, in sheet form. Hot rolled coil is manufactured in a wide range of widths and thicknesses as the feedstock for cold reduced coil and welded tubes, and for many different industrial applications. Cold reduced coil and sheet are sold for use in the automotive industry (for

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Review of the period

Corus produces steel tubes for a variety of industrial uses, including for lighting columns, transmission poles for electrical services, ships’ masts and derricks, oil, gas, water and air mains, and scaffolding tubes. Structural hollow sections, both circular and rectangular, are used in the construction, mechanical handling, agricultural and general engineering fields.

Strategy
The strategy of the Strip Products division is based on achieving a sustainable return on assets through the steel cycle. Aligned to this, key objectives are:

  to maintain a safe working environment.

  to achieve strong customer service, thus facilitating margin enrichment through growth in selected customer and market sectors.

  to develop a competitive cost base across the division, including optimisation of production facilities and achievement of Restoring Success initiatives.

Turnover, deliveries and prices
Gross turnover for the period was £4,724m (2003: £3,916m) of which £841m (2003: £734m) was intra-group (i.e. to other divisions within Corus). The increase in gross turnover of 21% was attributable to an increase of 16% in average revenue per tonne and of 4% in gross deliveries.

Strong demand in China, the Far East and the USA had a positive effect on mainland European manufacturing exports, and European strip steel demand levels are estimated to be some 8% higher in 2004 than 2003. This growth in demand was achieved despite only modest improvements in activity levels in the major end-user sectors and reflected a significant recovery in steel stock levels.

Underlying consumption of strip steel in the UK market grew by around 3% in 2004, with strong growth in construction activity, compensating for slower growth in vehicle output and engineering. By contrast, the overall supply of the division’s main products to the UK market grew by 10% in 2004, reflecting not only the improvement in industry activity and business confidence, but also moves by service centre and end user customers to rebuild stocks. The main build up of stocks occurred in the first half, with a correction underway towards the end of the year.

After improving in the first half, the division’s UK market share for its main products slipped back in the second half as imports rose and customer attempts to reduce stocks focused primarily on the domestic supplier. UK share in 2004 as a whole is estimated at 49% compared with 50% in 2003.

Gross deliveries in the year were 12.1mt, compared with 11.6mt in 2003. Of that total, intra-group sales accounted for 2.5mt (2003: 2.9mt), leaving external market sales at 9.6mt, 0.9mt higher than 2003.

Average revenue per tonne for the period amounted to £392 compared with £338 in 2003. Average revenue per tonne in the first half of 2004 amounted to £360 increasing to £424 in the second half.

The shortage of steelmaking raw materials led to an unprecedented surge in US spot market strip steel selling prices to levels in 2004 that were 70-90% above their previous peaks in 2002. Although US prices fell back during the fourth quarter, they remained very high relative to historical trends. Spot prices in Far East markets had also risen 40% above the 2003 peak by March 2004, but have since fallen back to around 20% above that peak.

Northern European prices that are negotiated quarterly improved more gradually than other regional markets in the first half, but the rate of increase accelerated in the second half. The share of the EU market taken by imports fell in the first half of 2004 and, whilst import volumes increased in the second half, they did not undermine domestic EU prices.

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Review of the period

Average prices in the automotive and packaging sectors, where prices are negotiated annually, improved only modestly in 2004. However, based on the 2005 price negotiations already concluded, it is clear that automotive and packaging sector prices will increase significantly in 2005.

Operating costs
Operating costs for the period were £4,358m, which was 12% higher than in the previous year, both before and after restructuring and impairment costs. Raw material price increases were essentially the result of the rising world demand for steel in 2004, which in turn resulted in shortages for most steel raw materials (coal, coke and iron ore). Coke in particular was in short supply following the decision by the Chinese to restrict coke exports in the first half to satisfy internal demand. As the year progressed, scrap also became scarce across Europe and both integrated sites saw prices reach record levels. Downstream units felt the effect on feedstock prices.

Maintenance costs rose as a result of increased volumes, inflation and an increased focus in this area during 2004. There was also an increase in revenue expenditure associated with major capital projects. Higher energy costs were experienced, especially in the UK and mainland Europe where global oil prices fed through to inflated gas and electricity prices.

Operating result
The operating profit for 2004 was £366m, an improvement of £341m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by £339m. The Restoring Success programme contributed significantly to the improvement year on year. The World Class IJmuiden programme was finalised in 2004, achieving the full benefit target, and the High Performance programme in the UK remained on track, although a mix of varying quality imported coke had an adverse impact on manufacturing performance.

The improvement was however dominated by the effect of significant increases in selling prices, partially offset by the unprecedented rise in raw material prices during the year. Operational performance was generally good, particularly in iron and steelmaking at IJmuiden, other than the adverse impact in the UK mentioned above, from having to use varying quality imported coke because of the tight raw material market. The benefits from UK restructuring arising from the expansion in liquid steel outputs will start in 2005.

The operating profit in the first half of 2004 was £111m, improving to £255m in the second half.

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Review of the period
Major capital projects
	Capital	Completion
In progress at end December 2004	cost £m	date
Port Talbot – heavy end development (UK restructuring)	79	Q1 05
IJmuiden – reline of no. 7 blast furnace	60	Q4 06
Port Talbot – refurbishment Morfa coke ovens and related plant	43	Q3 05
IJmuiden – Paul Wurth top for no. 7 blast furnace	21	Q4 06
IJmuiden – replacement control system for the hot rolling mill	17	Q1 07
IJmuiden – increase in organic coated steel capacity	11	Q1 06

Investment
Capital expenditure in 2004 amounted to £209m (2003: £88m). No major schemes were completed during 2004, although there are a large number of schemes in progress, including those related to UK restructuring. The heavy end development scheme at Port Talbot, which forms part of the UK restructuring plans, is progressing on time for completion in 2005 and within budget.

The condition of no. 7 blast furnace at IJmuiden has allowed the completion of its reline, which was approved in 2003, to be delayed for a year until the fourth quarter of 2006. The scheme to refurbish the Morfa coke ovens at Port Talbot has been extended in scope following a further review of the condition of the ovens, and is now planned for completion in the third quarter of 2005.

Three other major schemes have been approved and are in progress at IJmuiden. The replacement of the bell top of no. 7 blast furnace by a Paul Wurth top is scheduled for completion at the same time as the reline in the fourth quarter of 2006. This project will increase ironmaking capacity by 0.2mt per annum, and will lower operating costs and improve environmental performance. The computer control system for the hot strip mill will be replaced during 2006. The current system has been in operation for nearly twenty years and has reached the limit of its estimated lifespan. The installation of an organic coating section to the existing galvanising line will improve the position of the business in the growing organic coating market. The project comprises a pre-treatment and one-coat painting section with an infra-red furnace.

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Review of the period
Long Products Division
Performance summary

Products and markets
The Long Products division comprises the manufacture and sale of section products, plates, wire rod, narrow strip, engineering steels and semi-finished carbon steel products.

Sections (including beams, columns, bearing piles, joists and channels, rails and sleepers) are used in the construction, engineering, mining and railway industries. Special sections are used in automotive components, earth-moving equipment, fork lift trucks and the mining industry. Plates are used in a broad range of applications, including offshore oil and gas production, renewable energy, power generation, mining, earth-moving and mechanical handling equipment, shipbuilding, boiler and pressure vessels, and structural steelwork. Wire rod is used for drawing into a variety of wire products.

The wide range of engineering steels products supplied includes free cutting, spring, forging and general steels for the automotive and related markets. Additionally, specialist steels are produced for the aerospace, power generation, oil and gas exploration and engineering industries.

The division also supplies semi-finished steel in the form of billets, blooms and slabs to third parties and other parts of the Group.

£ million unless stated	2004	2003
Turnover
Gross	2,605	2,149
Intra-group	750	613
External	1,855	1,536
Deliveries (’000 tonnes)
Gross	8,172	8,194
Intra-group	3,062	2,915
External	5,110	5,279
Operating result	215	(138)
Operating result (pre restructuring and impairment costs)	177	(47)
Employee numbers at year end (headcount)	12,900	13,600
Capital expenditure	106	13

Key issues
During 2004 the Long Products division has made good progress with regard to its principal objectives; the key areas being:

  Improvement in safety performance, with the number of lost time injuries halved compared with 2003.

  Recovery of increased costs associated with unprecedented raw material price increases.

  Improvement in margins, including those achieved through benefits from the Restoring Success programme and opportunities to enrich order mix.

  Progressing the UK restructuring element of Restoring Success to secure a further step change in shape, direction and performance of the division.

  Focusing on core products, with exit from non core areas that are not regarded as viable in the long term. The sales of both Tuscaloosa and the piling business (see ‘Acquisitions and disposals’) were successfully concluded during the year, and Teesside Cast Products was refocused as a slab exporter through a ten year off-take contract.

Assisted by strong global demand, successful implementation of the above objectives has been instrumental in returning the division to profitability. There was a year on year improvement in operating result of £353m, with the majority of the restructuring benefits to follow completion of the ongoing developments. The improvement included the reversal of an existing impairment provision by £65m following a Group reassessment of the value in use of the fixed assets at Teesside based on the ten year off-take contract entered into.

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Review of the period

Strategy
The strategy of the Long Products division, aimed at achieving sustainable returns through the steel cycle, is:

  to define and develop core products with a capability of achieving a position as a recognised leading supplier for those products in Europe.
  to build on the foundation of a solid UK and northern European market base by focusing on improving competitiveness in terms of product cost, range, quality and customer service.
  to exit non core areas where a leading position is not considered achievable.

Turnover, deliveries and prices Gross turnover for the period was £2,605m (2003: £2,149m) of which £750m (2003: £613m) was intragroup. The increase in gross turnover of 21% was achieved in spite of a small reduction in overall deliveries, with good levels of demand and restricted steel availability enabling the division to be more selective in choosing the markets it services and to effectively exit from less profitable ones. Considerable progress was also made in improving the product mix through an increased proportion of higher value added products, such as aerospace and tyre cord. These measures, together with price increases discussed below, enabled average revenue per tonne to rise from £262 to £319, an increase of 22% year on year.

Gross turnover in the second half increased by 4% from £1,275m to £1,330m, notwithstanding a lower level of deliveries (down 5%) due to seasonal plant shutdown effects and the disposal of Tuscaloosa. The increase was a result of higher selling prices, with average revenue per tonne in the first half amounting to £305, increasing to £333 in the second half. This reflected a combination of continuation of the price movements discussed below and an increased proportion of external, market price slab sales from Teesside Cast Products rather than internal transfers at cost.

In the UK, demand for the division’s main products grew by some 3% in 2004, reflecting the continued strength of the construction market and increased investment spending in offshore and renewable energy. Similar demand increases were experienced in the earthmoving sector and in engineering steels, in part influenced by shortages. The division’s UK market share for its main products fell slightly to an estimated 53% in 2004 from 54% in 2003, due to an increase in imports and a rise in deliveries by other UK producers. Stock levels for some products also increased during the year.

In mainland Europe the situation was more mixed, with construction activity remaining subdued, but other sectors benefiting from export growth and increased investment spending. Overall demand from North America was strong in selected markets that remain important for the division, most notably the earth-moving and engineering steels sectors.

Gross deliveries in the year were unchanged compared with 2003 at 8.2mt. Of that total, intra-group sales accounted for 3.1mt (2003: 2.9mt), leaving external market sales at 5.1mt, 0.2mt lower than 2003.

A series of selling price increases was announced and implemented in spot markets through the year reflecting strong demand across the product range, both domestically and internationally, and the need to offset the impact of significantly increased raw material costs. Selling price increases in longer term contracts were also applied as and when the terms allowed, together with a supplementary charge that was widely applied from the start of the year to recover some of the raw material cost increases. Engineering Steels and Tuscaloosa (which was sold in July 2004) are the division’s electric arc route producers using scrap as feedstock, and these businesses applied a comprehensive surcharge mechanism to reflect the highly volatile movement in scrap prices, which reached unprecedentedly high levels during 2004.

Corus Report & Accounts 2004 23
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Review of the period

Operating costs
Operating costs for the period were £2,390m, which was 5% higher than in the previous year, and 11% higher before restructuring and impairment costs that included the reversal of an impairment provision. Raw material and consumable costs increased substantially in spite of the impact of the exclusion of Tuscaloosa in the second half, which masked an even higher unit cost increase in most materials, notably iron ore, coal, scrap and alloys. Maintenance expenditure also increased, with a number of important engineering tasks being carried out in the year, including revenue expenditure associated with the restructuring project in Engineering Steels and work on the coke ovens in Teesside.

Operating result
The operating profit for 2004 was £215m, an improvement of £353m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by £224m, reflecting the improvement in margins through both mix and selling price increases, which overall produced gains ahead of the increase in the input cost of raw materials, augmented by the benefits of the Restoring Success programme in Long Products.

The operating profit in the first half of 2004 was £24m, improving to £191m in the second half, which included the reversal of the existing impairment provision in respect of Teesside fixed assets. The trend improvement in margins net of raw material cost increases continued throughout the year and combined with a higher proportion of profitable external slab sales from Teesside in the second half. In part this was offset by the disposal of Tuscaloosa and the seasonal effect of plant shutdowns in August and December. Looking forward into 2005, as a result of the ten year off-take contract, the opportunity to take profit on other external slab sales from Teesside will not be repeated.

Investment
Capital expenditure in 2004 amounted to £106m (2003: £13m). No major schemes were completed during 2004, although there are a large number of schemes in progress, including those related to UK restructuring.

The UK restructuring plan scheme for Rotherham is explained in detail on pages 8 to 10. The scheme is progressing on schedule for completion in the third quarter of 2005.

The reline of the Queen Victoria blast furnace at Scunthorpe follows the end of a period of sixteen years in production. In parallel with, and for six months following, the reline in the fourth quarter of 2005, three of the four hot blast stoves serving the furnace will be rebuilt. The reline is expected to enable the furnace to operate until around 2015.

The premium rod strategy is a project to enable the business to exploit opportunities to secure a significant increase in its sales of premium grade rod. To achieve the strategic objectives the rod finishing end at Scunthorpe will be developed to improve consistency of size and shape, and particularly to make significant improvements in surface quality. The project is scheduled for completion at the end of 2006.

24 Corus Report & Accounts 2004
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Review of the period
Major capital projects
In progress at end December 2004	Capital cost £m	Completion date
Rotherham – UK restructuring plan	68	Q3 05
Scunthorpe – reline of Queen Victoria blast furnace	19	Q1 06
Scunthorpe – premium rod strategy	13	Q4 06
Scunthorpe – installation of a third ladle furnace	10	Q2 05
Scunthorpe – second vacuum degasser	7	Q4 05

Other projects, aimed at enhancing the steel making capability at Scunthorpe through installation of a third ladle furnace and a second vacuum degasser, are progressing to plan.

Following the end of the financial year, Corus announced on 17 February 2005 that it would be making a further major investment of £130m at Scunthorpe. The investment builds on the Group’s Restoring Success programme and includes:

  Installing a new steel casting machine to replace an existing caster and intermediate rolling mill, with associated quality and efficiency improvements.

  Establishing a rail production facility at the existing section mill and an on-site service centre to improve customer service and offer longer rail lengths up to 120 metres.
  Developing the rod and section mills to enhance rolling capability, flexibility, quality and service to customers.

As a consequence, rail production will be transferred to Scunthorpe from its current UK manufacturing facility at Workington in 2006.

Corus Report & Accounts 2004 25
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Review of the period
Distribution & Building Systems Division

from Corus mills, whereas low-volume customers buy from stockholders and service centres, including those owned by Corus.

Stockholders purchase steel from high-volume producers for subsequent resale and service centres purchase steel stocks for further processing prior to selling to customers. Companies owned by steel producers account for the majority of stockholder and service centre activity in the EU.

As part of its strategy of developing distribution activities, Corus has, in prior years, acquired a number of independent stockholders and service centres in various EU countries. The stockholding and service centre sector plays a major role in the distribution of most finished products in the EU steel market. In addition to offering rapid off-the-shelf service to low-volume customers, major stockholders and service centres, including Corus’ businesses, increasingly offer further processing facilities to sectors such as the automotive, construction and earth-moving equipment industries.

Corus’ building product businesses, in the main, manufacture goods used in the construction of an industrial building’s external envelope. Products range from profiled steel and aluminium sheets to sandwich panels to clad roofs and walls to other ancillary items, such as rainwater goods.

Performance summary

£ million unless stated	2004	2003
Turnover
Gross	2,606	2,272
Intra-group	72	42
External	2,534	2,230
Deliveries (’000 tonnes)
Gross	6,348	6,942
Intra-group	153	42
External	6,195	6,900
Operating result	67	(20)
Operating result (pre restructuring and impairment costs)	83	(1)
Employee numbers at year end (headcount)	5,800	5,900
Capital expenditure	14	22

Key issues
Key areas of progress for the Distribution & Building Systems division in 2004 were that:

  The safety performance continued to improve, reflected in an improvement of nearly 50% in the divisional lost time injury frequency rate.

  There was a strong operating result performance (a year on year improvement of £87m) driven by Restoring Success initiatives and favourable market conditions.

  Unprecedented selling price increases were achieved during the year on the back of supplying mill price increases.

  Restoring Success initiatives progressed in the areas of new product and market development, yielding significant benefits to the division.

  The divisional management structure was strengthened in 2004, embedding and reinforcing the new regional organisation structure.

  The division’s service centre businesses in North America were sold in early 2004 (see ‘Acquisitions and disposals’).

Products and market
The Distribution & Building Systems division provides an essential link between the Corus production facilities and steel user industries through its distribution and building products businesses, its trading and project activities, and its world-wide network of sales offices.

Corus sells its carbon steel products direct to end users and through its own and external stockholding and service centre businesses. Typically, high-volume purchasers buy directly

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Corus International forms part of the division and consists of two major business streams, namely Trading and Projects, and is responsible for managing Corus’ network of sales offices throughout the world. Trading operates on a global basis buying and selling steel both internally and externally. Projects also operates globally and is responsible for sourcing multi-metal requirements on major construction projects.

Strategy
The strategy of the Distribution & Building Systems division is to develop as a value creation and growth driver for Corus and to provide an effective route to market in support of the Strip Products and Long Products divisions’ strategies by:

  Growing distribution returns through the roll-out of efficiency programmes, capturing more of the supply chain added value and developing into more specialist products and services.

  Completing building systems restructuring and efficiency programmes, and developing more value added construction products, services and systems.

  Continuing the growth of Corus International by focusing on opportunities in international projects within selected world-wide sectors.

Turnover, deliveries and prices
In the UK, market demand for the core products processed and distributed by the division strengthened, with growth in both strip and long products. In mainland Europe markets, demand was similarly stronger except for the building products sector, which remained flat in comparison with 2003.

Gross turnover for the period was £2,606m (2003: £2,272m) of which £72m (2003: £42m) was intra-group. The increase in gross turnover of 15% was attributable to an increase of 25% in average revenue per tonne, partially offset by a reduction in total deliveries of 9%. Turnover in the second half of 2004 increased to £1,381m from £1,225m in the first half, as a result of the full impact of first half selling price increases and further rises during the second half.

Gross deliveries in the year were 6.3mt, compared with 6.9mt in 2003, with the vast bulk of sales being to the external market. Trading business volumes fell in 2004, as 2003 had included exceptionally high levels of slab supply into Asia and, in particular, into China. Underlying distribution and building products sales remained broadly in line with 2003.

Average revenue per tonne for the period amounted to £411 compared with £327 in 2003. Unprecedented selling price increases were achieved during 2004 on the back of supplying mill price increases. Markets across Europe were similarly affected by the price increases as the rise in steel makers’ input costs, fuelled by demand in China, fed through into finished product prices. Average revenue per tonne in the first half of 2004 amounted to £382 increasing to £440 in the second half, reflecting the full impact of first half selling price rises and further rises in the second half.

Operating costs
Operating costs for the period were £2,539m, which was 11% higher than in the previous year, both before and after restructuring and impairment costs. The increase in operating costs reflected the substantial rise in material costs for the division as finished steel product prices rose. Costs were also affected by freight rate rises and increased expenditure on maintenance of plant and equipment. Restructuring and impairment costs of £16m are included in operating costs.

Corus Report & Accounts 2004 27
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Review of the period
Major capital projects
In progress at end December 2004	Capital cost £m	Completion date
Layde – pickling line optimisation and service centre development	5	Q3 06

Operating result
The operating profit for 2004 was £67m, an improvement of £87m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by £84m. The Restoring Success programme contributed significantly to the improvement year on year, with specific progress in the areas of market and product development, restructuring and purchasing initiatives. The selling price increases detailed above, together with continued focus on cost management, also contributed significantly to the improvement over 2003. The operating profit in the first half of 2004 was £7m, improving to £60m in the second half, reflecting the impact of selling price increases, progress on the Restoring Success programme and cost management.

Investment
Capital expenditure in 2004 amounted to £14m (2003: £22m). No major schemes were completed during 2004. However, two significant linked projects were approved during the year for completion during 2005/06, relating to the Restoring Success programme in the cold rolling and service centre operations in Spain: Corus Laminacion y Derivados.

28 Corus Report & Accounts 2004
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Review of the period
Aluminium Division

and has a low level of standardised high volume products. The major product groupings and their main markets are:

Primary metal
The primary aluminium smelters produce approximately 272,000 tonnes of rolling ingots and billets of which some 205,000 tonnes are made from alumina (processed bauxite) using an electrolysis process. Approximately 65% of this output is dedicated to its downstream operations with the remainder sold to external customers under tolling or direct sales contracts. In 2004 the production of primary metal covered approximately 40% of the needs of the Corus rolled and extruded product businesses.

Rolled products
Rolled products, including aluminium plate, sheet and coil for the aerospace sector, heat exchangers and construction and automotive products, accounted for 69% of the division’s turnover during 2004.

Corus’ main focus in rolled products is on the segments of aircraft plate and sheet, commercial plate, heat exchanger materials, automotive body sheet and speciality coil and sheet. The major markets for these rolled products are in Europe, North America and the Far East, although Corus’ rolled products are sold mainly to the European market. Corus is one of the major suppliers

Performance summary

£ million unless stated	2004	2003
Turnover
Gross	1,092	1,028
Intra-group	40	36
External	1,052	992
Deliveries (’000 tonnes)
Gross	656	598
Intra-group	12	11
External	644	587
Operating result	9	26
Operating result (pre restructuring and impairment costs)	50	31
Employee numbers at year end (headcount)	5,700	5,700
Capital expenditure	43	31

Key issues
Key areas of progress for the Aluminium division in 2004 were:

  Continued strong focus on health and safety produced a further 40% improvement in lost time injury frequency rate.

  Improvements in manufacturing performance and increased capacity utilisation were underpinned by Restoring Success initiatives.

  The improvement in the operating result before restructuring and impairment costs was supported by the much improved performance of the Duffel hot rolling mill, following two years of modernisation that has helped to improve performance and increase output by 20%.

  The rolling mill in Koblenz achieved record production and work commenced to implement its capacity and capability expansion programme for aerospace products.

  Whilst the mill in Cap-de-la-Madeleine (Canada) improved its performance after a major restructuring, its financial performance was affected by the weakness of the US dollar.

  Extrusion operations benefited from a restructuring of the Bonn facility.

  The primary operations were supported by increased metal prices and ongoing cost reduction measures. However, the development of energy prices, raw material prices and exchange rates has been a growing concern for smelters, resulting in the decision to impair the value of the assets, which impacted on the total operating result by £38m.

Products and markets
The Aluminium division is focused on customer specific aluminium products

Corus Report & Accounts 2004 29
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Review of the period

of aircraft plate in the world, supplying major aircraft manufacturers and their respective subcontractors.

Corus is highly ranked in Europe in terms of volume of commercial plate, which is used predominantly in the transport and engineering sectors. It is also one of the major suppliers of automotive sheet in Europe. Corus is one of the world’s leading producers of clad sheet and fins for the heat exchanger market, which is used predominantly in the automotive industry and related component suppliers.

Corus does not concentrate on supplying the packaging sector, which is a major application area for aluminium products, but focuses on customer specific products in the transport, engineering, construction and household application sectors.

Extrusions
Extrusion products are divided into four product categories: industrial extrusions, building systems, hard alloys and projects. The main customers for these products are the building and construction, transport, electrical and mechanical engineering industries. Corus is one of the leading European suppliers of specialty rods and hard alloy extrusions, of which the major consumer is the automotive sector.

Corus sells 90% of its finished products direct to end users, sales to distributors and service centres, including the distribution businesses of Corus, counting for less than 10% of total sales. The transport sector (especially aerospace and automotive) is the largest market for downstream aluminium businesses, accounting for approximately 40% of Corus’ rolled products sales and approximately 35% of its extrusions sales. The construction industry is also a key market for the extrusions business, accounting for approximately 35% of turnover.

Strategy
The strategy of the Aluminium division is:

  to strengthen the position of core activities in selected markets for rolled and extruded products, achieving a position as a recognised leading supplier in the chosen segments.

  to focus on higher added value, more technically demanding products supplied direct to end users.

  to support core activities by dedicated primary metal production and recycled metal.

Dynamics of the business
Corus manufactures predominantly in Europe, which is also the main market for most of its aluminium products, accounting for 74% of the Aluminium division turnover. High added value products such as aircraft plate, brazing sheet and speciality extrusions are also sold world-wide. The principal factors influencing financial performance are demand levels for rolled and extruded products, the LME (London Metals Exchange) price of metal for primary operations, US dollar exchange rates and the operational performance of plants.

Demand
Global demand for primary aluminium rose by 9.3% in 2004 to over 30mt, having grown by over 6% in 2003. The growth was supported by developments in China and the economic recovery in the USA. Growth in western Europe was a more moderate 2.4%. As a result, after some years of oversupply, the market moved into a deficit. Stock decreased and the weakening US dollar supported an upward trend in the aluminium metal price. The average three-months forward rate quotation on the LME for aluminium rose from US$1,428 per tonne in 2003 to US$1,721 per tonne in 2004, an increase of over 20%. Towards the end of the year, prices rose further to US$1,850 per tonne. However, measured in euros, the aluminium metal price increase was more limited at 9.5%, as a result of exchange rate movements.

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LME price
Aluminium ingots for further processing are widely traded on the LME, providing fully transparent pricing for world-wide trading. Aluminium is traded on the LME in US dollars, with prices normally quoted for delivery three months ahead. As LME pricing increases then profitability of the business tends to increase.

The revenue of the primary smelters is directly linked to the LME, but their input costs are only partly related. These units, therefore, experience a change in profitability in direct relationship to the movement in the LME. In contrast, the rolled and extruded products businesses experience swings in their material costs in line with the LME movement. However, this is largely passed through into revenue by operation of the commercial customer terms unless the metal price is fixed by hedges for long term contracts.

Exchange rates
Aluminium is traded world-wide in US dollars. Weakness of the US dollar against the euro and the Canadian dollar leads to reduced margins in the European based primary operations, and on rolled and extruded product sales denominated in US dollars.

Turnover, deliveries and prices
Gross turnover for the period was £1,092m (2003: £1,028m) of which £40m (2003: £36m) was intra-group. The increase in gross turnover of 6% was attributable to an increase of 10% in total deliveries, partially offset by a reduction in average revenue per tonne of 3%.

Gross deliveries in the year were 0.7mt, compared with 0.6mt in 2003, with the bulk of sales being to the external market.

European markets
Demand for rolled and extruded products in Europe recovered in the first half of 2004 from a downward trend in the second half of 2003. In the second half of 2004, however, demand was lacklustre. Overall demand grew by some 2.7% following an increase of some 2% in 2003. The transport and packaging sectors supported the growth; the construction market giving a mixed picture with negative sentiment still in the German market. Overall prices of rolled and extruded products increased but, in general, they were not able to follow the metal price increases, causing a squeeze in margin over metal price.

Deliveries of rolled and extruded products to European markets amounted to 0.42mt in the period compared with 0.38mt in 2003.

Other markets
In North America, following some years of a depressed market, demand grew by over 9%. As a consequence of this and capacity having been taken out of the market, margins over metal rose substantially i.e. on top of increased metal prices.

Asian markets also showed high growth rates in 2004. After several years of stagnation, the Japanese market recovered with 4% growth, while Chinese consumption increased by some 16%.

Deliveries of rolled and extruded products to markets outside Europe amounted to 0.13mt, compared with 0.11mt in 2003.

Prices
Average revenue per tonne for the period amounted to £1,665 compared with £1,719 in 2003. Average revenue per tonne in the first half of 2004 amounted to £1,627 increasing to £1,702 in the second half.

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Review of the period

Whilst the improved performance of the Duffel site contributed to the improvement in the operating result before restructuring and impairment costs, the relatively lower value of their sales mix compared with Koblenz contributed to the reduction in average revenue per tonne year on year. In addition, with some exceptions, product price developments in Europe were not able to absorb the increased metal prices compared with 2003. Nevertheless, the division did improve margins through positive product mix changes. Another negative impact on the average revenue per tonne was that margins over metal for the division’s Canadian operation came under pressure due to the weakening of the US dollar.

Operating costs
Operating costs for the period were £1,083m, 8% higher than in the previous year, and 5% higher before restructuring and impairment costs, which included an impairment in the value in use of the fixed assets associated with the division’s smelting operations in Europe, following losses associated at least in part with high energy costs.

The raw material requirements for the aluminium businesses are obtained in part by importing alumina for the production of primary aluminium and in part by buying slabs, billets and aluminium scrap. These materials are purchased by Corus from third party suppliers under competitively priced supply contracts or bidding arrangements. Due to LME price increases and increased sales and production, raw material costs increased substantially compared with 2003. These increases were partially offset by more efficient usage of raw materials.

Operating result
The operating profit for 2004 was £9m, a deterioration of £17m compared with 2003. However, the result included an impairment charge for the division’s smelting operations in Europe and, excluding restructuring and impairment costs, the underlying result improved by £19m. The improvement was attributable to improved operational performance, increased volume and product mix enhancement, which helped to compensate for the negative impact of metal and selling prices.

The smelters in Delfzijl and in Voerde improved productivity and cost performance, and increased output to record level, although remaining affected by the impact of electricity costs. After two years of negative impact related to the modernisation of the hot rolling mill in Duffel, the mill increased output by 20% in 2004. Deliveries of automotive sheet also continued to grow following the recent investment in a continuous annealing line.

At Koblenz, investments related to the Restoring Success programme allowed output to be increased, especially of aerospace products. Cap-de-la-Madeleine continued to improve its productivity, but experienced decreasing margins caused by the weaker US dollar against the Canadian dollar.

The rationalisation plan for the Bonn operation has now been completed with resulting benefits. With new dedicated finishing equipment, the Vogt operation also successfully increased its output for the automotive component industry.

The operating profit in the first half of 2004 was £26m, worsening to a loss of £17m in the second half due to restructuring and impairment costs.

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Review of the period

Investment
Capital expenditure in 2004 amounted to £43m (2003: £31m). Two significant schemes were completed during the period; namely the revamp of a cast house at Duffel and two additional rectifiers at Delfzijl. Progress continued to plan on the scheme to increase aircraft plate and sheet capacities and capabilities at Koblenz, in order to meet the requirements of the market.

Schemes for the upgrading of two slab preheating furnaces at Duffel were approved, aimed at improving reliability and temperature tolerances. The first renewed furnace will be available after the summer break in 2005, with full scheme completion in the second quarter of 2006. A new high voltage capable connection has also been approved for Delfzijl, which will contribute to reducing electricity costs. The project will complete when the present energy contract expires at the end of 2005.

Major capital projects
Completed in the period	Capital cost £m	Completion date
Duffel – revamp of cast house	4	Dec 04
Delfzijl – two additional rectifiers	3	Mar 04

In progress at end December 2004	Capital cost £m	Completion date
Koblenz – aircraft capacity and capability	29	Q3 05
Delfzijl – 220kV high voltage cable	7	Q4 05
Duffel – revamp of two slab preheating furnaces	5	Q2 05

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Review of the period
Central and other

with a new syndicated bank facility and the impact of a conveyor fire at Scunthorpe works (which fell within the Group’s self-insurance limits).

Overall net costs totalled £75m in the period (2003: £101m), a reduction of £26m compared with 2003. Excluding restructuring and impairment costs, these costs were £27m less than 2003.

Investment
Capital expenditure in 2004 amounted to £5m (2003: £9m). As in 2003, the majority of the expenditure was incurred on the Group’s
e-Procurement project and upgrading equipment at the Group’s technology centres.

Performance summary

£ million unless stated	2004	2003
Turnover
Gross	67	63
Intra-group	59	50
External	8	13
Operating result	(75)	(101)
Operating result (pre restructuring and impairment costs)	(69)	(96)
Employee numbers at year end (headcount)	1,300	1,300
Capital expenditure	5	9

Key issues
Certain activities are managed centrally and undertaken on behalf of all divisions in the Group. These functions include:

  research and development (with over 900 employees located in the UK and the Netherlands);

  supplies and purchasing support;

  commercial coordination;

  health and safety;

  human resources;

  legal services;

  corporate relations;
  corporate development and strategy;

  Group secretariat;

  finance related functions such as reporting and control, corporate finance, internal audit, mergers and acquisitions, and investor relations; and

  Group senior management.
	Where appropriate the net costs of these functions are allocated to the division results. However, certain costs are not allocated in this way and these include costs relating to stewardship, corporate governance and country holdings, statutory adjustments (including pension adjustments) and profit in stock elimination on inter-division transfers. Also during the period there have been a number of individually non-recurring costs charged to the ‘Central and other’ result. In 2004 non-recurring items totalled £32m (2003: £65m) and included insurance costs for historic industrial exposures of personnel, advisor fees on transactions such as the long-term agreement for Teesside Cast Products, and provision against the transfer of AvestaPolarit employees from the British Steel Pension Scheme. Non-recurring items in 2003 included costs in respect of the break fee paid to Pechiney following the decision by Corus not to proceed with the aluminium businesses sale at that time, expenses associated

34 Corus Report & Accounts 2004
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Review of the period
Performance in the period (2003 compared with 2002)
Group structure – old segmental
Comparative divisional data for sales volumes in 2002 is not available so the narrative reviewing 2003 against 2002 is predominately on the basis of the carbon steel and aluminium segments previously reported. It has, however, been possible to prepare the underlying financial information for 2002 on the basis of new divisions. This is presented in Note 1 to the accounts, and the table below provides a reconciliation of Group turnover for 2003 and 2002 between the old and new segments.

The definition of Corus’ main product range has been revised in 2004 to reflect products that are no longer manufactured by the Group. However, the market statistics for 2003 compared with 2002 have remained on the former basis.

Summary
Total Group turnover in 2003 was £7,953m (2002: £7,188m), an increase of 11% from 2002. The increase arose primarily in the carbon steel segment where both sales volumes and average revenue per tonne were up by 7% on 2002. The volume growth was in spite of unchanged demand in the EU, and reflected a modest recovery in market share.

Average revenue for carbon steel benefited from improving selling prices, particularly in the first half of 2003.

In total, average revenue per tonne for the period of £349 was 5% higher than 2002. An increase was seen in both the carbon steel and aluminium segments, predominantly in the first half of the year. Average revenue in the second half was 2% lower than in the first half leading to a 2% fall in turnover from £4,023m in the first half to £3,930m in the second half.

As shown in the table overleaf, the Group operating loss for 2003 was £208m (2002: £446m). The loss in the first half amounted to £57m, increasing to £151m in the second half. However, restructuring and impairment costs in the operating result amounted to a net charge of £21m in the first half and £121m in the second half. Excluding restructuring and impairment costs the loss in the first half amounted to £36m, reducing to £30m in the second half in spite of that period being disproportionately affected by seasonal holiday plant shutdowns, a fire in a conveyor at Scunthorpe works and other non-recurring items. The restructuring and impairment costs in the first half mainly related to the announced closure of the electro-zinc line at Shotton. In the second half the charge included provisions in respect of the restructuring of UK assets, principally in connection with the restructuring of the Group’s Engineering Steels business. The charge also included accelerated

Business segment analysis of Group turnover
	Carbon steel £m	Aluminium £m	Total £m

2003
Strip Products	3,182	–	3,182
Long Products	1,536	–	1,536
Distribution & Building Systems	2,230	–	2,230
Central & other	13	–	13
Aluminium	–	992	992
Group turnover – new segments	6,961	992	7,953
Aluminium distribution	11	(11)	–
Group turnover – old segments	6,972	981	7,953
2002
Strip Products	2,915	–	2,915
Long Products	1,455	–	1,455
Distribution & Building Systems	1,828	–	1,828
Central & other	24	–	24
Aluminium	–	966	966
Group turnover – new segments	6,222	966	7,188
Aluminium distribution	9	(9)	–
Group turnover – old segments	6,231	957	7,188

Corus Report & Accounts 2004 35
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Review of the period
	2003	2002

Operating costs in 2003 were £8,161m (2002: £7,634m) and included a net charge of £142m in respect of restructuring and impairment costs (2002: £53m), and non-recurring items discussed below. Excluding the restructuring and impairment costs, which are explained above, operating costs increased by 6% overall with carbon steel segment costs 6% higher compared with a turnover increase of 12%, and aluminium segment costs 2% higher broadly in line with turnover.

In addition to the restructuring and impairment costs, operating costs for 2003 included one-off items in respect of the cost of the Pechiney break fee (£14m); costs associated with the syndicated bank facility (£23m); the impact of a conveyor fire at Scunthorpe works (£20m in total, including revenue effect); and the final insurance settlement in respect of the Port Talbot blast furnace (credit of £23m). The net impact of non-recurring items on the operating result was a loss of £44m, of which £37m was in the second half.

The only significant one-off items in 2002 were transaction costs of £23m, principally in respect of the intended aluminium sale and the terminated merger with CSN.

On 8 November 2001 an explosion occurred in no. 5 blast furnace at Port Talbot. The explosion made the furnace inoperable and plans

Turnover (£m)
UK	2,148	2,071
Rest of Europe	4,153	3,658
Rest of World	1,652	1,459
	7,953	7,188
Operating costs (£m)	8,161	7,634
Operating result (£m)	(208)	(446)
Restructuring and impairment costs charged against operating costs (£m)	(142)	(53)
Operating result (pre restructuring and impairment costs) (£m)	(66)	(393)
Deliveries (mt)
Carbon steel	17.8	16.6
Aluminium	0.6	0.6
	18.4	17.2

depreciation of £37m to recognise an impairment to the value in use of fixed assets arising from the continuing losses.

The underlying operating loss (i.e. excluding restructuring and impairment costs) in 2003 of £66m compared with an equivalent figure of £393m in 2002 (see below). The improvement was entirely attributable to the carbon steel segment reflecting the improvement in selling prices and volumes, a more stable plant configuration including the successful resumption of a two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

The loss in the first half of 2002 amounted to £207m, increasing to £239m in the second half. However, restructuring and impairment costs in the operating result amounted to a net credit of £45m in the first half and a net charge of £98m in the second half. Excluding restructuring and impairment costs the loss in the first half amounted to £252m, reducing to £141m in the second half, with a marked reduction in the loss arising in the carbon steel segment as European prices improved from their trough in the first quarter of 2002. The restructuring and impairment costs related to changes in cost estimates for environmental and contractual liabilities for site closures and for manpower productivity and restructuring programmes, an impairment to the value in use of fixed assets, and an impairment of goodwill in respect of the Group’s investment in Kienle & Spiess.

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were announced to rebuild it at an estimated cost of £75m. The rebuild and the consequential losses associated with the furnace being out of operation were the subject of an insurance claim. Significant additional operating costs were incurred in 2002, particularly in purchasing slab as a substitute for output lost from the furnace. These costs were in part offset by insurance settlements.

With effect from 22 January 2001 the stainless steel business Avesta Sheffield ceased to be a subsidiary of Corus and, from the same date, AvestaPolarit became an associated undertaking. The Corus share in AvestaPolarit was subsequently sold to Outokumpu on 1 July 2002. Consequently, the share of results of joint ventures and associated undertakings fell in the second half of 2002 following the disposal of AvestaPolarit.

The Corus share of results of joint ventures and associated undertakings amounted to a profit of £9m in 2003 (2002: £21m). The reduction from 2002 was a result of the sale of the Corus share in AvestaPolarit, which was included in joint ventures and associated undertakings for six months in 2002 prior to the sale.

The profit on the disposal of fixed assets and of businesses, subsidiaries and associated undertakings amounted to £45m in 2003 (2002: £115m). In 2003 the profit consisted primarily of the sale of surplus land and property, and of redundant equipment. In 2002 the sale of the Corus share in AvestaPolarit resulted in a loss on disposal of £48m, including a goodwill transfer from reserves of £33m. Corus also sold its 20% interest in the Aluminerie Alouette aluminium smelter resulting in a profit on disposal of £60m. There was a profit of £96m on the disposal of fixed assets, which included £65m in respect of the insurance settlement related to the rebuilding of the Port Talbot no. 5 blast furnace.

The Group’s net interest payable in 2003 of £98m (2002: £92m) reflected the average net debt for the period of £1,414m, with the net debt at 3 January 2004 being £1,013m (2002: £1,236m). The increase in interest payments from 2002 in spite of the reduced level of net debt reflected the higher interest rate payable under the new syndicated bank facility. The Group’s net interest for the period comprised interest earned of £13m on average deposits and loans of £282m less interest incurred of £111m on average borrowings and leases of £1,696m.

After net interest and the Group’s share of the results of joint ventures and associated undertakings, there was a loss before tax for the period of £255m (2002: £404m) and the loss per share was 9.25p (2002 restated: 14.23p). The prior year’s loss per share has been restated following the Placing and Open Offer.

Capital expenditure amounted to £163m in 2003 (2002: £188m). The reduction from 2002 reflected the fact that the Port Talbot no. 5 blast furnace rebuild was completed early in 2003 and further major schemes, including those related to the restructuring of the UK asset base, were not approved until the latter part of the year. The expenditure during the year was, therefore, restricted to essential replacements. The UK accounted for 40%, the Netherlands 32%, the rest of Europe 23%, North America 4% and the rest of the world 1% of capital expenditure in 2003. Capital expenditure is generally met by cash flow provided by operating activities, cash balances and borrowing facilities.

Carbon steel
Turnover, deliveries and prices
Turnover for 2003 was £6,972m compared with £6,231m in 2002. The increase was due to an increase in both sales volumes and average revenue of carbon steel products by 7%, and an increase in distribution and further processing of 4%. The new divisional make up of the carbon steel segment is shown in the business segment analysis of the Group turnover table. Average revenue per tonne was £305 compared with £285 in 2002.

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Turnover in the first half of 2003 of £3,513m fell by 2% in the second half to £3,459m, reflecting a reduction in distribution and further processing of 4% and some slight easing of average revenue by 1% as price rises in the first half flattened out. Sales volume was unchanged between the first and second half in spite of the seasonal impact of holiday and maintenance shutdowns, and a fire in a conveyor at Scunthorpe works during the latter period.

UK market
Estimated demand for the Group’s main carbon steel products at 10.7mt was unchanged in 2003. Automotive output fell slightly in the year, but the construction industry recorded some gains. However, construction growth was concentrated in the government funded and infrastructure sectors, which are less steel intensive, with the more steel intensive factory and warehouse sectors declining. Demand from other sectors declined significantly as international tensions in the first half from SARS and the Iraq war undermined confidence and investment spending in particular. Manufacturing output remained depressed, although the weaker sterling exchange rate to the euro had, by the end of the year, begun to boost manufacturing industry confidence.

Corus deliveries to the UK market in 2003 totalled 6.1mt, of which 5.5mt were in the Group’s main carbon steel products. Deliveries in the first half were 3.1mt, reducing slightly to 3.0mt in the second half, largely due to seasonal factors. The total for 2003 compared with 5.9mt in 2002. The Group’s UK market share in 2003 rose slightly to 51% (2002: 50%), with an improving trend through the year largely due to improved delivery performance and a reduction in imports. Market share was 52% in the second half.

Other European markets
Steel consumption in the continental EU market remained weak as demand from steel using industries declined for the second year running. The decline was most notable in the domestic appliance industry, which was suffering from a lack of confidence among European consumers. The mechanical engineering industry was also affected as the global fall in investment continued to squeeze spending on new equipment. However, an end to the stock reduction seen in earlier years meant that despite the decline in consumption, deliveries to the market rose slightly.

There was some indication that this prolonged slump had reached its nadir. With support from the global recovery, business and consumer indicators turned positive in the last quarter of 2003 and order books for German manufacturing, a key sector in assessing European growth prospects, began to improve.

Against this generally weak demand background, Corus deliveries in and to mainland Europe amounted to 8.5mt in the period, representing an increase of 4% from 2002 (8.1mt) and indicating an improvement in market share. Deliveries in the first half were 4.5mt, falling to 4.0mt in the second half.

Other markets
Outside Europe, the steel market showed a mixed picture. Demand fell slightly in the US, largely as a result of stock movements, and edged up in Japan where exports of manufactured goods grew strongly. However the global picture was dominated by developments in China, where steel demand was estimated to have grown by over 20% in 2003, to reach 231mt. As a result largely of China’s performance, world steel demand increased by around 5% in 2003.

Corus deliveries to markets outside Europe amounted to 3.2mt in the period, an increase from 2.6mt in 2002. The increase largely reflected the strong demand from China and other Asian export markets that more than offset the reduction in sales to the USA resulting from weak demand and the Section 201 import restrictions introduced in March 2002, which remained in place through most of 2003. Deliveries in the first half were 1.3mt and increased to 1.9mt in the second half.

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Prices
Average revenue per tonne for the period amounted to £305 compared with £285 in 2002. The increase in 2003 reflected the combination of strong Asian demand and EU production restraint that led to a sharp rise in European market prices. Average revenue in the first half of 2003 amounted to £306 per tonne reducing slightly to £303 per tonne in the second half, as price rises in the first half flattened out.

Global steel selling prices had been extremely volatile for the previous few years due to a variety of factors. Changes in industrial output and exchange rates coupled with a series of trade actions such as the Section 201 Safeguard measures had been destabilising factors. The steel market was over-supplied in 2001 with the result that prices fell to extremely low levels, reaching a trough in the first quarter of 2002. In the EU and North America these low prices led to some reduction in supply that, together with modest recovery in demand and in the US the impact of Section 201, restored some stability to the market. Through 2003, world average prices overall were little changed, but this apparent stability masked significant variations in regional prices. EU prices reached a modest peak in early to mid 2003 before falling back, while US prices gradually recovered from the trough seen at the start of the year. Pacific Rim prices were especially volatile, being influenced most strongly by over-supply, market weakness, SARS and the Iraq war in the first half. Towards the end of 2003 prices began to recover as China’s effect on the world steel market became more pronounced. The rapid demand growth in China forced up freight rates and the price of key raw materials, and steel prices were pushed up as companies sought to protect profit margins. By the end of 2003 and into 2004, prices in all regions were increasing strongly in response to rising demand, production constraints and raw material costs.

The average spot sterling to euro exchange rate during the period was €1.45 (2002: €1.59) and the average spot sterling to US dollar exchange rate was US$1.64 (2002: US$1.50). The year was characterised by the weakness of the US dollar as a result of escalating US trade and fiscal deficits that, together with low interest rates, sapped confidence in US securities.

Operating costs
Operating costs for 2003 were £7,205m, which was 8% higher than in the previous year in spite of a high level of non-recurring costs in the period, and 6% higher before restructuring and impairment costs. The increase in operating costs was less than the increase in turnover and in sales volume. This reflected the improvement in manufacturing performance due to the more stable plant configuration including the successful resumption of two blast furnace operation at Port Talbot, increased output at IJmuiden, and ongoing cost efficiency measures. These were to some extent offset by increases in raw material and energy prices, and inflationary pressures on other conversion costs, including employment.

Following the explosion at Port Talbot, the rebuild and the consequential losses associated with the furnace being out of operation were the subject of an insurance claim. The operating costs for 2002 were affected by the consequences of the explosion and included the cost of buying replacement slab, additional costs of processing bought in rather than manufactured slab, and additional costs of increasing throughput based on the remaining furnace at Port Talbot. In addition, the business suffered lost contribution during the period in which external slab supplies were being established, through delayed Russian supplies and from increased second choice material associated with purchased slab. These costs were largely covered by the insurance claim previously mentioned.

Global steel market
It was estimated that global effective steelmaking capacity rose by 28mt or 3% in 2003 to 1,056mt. However, this overall figure masked significant regional differences. In China effective capacity increased by 34mt, while in

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the rest of the world capacity declined by 6mt. With steel production increasing by 61mt (and by 23mt outside China) the supply/demand position improved marginally. This change was supportive of price increases, especially towards the end of 2003. Corus estimated that there was still a surplus of around 100mt of effective capacity, of which around 18mt was in the EU. However, this surplus was the lowest seen since the late 1980s, indicating unusually tight market conditions that were likely to persist as long as Chinese demand continued to grow strongly.

In March 2002, President Bush took action to impose additional Section 201 Safeguard measures on US imports of a number of steel products. These measures, which mostly took the form of additional import tariffs of up to 30%, were due to remain in place until March 2005. At the same time, a process was implemented to enable suppliers and their US customers to obtain exclusions from the measures for material unable to be adequately sourced from domestic US sources. While sales to the US of certain of Corus’ products, most notably flat rolled steel, were affected by the Section 201 measures, the exclusions secured covering around one third of Corus’ US sales originally subject to the measures, the sales of products outside the scope of the measures, and the sharp price rises that were experienced in some product areas, helped to mitigate temporarily the impact of the measures.

Major capital projects (carbon steel)
Completed in the period	Capital cost £m	Completion date
Port Talbot – rebuild no. 5 blast furnace	65	Jan 03
IJmuiden – refurbish slabyard cranes and track	6	Mar 03
Port Talbot – cold mill link remotoring stands	6	Aug 03

In November 2003, the WTO Appellate Body ruled the US Section 201 measures to be inconsistent with WTO rules. On 4 December 2003, President Bush issued a statement ending the US Section 201 measures with effect from 5 December 2003. From that date, all imports into the US, including Corus sales, have been free from any additional Section 201 duties or restrictions.

Investment
Capital expenditure in 2003 amounted to £132m (2002: £158m). The focus of expenditure remained on essential replacements to maintain the activities of the business, and to meet safety, environmental and related obligations.

The rebuild of no. 5 blast furnace at Port Talbot following the explosion that destroyed the furnace in November 2001 was completed in less than twelve months and the rebuilt furnace was lit on 2 January 2003. Smaller schemes to refurbish cranes and track in the slabyard at IJmuiden and to remotor stands on the cold mill link at Port Talbot were also completed during 2003.

Preparation for the reline of no. 7 blast furnace at IJmuiden commenced in 2002 and steady progress was made.

Preliminary projects were undertaken prior to the main reline without disturbing daily operations. The blast furnace is now expected to come out of production in 2006 to allow the reline to be completed.

In the last quarter of 2003 a number of major capital expenditure projects were approved, largely related to the announced UK restructuring programme. The heavy end development plan at Port Talbot to install equipment in the blast furnace, steel plant and continuous casting areas; the restructuring plan for Engineering Steels focused at Rotherham, which will be developed to provide direct cast feedstock into a combination bar mill, rolling both straight bar and coiled bar; the refurbishment of the Morfa coke oven batteries at Port Talbot to allow the site to return to a coke making capacity of 0.9mt per annum; and the installation of a third ladle furnace at Scunthorpe designed to meet the projected future requirements from Corus businesses for high quality semi-finished products, and to enable liquid steel to be scheduled more efficiently through the complex steelmaking and casting production process.

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Aluminium

Turnover, deliveries and prices
Turnover for the period was £981m compared with £957m in 2002, an increase of 3%, which was linked to a weakening of sterling against the euro, increasing the sterling value of turnover of aluminium businesses located in the euro-zone. The currency translation effect was partially offset by lower aluminium trading activities and lower LME prices for aluminium, which are discussed below.

Total deliveries stayed at the same level of 0.56mt in 2003 as in 2002. However, aluminium trading activities reduced during the year and, in spite of a continuing weak global environment, deliveries excluding trading increased by 5%. Deliveries of rolled products to the aircraft and automotive industries particularly improved, by 10% and 23% respectively, and sales of heat exchanger material increased by 3%. Extruded products also increased in volume, notably within hard alloys, in spite of difficult market conditions in its main German market, as did external deliveries of primary aluminium.

There was a decrease in turnover of 8% between the first and second half of 2003, mainly reflecting the seasonal effect of customer shutdowns in the summer and over Christmas.

European markets
Demand for rolled and extruded products in Europe recovered in early

2003, but then remained flat through the remainder of the year. Overall demand increased by about 2% on 2002. Demand for rolled products developed slightly more strongly than demand for extrusions. The rolled products market continued to benefit from increasing penetration into the automotive industry, while growth in extrusions was held back by the continuing slump in the European construction market.

Deliveries to European markets amounted to 0.43mt in the period compared with 0.44mt in 2002, which was mainly a result of lower trading activities.

Other markets
In the US, demand for aluminium rolled and extruded products rose moderately by around 2% in 2003. Although the economy performed strongly overall, industrial growth was virtually absent. This was reflected in a stagnant market for rolled products. However, on the back of a stronger construction market, extrusions demand grew. Markets in eastern Europe and the Far East continued their strong growth.

Deliveries to markets outside Europe amounted to 0.13mt in the period compared with 0.12mt in 2002.

Prices
Average revenue per tonne amounted to £1,766 compared with £1,708 for 2002, an increase of 3% as a result of a lower level of trading activities and a weaker sterling exchange rate against the euro. Excluding trading activities, the average revenue per tonne amounted to £1,803, representing an increase of 1% in spite of a lower LME price for aluminium by £47 per tonne. This was achieved by a change of mix, with more higher added value products such as aircraft and automotive products.

Between the first and second half of 2003, prices decreased from £1,801 to £1,731 per tonne, as a result of a decrease in the LME aluminium price, a stronger Canadian dollar against sterling (affecting the Group’s Canadian operation) and higher sales of primary aluminium.

Pricing of aluminium products is heavily influenced by the price of metal traded on the LME in US dollars, and the euro/US dollar exchange rate. In the period the underlying LME aluminium price for Corus averaged $1,388 per tonne, which compared with $1,360 per tonne in 2002. On the same basis, the first half averaged $1,376 per tonne with the second half at $1,400 per tonne. However, the moderate increase of the US dollar metal price was offset by the weakening of the US dollar against other currencies. Combining the metal price and exchange rate movements gave a further fall of 5% between 2002 and 2003 in the underlying sterling price of aluminium.

Rolled and extruded product prices in Europe dropped, following the metal price decrease in euros. For

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Major capital projects (aluminium)

At the Cap-de-la-Madeleine rolling mill a significant improvement in productivity was achieved as a result of investments and operational improvement measures in recent years.

Investment
Capital expenditure in 2003 amounted to £31m (2002: £30m). As in the carbon steel segment, expenditure in the aluminium segment was focused on essential replacements to maintain the business, and to meet safety and environmental obligations.

The scheme for modernisation of drive regulation on the hot mill at Duffel was completed to plan in June 2003. However, completion of two other projects, expenditure on the cast house at Duffel and two new rectifiers for the smelter at Delfzijl, was delayed into 2004. The delays resulted in part from reviews of the developments arising out of the negotiations for the proposed sale of the Group’s aluminium activities, but had no effect on current operations.

The principal project approved in 2003 was the ‘AirCap’ project at Koblenz at a cost of £29m, with the purpose of increasing aircraft plate and sheet capacities and capabilities, in order to meet the requirements of the market. The investment aimed to eliminate existing bottlenecks for the production of aircraft products and to increase capacity by approximately 25%.

Completed in the period	Capital cost £m	Completion date
Duffel – modernisation of drive regulation at hot mill	4	Jun 03

rolled products the margin over metal was maintained, but for extrusions there was a margin squeeze. In the US, prices for rolled and extruded products were relatively stable and were able to follow the dollar metal price increase at the end of the year.

The upturn of the aluminium price in 2003 in US dollar terms reflected the improved supply and demand situation, and the better prospects for 2004.

Operating costs
Operating costs were £956m compared with £936m in 2002, an increase of 2%. The higher operating costs also mainly reflected the weakening of sterling against the euro, with a resultant rise in the sterling value of operating costs of euro-zone based production facilities. Excluding the exchange rate effect, the operating costs decreased due to the lower LME price of aluminium in euros and the contribution of cost reduction programmes, partly offset by higher energy costs. Between the first and second half of 2003, costs decreased by 7% due to reduced production and sales, and the lower LME price for aluminium in euros.

Global aluminium market
Demand for primary aluminium in the western world rose by almost 7% in 2003, but supply increased at a slower pace limiting the market surplus. Production at western smelters rose by almost 3.5%, while net imports by the former eastern bloc and China were estimated to have increased substantially. Although demand improved, stocks also increased to some extent, indicating that market conditions remained relatively weak. Nevertheless, the average three months forward rate quotation on the LME for aluminium rose from $1,365 to $1,428 per tonne. Towards the end of the year, prices rose to above $1,600 per tonne on the back of the weakening dollar and driven by global demand for commodities. However, measured in euros, the aluminium metal price actually decreased substantially, and in sterling moderately, as a result of exchange rate movements.

Operational performance
Continuous improvement programmes across the aluminium segment resulted in productivity improvements, cost reductions and improved safety performance. The latest phase of modernisation of the hot mill at Duffel was successfully completed in 2003, and gave rise to improvements in reliability and metal recoveries.
However, during the period when the mill was inoperative to complete the work, output was adversely affected.

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People
Most regrettably, there were two fatal accidents to contractors on Corus sites during 2004. In February a lorry driver at Myriad in France received fatal crush injuries, and in March an electrical engineer was electrocuted whilst carrying out maintenance work at Llanwern in the UK. Both incidents were thoroughly investigated and recommendations were circulated to all sites.

Serious incidents as measured by lost time injury frequency rates reduced by 50% in 2004 compared with 2003. This continued the improvement in performance since 2002 and, over three years the lost time injury frequency rate has improved by 75%.

The Executive committee continued to identify improvement in the Group’s health and safety performance as a key priority and have actively led the improvement programme since 2001. During 2004, members of the Executive committee carried out over one hundred and fifty safety tours, issued eight new health and safety standards, required all senior managers to receive training in leadership skills and conducting safety tours, and developed and launched a ‘maturity tool’ to help sites to achieve their potential.

In the year, Corus was prosecuted on one occasion resulting in a fine of £10,000 for a breach of the Health and Safety at Work Act following an accident at Scunthorpe in 2003.

At the end of December 2003 the number of employees in the Group was 49,400. This reduced to 48,300 at the end of December 2004, with the analysis by division being Strip Products 22,600, Long Products 12,900, Distribution & Building Systems 5,800 and Aluminium 5,700. 1,300 employees are not attached directly to one of the divisions. The net reduction compared with 2003 of 1,100 reflected disposals, notably in North America, and the continuation of the Group’s restructuring programme and productivity improvements. In the review period, UK manning levels declined from 24,600 to 24,400, in the Netherlands from 11,400 to 11,200, and in Germany from 6,000 to 5,800. The other principal countries in which Corus has employees are France 1,600, Belgium 1,700, Canada 800 and the USA 700.

The average number of employees in the Group for the period was 48,600 including 24,500 in the UK, 11,300 in the Netherlands and 5,900 in Germany. This compared with 50,300 overall in 2003 and 51,600 in 2002.

Corus has experienced no significant industrial relations problems since its formation in 1999. Well developed procedures have operated in all parts of the Group for a considerable time for the purpose of consulting and negotiating with the trade unions, the European Works Council and employee representatives, and these have been used extensively in discussions on the substantial changes that have been required in working practices and the number of employees as a result of the restructuring programmes and major closures. Approximately 84% of Corus’ UK employees are members of trade unions, with trade union membership in the Netherlands estimated to be around 45% and in Germany around 50%.

The British Steel Pension Scheme (‘BSPS’) is the principal pension scheme of the Group in the UK. It is a defined benefit scheme and members contribute at the rate of 5% of pensionable earnings. With effect from 1 April 2003, the Company has contributed at the rate of 0% of pensionable earnings to the Main Section of the scheme, supported by a past service actuarial surplus, and 12.3% to the Acquisition Section, subject to review at future actuarial valuations. The next formal valuation of the Scheme is scheduled to be undertaken as at 31 March 2005. The main features of the 2002 valuation of the scheme and information about other UK pension schemes operated within the Group are provided in Note 32 to the Accounts.

A bulk transfer payment of £130m was made by the BSPS to the new AvestaPolarit Pension Scheme in March 2004, representing the past service liabilities for those members who left the BSPS on 31 August 2003 and elected to transfer their past service benefits to the AvestaPolarit

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Pension Scheme. Under the terms of the sale of its interest in AvestaPolarit Oyj Abp in 2002, Corus entered into an agreement through to March 2008 to fund any net difference between the required contribution rate to meet the benefits under the AvestaPolarit Pension Scheme and the employers’ contributions that would have been payable to the Main Section of the BSPS. Corus has provided for the liability arising from this agreement.

The Stichting Pensioenfonds Hoogovens (‘SPH’) scheme is the principal pension scheme of the Group in the Netherlands. It is a defined benefit scheme and contributions in 2004, which can vary according to the funding ratio of the Scheme, stood at 10% from the Company and 6% from members relative to gross reckonable earnings. Further information about the SPH scheme is provided in Note 32 to the Accounts.

Corus continues to invest in education and training with overall spending estimated to be in excess of £50m in 2004. Progress with certain initiatives continued, in particular, revised processes for the assessment and development of talent, management review, and the roll out of a standard approach to appraisal with a firm performance-related link to remuneration.

Environment and the community
Corus considers care for the environment to be essential both in terms of its duty to society and to ensure the continuity of its business. Corus is committed to protecting the environment by minimising the impact of its operations and products through the adoption of sustainable practices, and through continuous improvement in environmental performance and control.

To implement its environmental policy, Corus businesses have systems in place that focus on managing and minimising the effects of their operations. To date, over 80% of manufacturing operations have been certified to the independently verified international environmental management standard, ISO 14001. The Group has set a target to achieve 95% certification by the middle of 2006.

Climate change is one of the most important issues facing the world today. Corus recognises that the steel and aluminium industries are significant contributors to man-made greenhouse gas emissions as the manufacture of steel produces carbon dioxide (CO2), and the manufacture of primary aluminium generates both CO2 and perfluorocarbons (PFCs).

Corus has made a voluntary agreement with the Dutch government to benchmark its energy efficiency against world-best standards, committing it to becoming one of the world’s leaders in terms of energy efficiency as soon as it is reasonably achievable and no later than 2012. In the UK, Corus has negotiated an agreement with the government to reduce total energy consumption by 11.5% compared with 1997 levels by 2010. Furthermore, in conjunction with the European primary aluminium industry, Corus has voluntarily agreed to significantly reduce PFC emissions by 50% compared to 1990, by the end of 2005.

In addition to these improvements, Corus is also working with other steelmakers in Europe on a major research and development project (ULCOS – Ultra Low CO2 Steelmaking) to identify and prioritise low carbon emission iron and steelmaking processes that could go forward for semi-commercial scale pilot tests, with the ambitious objective of reducing carbon emissions by 50% by 2050.

The EU Emissions Trading Scheme (ETS) was adopted on 22 July 2003 and came into force on 1 January 2005. The scheme currently focuses on CO2 emissions and applies to various production processes, including those used in the production of steel. Each EU member state has its own nationally negotiated emission rights allowance, which is allocated

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back to CO2 emitting sites. Sites have permission to emit CO2 up to the value of their rights allocation, and any surplus can be sold and any deficit purchased on the emission rights market. The initial phase 1 period of the EU ETS covers 2005 to 2007, with usage of rights being reconciled and externally verified annually. Failure to possess adequate rights to match missions is penalised at €40 per tonne of CO2 in phase 1.

The Dutch National Allocation Plan (NAP) for phase 1 has been finalised and the Corus IJmuiden site is projected to be short of CO2 rights over the period. The total cost of the net shortfall over three years at a trading price of €8 per tonne is estimated at €8m.

The UK NAP for sector and site allocations for EU ETS phase 1 was published on 14 February 2005. The UK NAP has not yet been approved and discussions are continuing with the European Commission. Nevertheless, the UK Government’s intention is to give industry certainty on the published numbers and it is its intention that any allocation below the level in the NAP will be achieved by further reducing the number of allowances assigned to the power station sector. As a result, the allocation for all other sectors will be unaffected by any reduction in the overall total below the proposed NAP.

Corus’ allocation under the UK NAP broadly reflects its needs through the first phase of the scheme. The targets are challenging but achievable and Corus will strive to ensure it meets its environmental obligations.

Increasing attention is being focused on developing products that have a better environmental profile or that have inherent environmental advantages. To help vehicle manufacturers develop emission-free fuel tanks that meet future environmental legislation and recycling targets for end of life vehicles, Corus has developed Neotec™. A lead-free metallic (tin/zinc alloy) coated steel, Neotec™ has a number of advantages over permeable plastic fuel tanks. Notably it is significantly easier and less expensive to recycle, particularly when plastic is impregnated with fuel.

Corus aims to contribute positively to the communities around or near to its operations. As well as providing employment for many thousands of people, Corus actively participates in community initiatives and encourages biodiversity and nature conservation.

In the Netherlands, the Group’s product and process innovation, research centre and continuing education of workers makes a valuable contribution to the knowledge economy. Moreover, after restructuring and intensifying the use of the IJmuiden site, Corus has been able to devote about one hundred acres of the site to provide a new boost to regional economic development. A wide range of companies has now established themselves in the IJmond Business Park.

In the UK, Corus has continued to finance local community projects contributing towards a number of initiatives; for example £19,500 for community sports facilities at Redcar Soccer and Belton playing fields, and £60,000 to a variety of schemes in Wales through the Arena Network. Corus has also made a corporate donation of £100,000 to provide appropriate aid to victims of the Asian tsunami, through the Disasters Emergency Committee. In addition, Corus employees and business units have raised further funds of approximately £150,000.

Corus will publish its second combined health, safety and environment report in May 2005 (the Corporate Responsibility Report) detailing the performance and progress made in 2004 and this will be available by viewing the Group’s website www.corusgroup.com

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Technology
Corus places high emphasis on the continuous improvement of its processes and products as well as on the development of new high added value products that can be sold profitably. The special projects that were started in 2003 as part of the Restoring Success programme, primarily aimed at achieving manufacturing excellence by applying best practice in processes throughout the Group, began to deliver results in 2004. These projects will continue as the Restoring Success programme develops further.

Following a reconsideration of the future of research and development operations in the UK, it has been decided to retain Swinden and Teesside Technology Centres, and investments are underway to improve the facilities at both locations.

Corus continues its policy of collaborative product development with key customers in its principal markets and, for more fundamental and pre-competitive research, with leading research institutes in the metals world. In the UK, the successful Engineering Doctorate scheme in Wales, which is a unique partnership between the University of Wales, the Engineering and Physical Sciences Research Council and Corus, celebrated its tenth anniversary in September 2004. This scheme gives leading graduates, who aspire to key positions in industry, the opportunity to gain experience in technical and engineering disciplines at Corus while pursuing doctorate research studies. In the Netherlands, Corus joined the Government initiative JetNet, aimed at encouraging young people to choose a career in technology.

A major initiative of the European Steel Technology Platform, which was created in 2003 and aims at establishing long-term targets for the technological development of Europe’s steel industry, was the proposal to the European Commission for an integrated project to develop ‘breakthrough technologies’ to substantially reduce CO2 emissions in steelmaking. This project, known as ULCOS (Ultra Low CO2 Steelmaking), was formally launched on 24 December 2004, when contracts were signed with the European Commission. In addition to investigating if there is a coal or coke based technology that significantly reduces CO2 production, the project will look into new technologies based on possible alternative energy resources, provided these can become economically viable.

Continuous innovation is a prerequisite for maintaining a leading position in industry, and is usually a combination of ongoing improvement and occasional breakthroughs. Although steel production is often seen as a mature process, significant improvement is still possible, notably by making use of new options in measurement and control technology. For example, the development and implementation of a computer-aided system for through process temperature control in the steel plant in IJmuiden led to reduced scrap consumption, increased converter lifetime and increased output because of a reduction of process interruptions. Similarly, the development of an in-furnace temperature logger for billet, bar and small bloom, that was piloted at Thrybergh, will enable more reliable temperature measurements, which is key to making products of consistent quality at minimum operational cost.

Advances in measurement technology may also allow the replacement of manual process measurements by automated measurements, so improving the working conditions of plant personnel. The introduction of a technique to measure the temperature of the incoming liquid iron at the IJmuiden steel plant, applying contact-free pyrometer measurements, obviated the manual measurements by means of a lance. It also allowed further optimisation of the steelmaking process because the measured data can be fed on-line to the process computer. This has cut both material and operational costs, and has contributed to the Restoring Success programme.

In 2004, Corus launched a new generation of light gauge steel under the brand name Ymagine™. This material is produced by the direct sheet plant and the high-speed pickling line at IJmuiden, and its properties differ fundamentally from

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those of traditional hot rolled and cold rolled material. It can be produced in thinner gauges than previously possible in conventional hot rolled steel and significant yield improvement is possible due to the tight dimensional tolerances that are comparable to those of cold rolled steel. Ymagine™ is mainly aimed at thin gauge drawing and high strength low alloy applications, such as building components, radiators, drums and structural inner parts for cars.

In product development, new coatings and new coating processes have been a focus area for several years. A variety of materials and technologies can be applied to obtain coatings with different properties, and tailoring these properties to the requirements of specific markets is a way to add customer value. For the packaging sector, much effort is being spent on the development of polymer coated steels and on tailoring the composition of the coating to specific applications. Customers are now adopting the results of these developments and several have entered new products made from Corus material into product competitions such as the ‘Can of the Year Awards’. Awards were achieved in 2004 for a tapered salmon can made from Protact material with a specially designed coating to which the fish does not stick; the so-called eco-can, a beer and beverage can also made from polymer-coated material but with a totally different type of polymer that obviates several stages of the conventional can making process; and a paint can that can easily be reclosed.

Building and construction is the largest market sector for Corus, and product development and enhancement for this sector is therefore a key priority. Construction in western Europe is predicted to grow between 1.5-2% per annum in coming years, while the construction market in the UK is forecast to grow by 30% by 2012. Having secured high market share in commercial and industrial construction, product development is now focusing on sectors that show real long-term growth potential such as health, education and residential. Partnerships have been set up to improve market knowledge and increase supply chain efficiency. For example, Framing Solutions, a joint venture with Redrow, has pioneered light steel framed residential construction and, early in 2004, Corus Living Solutions completed the installation of a range of new manufacturing equipment at Shotton works, which provides a substantial change to the volume of modular accommodation available in the UK market. Modular houses can be erected within a very short time compared to standard building methods and are particularly suited to sectors where there is a need for affordable housing, as well as the hotel market.

May 2004 also saw the first installation of Corefast™, a new off-site construction system for lift and stairway cores developed by Corus.

Corefast™ is suitable for multi-storey buildings, and allows lift and stair cores to be erected in just 15% of the time it takes to erect a traditional core. The Corefast™ system uses Corus’ Bi-Steel product and concrete panels, and the cores are delivered to site as pre-fabricated components ready to lift into position.

Corus continued to strengthen its automotive technology development and to improve customer focus in the way newly developed technologies are deployed. A major step was made by the relocation of its Automotive Sector Unit (ASU) to the International Automotive Research Centre on the campus of Warwick University at the beginning of 2004. This is leading to closer collaboration between Corus and the University in a number of areas, including the use of advanced high strength steels in car body structures. Corus has developed a new technique for improving the speed and accuracy of design optimisation, called F2C (Forming to Crash), aimed at achieving improved material utilisation in vehicle body structures. Advanced high-speed crash analysis techniques have also been developed at ASU allowing Corus to offer products meeting the new bridge and safety fence standard, and to be a supplier for new and replacement highway safety systems.

As well as growing and improving in existing markets, Corus is also seeking to exploit available technological knowledge to penetrate new markets.

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With this objective in mind, Corus announced early in 2004 a world first in making steel products that are formed and bonded with polymer in a single step. This technology, known as polymer injection forming (PIF), is expected to lead to a new era in the production of consumer products as diverse as mobile phones, kitchen appliances, cutlery, automotive components and garden furniture. The key novelty of PIF is the fact that it shapes the two materials in one step and bonds a layer of polymer to steel. This can be achieved using existing plastic moulding equipment, so investment in new machinery is not necessary. The announcement by Corus aroused much interest and first agreements with consumer products manufacturers were established in 2004.

Net expenditure on research and development in 2004 amounted to £63m (2003: £62m).

Business risk management
The Group’s management operate a risk management process that has evolved over the years and has been adapted to ensure compliance with the corporate governance requirements set out in the ‘Internal Control Guidance for Directors on the Combined Code’ as issued by the ICAEW. Based on this process, a full assessment of business risk is undertaken annually to produce a Group-wide risk profile that identifies the Group’s significant risks, the probability of those risks occurring and their potential impact should they do so. The Group’s management has the prime responsibility for the design, operation and adequacy of prevention, monitoring and modification practices adopted to manage the risks identified. The risk profile is regularly updated as detailed below. The annual review is conducted at the end of the third quarter in each year and is reported to the Executive committee, Audit committee and Board. The Executive committee, business unit managing directors and functional heads undertake the assessment of the principal risk areas and related risk management practices for the Group. Executive committee members are responsible for assessing strategic risk and business unit managing directors are responsible for assessing operational risk, and for ongoing monitoring and adequacy of related control procedures. Functional heads advise on specific functional issues.

Monthly reports are made to the Executive committee and the Board dealing with any significant changes in risk and controls in the period. Regular detailed reports are also made to the Executive committee on a quarterly basis concerning risk, and associated control and monitoring procedures. The results of these reports are reported to the Audit committee and the Board.

The Group also runs a business continuity programme, which has now been incorporated as an integral part of the risk management process across the Group.

Corus has a well established and well resourced internal audit function that reports to the Executive Director, Finance on a day to day basis, but has a direct link with and access to the chairman of the Audit committee. The Audit committee receives reports from the internal audit function four times a year and also considers the terms of reference, plans and effectiveness of the function. The internal audit function works closely with the external auditors and provides assurance to the Board, the Audit committee and the Executive committee that business risks and mitigating controls are being addressed in an effective manner.

Corus aims to minimise its expenditure on insurance and to reduce its exposure to catastrophe losses to a level consistent with its ability to carry such losses. To this end Corus maintains insurance cover, which it feels is appropriate for its business, through a combination of self-funding and policies purchased from external insurers. Corus arranges some of its insurance through Crucible Insurance Company Limited (Crucible) and Hoogovens Verzekeringsmaatschappij NV (HVM), two wholly owned subsidiaries. Crucible and HVM reinsure

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catastrophe risks with the external insurance market. Corus’ external insurance policies cover its statutory insurance requirements and certain contractual obligations, as well as catastrophe risks, ranging from single large losses to an aggregation of frequent low-value claims. External insurance is also used to insure non-catastrophe risks where it is cost-effective, and when claims handling and other specialist services are required.

Insurance policies are arranged on a Group basis for the following key classes of insurance:

  Material damage and consequential loss;

  Public and products liability;

  Professional indemnity;

  Aviation products liability;

  Marine cargo; and

  Directors’ and officers’ liability.

Other country specific cover is arranged as discrete policies at the regional level.

The net book value of investments held by Crucible and HVM at the end of December 2004 was £58m (2003: £48m; 2002: £48m).

Acquisitions and disposals
Following the strategic decision to focus on core activities, Corus has rationalised its operations in North America. It has sold its two service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing business, Corus Metal Profiles. These comprised the activities of the business unit, Corus Metal Services North America, which employed approximately 340 people and operated from 17 locations in Canada and the USA. The businesses concerned lacked the critical mass required to qualify as core for Corus. The sale of Corus Metal Profiles was completed on 9 January 2004 and the sale of Corus Coil Products and Corus Metals was completed on
12 March 2004. The total sale proceeds amounted to CAD$67m (approximately £30m).

Corus concluded the sale of Corus Tuscaloosa, a US mini-mill producer of a wide range of plate products, to Nucor Corporation on 17 July 2004 for a gross consideration of US$90m (approximately £49m).

Following the year end, Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000.

On 30 April 2004 Corus completed the sale of its sheet piling commercial operations to Arcelor for proceeds of £26m, leading to its withdrawal from that product range, sales of which had amounted to around 150,000 tonnes per annum.

On 5 February 2004 Corus announced it was entering the early stages of a process to actively consider the options for its aluminium businesses, which may lead to discussions with third parties. The process is continuing.

On 16 December 2004, following regulatory approval, Corus completed the purchase of the remaining 50% shareholding in Segal SA from Metallnvest investment fund, to add to its current holding of 50%, for a consideration of €25m (approximately £17m). Segal is a Belgian hot dipped galvanising line.

Corus has been monitoring the initial activities regarding the privatisation of Erdemir, Turkey’s leading steel producer, and has expressed an interest in participating in the privatisation process for Erdemir. A number of other steel companies have also met with The Privatisation Administration.

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Accounting policies
Details of the main accounting policies used by the Group appear on pages 89 to 91. The financial statements to 1 January 2005 have been prepared in accordance with the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP along with a discussion on the nature of any reconciling items. See Note 38 ‘Supplementary information for North American investors’ on pages 133 to 139.

Preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgment for Corus under both UK GAAP and US GAAP related to tangible fixed assets, current asset provisions, deferred tax, retirement benefits, and provisions created for redundancy, rationalisation and other related costs (as discussed in the ‘Summary’ on page 11). Each of these areas is discussed below.

A significant part of the capital employed by the Group is invested in tangible fixed assets and an estimate must be made of the effective life applied to each category of assets.

The estimates made are based on a number of factors including the accumulated experience of effective asset lives from historic business operations. This in turn determines the annual depreciation charge, which has an impact on earnings. Also, where appropriate, the carrying values of fixed assets are reviewed for impairment by reference to their value in use. This value is determined based on discounting cash flows using a pre-tax discount rate of 9.5%.

During the normal course of trading, judgment must be used to establish the net realisable value of various elements of working capital. In particular provisions are created for obsolete or slow moving stock, and bad or doubtful debtors. These provisions are created at levels appropriate to the individual circumstances of each business within the Group.

Two significant judgments must be made in relation to deferred tax balances. An estimate must be made of the effective rate at which liabilities are expected to reverse and a judgment must be made as to the level of assets to be recognised for brought forward taxable losses. Deferred tax assets amounting to £150m have been recognised in the balance sheet at 1 January 2005. The deferred tax assets in respect of tax losses are regarded as recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total losses with a value of £1,706m, of which £1,218m are UK losses.

Results of the Group include costs relating to the provision of retirement benefits for employees. The cost of these benefits and the present value of any pension assets and liabilities depend on such factors as life expectancy of the members, the salary progression of current employees, the returns that the pension fund assets will generate in the time before they are used to fund the pension payments, and the rate at which the future pension payments are discounted. Corus uses estimates based on previous experience and third party actuarial advice in determining these future cash flows and the discount rate. Details of the assumptions used for the Group’s main defined benefit schemes are given in Note 32.

The requirement for provisions related to redundancy, rationalisation and other related costs are assessed on a regular basis. Amounts recognised as a provision are the best estimates of expenditure required to settle relevant obligations at the balance sheet date. These estimates are based on factors such as previous experience and third party advice, but the timing and value of these liabilities are not certain.

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Each of these areas of judgement relies upon a number of estimates and is subject to uncertainties. These can vary between different countries in which the Group operates and there is a large degree of interdependency between them. As a result no analysis is given here of a change in any one particular assumption. However, all of these factors are considered at least annually and, where reassessment or changing circumstances lead to material changes, this is discussed in the relevant review of the period and disclosed fully in the notes to the accounts.

During 2004, Corus adopted UITF Abstract 38 ‘Accounting for ESOP trusts’ and related amendments to Abstract 17 ‘Employee share schemes’. In particular, UITF 38 changed the balance sheet presentation of Corus’ own shares held in ESOP trusts from recognising them as assets to deducting them in arriving at shareholders’ funds. This change in accounting policy had no impact on profit and loss accounts previously reported, but reduced net assets by £1m. The comparative balance sheets have been restated for this effect.

‘Earnings per Share’, FRS 23 ‘The Effects of Changes in Foreign Exchange Rates’, FRS 24 ‘Financial Reporting in Hyperinflationary Economies’, FRS 25 ‘Financial Instruments: Disclosure and Presentation’, FRS 26 ‘Financial Instruments: Measurement’, and FRS 27 ‘Life Assurance’. These standards are only applicable for accounting periods beginning on or after 1 January 2005, and are part of the programme of convergence between UK accounting practice and international accounting policies, as discussed below. Given these facts, Corus has chosen not to adopt any of these changes early for the Report & Accounts 2004.

Although FRS 17 ‘Retirement Benefits’ was issued in November 2000, its full requirements also do not need to be met until accounting periods beginning on or after 1 January 2005 (delayed from 22 June 2003 under the original ASB proposals). The full requirements of the standard have not yet been adopted by Corus but the required transitional disclosures have been made since 2001. FRS 17 requires any surplus or deficit on the Group’s pension schemes to be recognised in the balance sheet.

The four principal pension schemes that Corus operates remain in a net surplus, which at 1 January 2005 is estimated to be £66m. However, after taking account of other schemes within the Group and all associated deferred tax balances, this is reduced to a net liability of £30m. It should be noted that each scheme’s ongoing funding arrangements are not affected by the FRS 17 disclosure requirements or other accounting standards.

On 15 September 2004, Corus agreed amendments to its securitisation programme in the UK that was originally launched on 18 April 2002. These amendments increased the amount that may be advanced as purchase price to £275m and extended the maturity date of the programme to April 2009. Under the programme Corus may from time to time offer to assign all of its rights, title and interest in certain eligible trade receivables to a third party financing vehicle, which funds the cash purchase price of any original receivables ultimately in the USA and other commercial paper markets. That purchase price takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period.

In addition to this change, there have been eight new UK standards issued by the Accounting Standards Board since the last Report & Accounts. These were FRS 20 ‘Share Based Payments’, FRS 21 ‘Events after the Balance Sheet Date’, FRS 22	Securitised trade debtors	£m
	Securitised gross trade debtors	406
	Less non-returnable proceeds	(275)
	Net securitised trade debtors	131
	Other trade debtors	1,070
	Total trade debtors	1,201

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Under FRS 5 ‘Reporting the Substance of Transactions’ the proceeds from the securitisation have been offset against the securitised trade receivables in a linked presentation. Thus, included within debtors due within one year are the amounts stated in the table on page 51.

The Group is not obliged, and does not intend, to support any losses arising from securitised receivables. Broadly, in the event of default in payment by a debtor of a particular eligible securitised receivable, the providers of the finance under the securitisation will seek repayment, as to both principal and interest, only from receipts in respect of the remainder of the securitised receivables in which they hold an interest. Repayment will not be sought from the Group in any other way.

International accounting policies
Corus will start to prepare its consolidated accounts under International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) from 1 January 2005, along with some 7,000 other companies with shares and debt listed within the EU. From 2003 and throughout 2004, Corus has undertaken a project to implement the necessary accounting system and process changes to comply with these new standards. Under the auspices of a steering committee of senior finance officers of the Group, a programme of training, consultation and restatement is nearing completion. When appropriate, the Group’s Audit committee, Board and external auditors have been kept informed of the adoption process and consulted on specific aspects.

Corus continues to assess the latest changes to international accounting standards and interpretations of those standards, in particular IFRIC 3 (proposing to treat emission rights as intangible assets) and IFRIC 4 (providing further guidance on those agreements to be treated as leases). Until this assessment and the planned external review of the restatement of 2004 have been completed, Corus does not consider it appropriate to disclose the financial impact of the application of IASs and IFRSs. However, as well as changes in the presentation and format of primary statements and notes to the accounts, the most significant areas of change will be in the treatment of the following:

  Employee benefits, in particular pension costs and balances that will no longer reflect the smoothing effect of SSAP 24.

  Convertible debt, which will have to be disclosed and accounted for as separate debt and equity elements.

  Goodwill, which is no longer amortised and instead is assessed for impairment on an annual basis.

  Share based remuneration, where costs must be recognised on a fair value basis and where there is no exemption for UK Inland Revenue approved or similar sharesave schemes.

  Development and software costs, where there is a greater emphasis to capitalise such items.

  Deferred tax balances, which can no longer be discounted and are recognised on the basis of temporary differences rather than timing differences.
  Derivative financial instruments, which must be carried in the balance sheet at their fair value.

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The first results that Corus publishes under these new rules will be the interim accounts for the six months to end June 2005, and the first annual report and accounts will be for the twelve months to end December 2005. At that time comparative periods will be restated to show the full effect of the changes from UK accounting practice and details will be provided of all adjustments that have been necessary to shareholders’ equity and retained results. In advance of the announcement of the interim accounts, Corus intends to separately publish a restatement of the 2004 results under international accounting policies.

Commitments and contingent liabilities
The Group has a series of financial commitments and contingent liabilities, which arise in the normal course of business. Details of commitments for capital and lease expenditure are provided in Notes 28 and 29. Other contingencies are discussed in Note 30. In addition, other contingent liabilities and obligations in respect of short and long term debt and financial instruments are set out in Notes 20 and 23.

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Financial review

Profit for the financial period ended 1 January 2005, total recognised gains and losses and shareholders’ perspective
The profit for the period after interest, tax and minority interests was £446m representing a basic earnings per share of 10.05p. There were no net foreign currency translation gains or losses, so that total recognised gains in the period also amounted to £446m. No dividend was paid during the year and the Board has not recommended the payment of any final dividend.

Shareholders’ funds increased by £462m to £3,258m, (representing 73p per share), and reflecting the profit for the period, the transfer of goodwill from reserves in respect of the Tuscaloosa disposal, the issue of new shares and conditional share awards. The Company’s share price fluctuated within the range of 29.50p to 56.25p during the period, with a price at the end of the period of 50.50p and stock market capitalisation of £2,240m.

Capital structure and treasury policy
Average net debt during the period was some £1,113m and net debt at 1 January 2005 amounted to £854m (2003: £1,013m; 2002: £1,236m). Cash and short term investments at 1 January 2005 amounted to £600m (2003: £380m; 2002: £270m).

The treasury policies summarised below applied throughout the period and are consistent with the prior year.

At 1 January 2005, the Group had £1,991m in committed borrowing facilities, of which £572m was unutilised.

On 31 July 2003, Corus signed a €1,200m banking facility, to replace an existing facility, which was due to expire at the end of January 2004. The new amortising syndicated facility had a final maturity date of 30 June 2006, and provided committed bank financing for Corus’ working capital requirements. The principal terms of the facility, which were normal for a facility of this type, included:

  Committed funding of €1,200m until the end of January 2004, reducing to €1,000m until the end of June 2005; then €800m until the end of December 2005; and, €600m until the end of June 2006.

  Fixed security over shares in Corus UK Limited, Corus Property Limited, Corus CNBV Investments Limited and Corus Nederland BV. A floating charge over the assets of Corus Group plc, Corus UK Limited, Corus Finance plc, Corus Property Limited and Corus CNBV Investments Limited. The amounts secured by the floating charges over Corus UK Limited and Corus Finance plc, taken together with certain other permitted secured debt, are subject to a cap of 20% of tangible assets, consistent with the terms of the £150m 2016 Debenture stock.
  Covenants (after allowing for impairment/restructuring costs), as follows:

  –  Group EBITDA/net interest cover shall not be less than: 2.0 times until the end of December 2003; 2.5 times until the end of June 2004; 3.0 times until the end of December 2004; 3.5 times until the end of December 2005; and 4.0 times until the end of June 2006.
  –  Group net tangible worth shall not be less than £2,500m.
  –  Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.
  –  Group gearing (net debt/net tangible worth) shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and, 60% until the end of June 2006.
  –  Corus Nederland net consolidated tangible worth shall not be less than €2,000m, and Corus Nederland cumulative consolidated net EBITDA shall not be below €150m for the six months to the end of December 2003, plus €75m for each quarter thereafter.

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Financial review

On 8 November 2004, following the receipt of proceeds from the issue of €800m 7.5% Senior notes (see below), the commitment under the facility was reduced by voluntary cancellation to €800m. Subsequent to the year end this facility has been replaced (see below).

On 23 September 2004, Corus issued €600m of 7.5% Senior notes due 2011 at par, proceeds of which were received on 30 September 2004. The notes are guaranteed on a senior basis by Corus UK Limited. At the same time Corus made a tender offer to repurchase all of the €400m 5.375% Guaranteed bonds due 2006 at a price of 103.5%. At the expiry of the tender offer, acceptances had been received in respect of €380m of the Guaranteed bonds.

Following the successful issue of the above notes, Corus offered a further €200m of Senior notes in the same series as the 7.5% Senior notes due 2011 at a price of 105.5%, equivalent to a yield of circa 6.4%. Proceeds of these notes were received on 30 October 2004.

In addition Corus repaid the NLG 200m 6.75% Bond, which matured on 18 October 2004.

Total borrowings at 1 January 2005 were £1,454m (2003: £1,393m; 2002: £1,506m). These included:

  €20m in 5.375% Guaranteed bonds due 2006 remaining in issue (€400m issued in 1999 at 99.086%) – see above.

  €307m in 3% Convertible bonds due 2007.

  £199m in 6.75% Sterling bonds due 2008 (£200m issued at 99.122%).

  €800m in 7.5% Senior notes due 2011 (€600m issued at 100% and €200m issued at 105.5%).

  £150m in 11.5% Debenture stock due 2016 (secured).

  NLG335m 4.625% Subordinated convertible bonds due 2007.

  NLG300m 5.625% Bonds due 2008.

As a result of the successful €800m Senior note issue, together with the repayment of bonds maturing in 2004 and 2006, the average maturity of Corus’ bonds increased from 4.5 years at the end of 2003 to 5.4 years at the end of 2004.

Other borrowings included £32m principally in Canadian dollars, euros and sterling under long-term bank facilities with maturities of up to three years, bank overdrafts of £32m and finance lease obligations totalling £41m. Of the total borrowings, £27m of bank borrowings carries interest on variable rate terms, which ranged at period end between 2.94% and 7.75% with a weighted average of 5.6%.

Subsequent to the year end, Corus announced on 24 February 2005 that it had signed a new €800m banking facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements.

The principal terms of the new syndicated facility include:

  The facility has two tranches; a €700m facility available to various Corus companies including Corus Nederland BV, and a further €100m for Corus Nederland BV only.

  The €700m facility will reduce by an amount up to €100m on 1 January 2008, less any prior reductions, and will not be required to be reduced below €550m.

  Fixed security over shares in Corus Nederland BV and its UK holding companies, and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the existing facility, the banks participating in the new facility will not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

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  Covenants (under existing GAAP):

  –  Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Group net interest cover shall not be less than: 3.5 times until the end of December 2006; 4 times until the end of 2007; and 4.5 times until the end of December 2008.
  –  Group consolidated net tangible worth (after adding back impairment/restructuring costs) shall not be less than £2,500m until the end of 2006; £2,750m until the end of 2007; and £3,000m until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €2,000m.
  – Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5 times.
  – Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 65% until the end of June 2005; 60% until the end of December 2007; and 55% until the end of December 2008. Corus Nederland Group gearing shall not exceed 35% until the end of December 2008.

Foreign exchange risk management
The Group’s policy is to protect the value in translation of assets denominated in foreign currency and, therefore, to hedge a proportion of material overseas investments either with foreign currency borrowings or cross currency swaps, consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra effect of exchange rate movement on Corus Nederland’s competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy, which was applied consistently throughout the period. At 1 January 2005 the Group had £1,035m in euro denominated borrowings, but US dollar borrowings were reduced to just £1m following application of the proceeds from the disposal of Tuscaloosa, the Group’s former US mini-mill operation. There were no cross-currency swaps held at the period end.

It is the Group’s policy that substantially all of the net currency transaction exposure arising from contracted sales and purchases is hedged by selling or purchasing foreign currency forward. At 1 January 2005 the Group held forward currency sales of principally euros amounting to £645m (period end value £629m) and forward currency purchases of principally US dollars amounting to £722m (period end value £685m). These amounts represented substantially 100% of the contracted transaction exposure in these currencies at 1 January 2005. Foreign exchange contracts do not generally extend beyond twelve months other than for certain long term contracts principally in the aluminium businesses, which may extend up to four years.

Commodity risk management
The Group makes use of commodity futures contracts to manage its purchase price risk for certain commodities. In the aluminium segment forward hedges, purchases and sales of metal are made to reduce the potential volatility of operating results. Forward purchases of aluminium on the LME are made to match sales agreements in which the price of the aluminium element is wholly or partly fixed. Across the Group forward purchases are also made of zinc, tin and nickel to cover sales contracts with fixed metal prices. At 1 January 2005 the Group had commodity contracts with a total notional value of £368m (fair value £40m).

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Financial review

Interest rate risk management
The Group’s financial structure is conservative and it is Group policy for 50% to 70% of net debt to be at fixed rates, principally achieved by fixed rate borrowings. Due to the Company’s continuing success in reducing short term floating rate debt and the successful launch of the Senior notes during the final quarter of 2004, as at 1 January 2005 98% of all debt had fixed interest rates. Where appropriate, use is made of swaps and forward rate agreements.

None of the above instruments are used by Corus for the purposes of speculation.

Further details of the use of financial instruments are included in Notes 23 and 24 to the Accounts. In the normal course of business, the Group also faces risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk.

Sensitivity analysis
At 1 January 2005 the Group had net outstanding forward contracts of £77m in respect of actual and forecast transaction exposures. The period end value of these contracts at 1 January 2005 amounted to £56m, which would result in a fair value profit of £21m. A 10% appreciation of sterling would decrease the fair value of these contracts by £4m.

At 1 January 2005 the Group had net funds of £356m exposed to floating interest rates. A 1% movement in average interest rates would have an impact of £4m on annual future earnings before tax.

Taxation
The net taxation charge for the period was £119m, after prior year credits amounting to £1m. Within the total, UK corporation tax at 30% was £55m, reduced to £nil by double taxation relief. Taxation on the Group’s overseas profits amounted to £106m and the Group’s share of taxation of joint ventures and associated undertakings amounted to £6m. Deferred tax charges, UK and overseas, totalled £8m.

Funds from operating activities and other cash flows
Net debt decreased by £159m in the period giving a movement from net debt of £1,013m at 3 January 2004 to net debt of £854m at 1 January 2005. Net debt consisted of borrowings of £1,454m less cash balances and deposits of £600m. The decrease in net debt compared with 2003 was due primarily to improved trading performance, resulting in higher free operating cash flow, together with increased disposal proceeds, partially offset by higher tax costs and increased capital expenditure.

There was a net cash inflow from operating activities of £568m reflecting, in the main, a total operating profit of £582m and non-cash charges of £339m in respect of depreciation, amortisation and rationalisation costs, partially offset by an increase in working capital of £340m and the cash cost of restructuring and rationalisation measures of £49m.

There was a net cash outflow on investments and servicing of finance of £110m reflecting the average level of net debt during the period. There was also a cash outflow on capital expenditure and financial investment of £282m, after the sale of tangible fixed assets of £37m.

The cash inflow from acquisitions and disposals of £81m mainly arose from receipts of £95m in respect of the disposals of Tuscaloosa and the North American service centres, and the Group’s sheet piling commercial operations. There were also tax payments totalling £93m.

Gross borrowings rose by £54m.

Minority interests
At 1 January 2005, minority interests in subsidiary undertakings amounted to £42m (2003: £47m; 2002: £47m) arising principally from Corus LP and Cogent Power. The decrease in minority interests in 2004 from 2003 reflected the goodwill impairment within Cogent Power. There was no change in minority interests between 2002 and 2003.

Corus Report & Accounts 2004 57
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Directors’ report

The directors present their report and the audited accounts for the financial period ended 1 January 2005.

Principal activities and review of the business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 8 to 57. This is the first year the review covers the four operating divisions within Corus.

Results and dividend
The profit before taxation for the year was £559m (2003: loss of £255m; 2002: loss of £404m).

Impact of IFRS
Details are set out in the Review of the period on page 52.

Substantial shareholdings
As at 16 March 2005, the latest practicable date prior to publication, the Company had been notified of the following interests in its issued ordinary share capital as shown in the table below.

Employees
As at 1 January 2005, there were 48,300 people employed worldwide by the Group. There are well established and effective arrangements at each business location for communication and consultation with Works Councils and Trade Union representatives. In addition to the two European Works Council meetings scheduled in 2004, a small group comprising key union leaders and employee representatives met with management on a regular basis to provide the opportunity for international exchange of information and consultation. Further consultation takes place at division, business, site and local level where appropriate.

The Company recognises its responsibilities towards disabled people and employs them where suitable work can be found. Every effort is made to find appropriate alternative jobs for those who become disabled while working for the Company.

The Company has operated a sharesave scheme and a share ownership plan for all UK employees for a number of years. During 2004, a newly established international sharesave scheme was launched for employees in the Netherlands and Germany. Further information on employee share schemes is given in the Report on remuneration and in Note 26 to the Accounts on pages 113 to 116.

No dividend was paid during the year and the directors do not recommend the payment of a final dividend (2003: nil; 2002: nil). However, as explained in the Chairman’s statement, it is the Board’s current intention to recommence dividend payments for 2005.

Share capital
Details of changes in share capital are set out in Note 26 to the Accounts on page 113.

Fixed assets
Details are set out in Notes 11 to 13 to the Accounts on pages 102 to 104.

Post balance sheet events
Details are set out in Note 36 to the Accounts on page 130.

	Number of shares	% held
Substantial shareholdings	2004	2004	2003	2002
Shareholdings other than interests notified in accordance with Section 208(5) of the Companies Act
Material
Legal & General Group plc	174,179,033	3.92	3.92	3.32
Standard Life Investments	139,132,229	3.14	3.99	–
Gallagher Holdings Limited†	130,000,000	2.93	11.03	–
CSFB Group of Companies	11,080,861	0.02	–	–
Aviva plc	–	–	–	3.73

Non-material
Brandes Investment Partners, LP	481,838,150	10.9	15.20	14.90
Deutsche Bank AG	139,869,235	3.15	–	–
The Capital Group Companies, Inc	103,585,231	2.34	2.34	7.89
Notifications of interests in accordance with Section 208(5) of the Companies Act(i)
CSFB Group of Companies	649,252,618
Credit Suisse	584,826,632
Gallagher Holdings Limited†	454,826,632

(i)	A person is taken to have an interest in shares under Section 208(5) of the Companies Act where he has a right to call for delivery of shares to himself or to his order or where he has a right to acquire an interest in shares or is under an obligation to take an interest in shares. It is therefore possible for more than one person to have disclosure interests under Section 208(5) arising out of the same transactions or series of transactions and for there to be multiple disclosures which relate to the same underlying shareholdings (or indeed, which relate to no particular underlying shares). The interests above are mainly in respect of stock lending or redelivery.

†	Mr Alisher Usmanov is the registered holder of all of the shares in Gallagher Holdings Limited and therefore holds an interest in all of these shares.

58 Corus Report & Accounts 2004
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Directors’ report

Social responsibility
For Corus, Corporate Social
Responsibility involves the integration of its financial and strategic goals with:

  a commitment to the health, safety and well-being of its employees and communities.

  a focus on improving environmental performance and providing sustainable products.

  conducting all aspects of its business with honesty and integrity.

Corus believes that the incorporation of environmental and social factors as well as economic factors, within its business planning and reporting, adds to the sustainability of its business products and services, through effective management of risks, improved stakeholder confidence and brand positioning.

More information on the Company’s involvement with environmental and community issues, including the Corporate Responsibility Report to be published in May 2005, is given on pages 43 to 45 of the Review of the period.

Community involvement
The Company recognises its responsibilities to the communities in which it operates. During the year, Group charitable donations in the UK amounted to £340,358 (2003: £283,341; 2002: £472,635). The Company also supports community projects through sponsorship, gifts of materials and secondments, and has supported the arts, environmental projects and educational activities, as appropriate.

The Company does not make any donations to political parties and none were made during the year. However, authority was granted to the Company at the last Annual General Meeting to make political donations to EU Political Organisations and incur EU Political Expenditure, pursuant to the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000 (the ‘Act’), up to a maximum of £50,000.

The resolution was intended to ensure that normal expenditure which, as a result of the wide definitions under the Act, could be construed as political expenditure or a donation to a political organisation was authorised provided that such expenditure was disclosed in the Report & Accounts.

Accordingly, it is reported that the Group incurred such expenditure amounting to £33,523 (2003: £30,405) in connection with employees being allowed time off with pay for attending to trade union business and carrying out civic duties.

Suppliers
It is the policy of the Company and its UK subsidiaries to establish payment terms with suppliers when agreeing the terms of business transactions. The aim is to dispatch cheques on the due date or, where other means of payment are adopted, to deliver funds to suppliers as if payment had been made by cheque.

The Company had nil days’ purchases outstanding at 1 January 2005 (2003: nil; 2002: nil), based on the average daily amount invoiced by suppliers during the year.

Research and development
Details are set out in ‘Technology’, on pages 46 to 48 of the Review of the period.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held at the Thistle Tower Hotel, St Katharine’s Way, London E1W 1LD on Thursday 16 June 2005 at 11.00am.

Details of the business to be considered at the Annual General Meeting will be set out in the Notice of Meeting which will be sent to shareholders on 10 May 2005.

Tax status
The Company is not a close company within the meaning of the Income and Corporation Taxes Act 1988.

Corus Report & Accounts 2004 59
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Directors’ report

The Board
At 1 January 2005 the Board comprised the Chairman, the Deputy Chairman, the Chief Executive, five non-executive directors and three executive directors.

Mr Jacques Schraven joined the Board as a non-executive director and Deputy Chairman on 1 December 2004. Mr Rauke Henstra also joined the Board as an executive director on 1 October 2004.

Mr Henk Vrins, an executive director, retired on 1 March 2004 and Mr Richard Turner, a non-executive director, retired on 31 December 2004.

Mr Stuart Pettifor and Mr Maarten van Veen will be retiring on 31 May 2005.

The Board regards all the current non-executive directors as being independent.

Dr Anthony Hayward was the nominated Senior Independent Director during the year.

During the latter part of 2003 there was a comprehensive review of the Board, its membership and its operations carried out in conjunction with external advisers, Whitehead Mann. Following this review new terms of reference were prepared for all Board committees, being Nominations, Audit, Remuneration and Health, Safety and Environment committees.

During the year a full review of the effectiveness of the Board, its committees, the Chairman and other members was undertaken in conjunction with Mercer Delta Consulting. The conclusions of this review were that significant progress had been made in improving the Board’s effectiveness, in particular providing greater clarity as to the roles and responsibilities of the Board, its committees, the Chairman, the Senior Independent Director and the Chief Executive. In addition, the Chairman conducted an evaluation of each director’s performance and contribution to the Board during the year, and the Senior Independent Director carried out a similar evaluation of the Chairman.

The terms of reference of the Board committees may be found on the Company’s website www.corusgroup.com or hard copies may be obtained from the Company.

All directors have been kept informed and updated on changes in governance and regulatory and legislative requirements through the year by the Company Secretary. New directors have received introductory training with regard to the Company and its activities and, as appropriate, their roles and responsibilities as directors of a listed company. It is intended to continue this programme during 2005 with regular briefings and seminars on relevant matters.

Attendance at meetings by directors is set out in the schedule opposite.

The Board has a formal schedule of matters reserved to it, and a detailed programme of items for discussion and review at its meetings.

These include reviews on a regular basis of the financial results and forecasts of the Company, the approval of annual plans and capital expenditure proposals, appointments to the Board and its committees, the appointment of external professional advisers, the Company’s risk management process and annual risk review, communications with shareholders and the approval of the Report & Accounts. The Board has delegated authority within certain financial limits for the management of the Company’s operations to the Chief Executive and he in turn is authorised to sub-delegate authority to other executive directors and senior managers within the Company.

All directors have had full and timely access to relevant information relating to the Company’s affairs which may be needed to enable them to discharge properly their duties and responsibilities.

There is a procedure in place for directors to obtain independent professional advice at the Company’s expense in connection with their duties. During the year directors collectively were advised by the Company’s professional advisers, although no director availed himself of separate advice. All directors have access to the advice and services of the Company Secretary and other executives within the Company.

The biographies of the current Board of directors are set out on pages 66 and 67.

Non-executive directors are appointed for terms of three years subject to the normal re-election by the shareholders in general meeting. All directors, both executive and non-executive are reelected on a rotational basis, and no director will serve for more than three years without having been re-elected by the shareholders.

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Directors’ report
Directors holding office during the year
	Date of appointment	Board meetings		Nomination committee meetings		Audit committee meetings		Remuneration committee meetings		HSE committee meetings
	or *retirement	number	attended	number	attended	number	attended	number	attended	number	attended
Mr J W Leng	12 June 2001	14	14	5	5	na	na	2	2	na	na
Mr P Varin	1 May 2003	14	14	na	na	na	na	na	na	na	na
Mr J H Schraven	1 December 2004	1	1	na	na	na	na	na	na	na	na
Mr E A van Amerongen	27 April 2001	14	10	3	2	5	3	7	5	3	2
Dr A B Hayward	22 April 2002	14	11	5	5	5	5	na	na	3	1
Mr R Henstra	1 October 2004	3	3	na	na	na	na	na	na	na	na
Dr K J Lauk	10 June 2003	14	10	5	5	na	na	na	na	na	na
Mr D M Lloyd	1 February 2001	14†	12	na	na	na	na	na	na	na	na
Mr S I Pettifor	1 September 2001	14	13	na	na	na	na	na	na	na	na
Mr A M Robb	1 August 2003	14	14	na	na	5	5	5	5	na	na
Mr M C van Veen	6 October 1999	14	14	na	na	na	na	7	6	3	3
Mr R T Turner	31 December 2004*	14	14	na	na	5	5	2	2	na	na
Mr H A M Vrins	1 March 2004*	2	2	na	na	na	na	na	na	na	na

na Individuals not a member of the committee.
† Includes two non-scheduled meetings when attendance was not possible.

Board committees
As has already been indicated, there are a number of Board committees, a summary of the terms of reference of the principal ones being set out below. In addition there is an Allotment committee which operates in connection with the Company employee share schemes and there have been a number of ad hoc committees with specific duties delegated by the Board during 2004.

Audit committee
The members of the Audit committee throughout the year were Mr Andrew Robb (chairman), Mr Eric van Amerongen, Dr Anthony Hayward and Mr Richard Turner. All these members are regarded by the Board as independent.

The role of the Audit committee is to assist Board oversight of the integrity of the Company’s financial statements, reviewing significant financial reporting issues and judgments; compliance with legal and regulatory requirements, the

Company’s financial control and risk management systems, significant risk exposures and the process of identifying, monitoring and controlling them; the external auditors’ qualifications, independence and remuneration and their performance; and the internal audit function.

During the year the committee met on five occasions with the executive management, internal audit and the external auditors present. Attendance at these meetings by the committee members is set out in the schedule above. The committee has also met with the external auditors without management being in attendance.

The committee has a schedule of matters to be considered during the year and specifically at the time of the announcement of the interim and annual results. The detailed terms of reference set out those matters which fall within the remit of the committee.

There is a formal procedure in place whereby the use of the external auditors for non-audit work is considered and, where appropriate, approved. This procedure is reviewed annually, and is such that the objectivity and independence of the auditors is not threatened or compromised.

Remuneration committee
Following the Board review in February 2004, the committee comprised Mr Eric van Amerongen (chairman), Mr Andrew Robb and Mr Maarten van Veen. All members are regarded by the Board as being independent. Mr Jim Leng was a member of the Remuneration committee until February 2004.

The role of the Remuneration committee is to determine and agree with the Board the broad policy for the remuneration of the Chairman, the executive directors, the Company Secretary and other members of senior management within the principles and guidelines laid down in the Combined Code.

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Directors’ report

The committee met on seven occasions during the year. Attendance at meetings by members is set out in the schedule on page 61.

Further information on the activities of this committee is included in the Report on remuneration.

Nominations committee
The Nominations committee comprised Mr Jim Leng (chairman), Dr Anthony Hayward, Dr Kurt Lauk and from 24 February 2004 Mr Eric van Amerongen.

The role of the Nominations committee is to identify and nominate candidates to the Board to fill vacancies on the Board, both executive and non-executive, as and when they arise and to ensure processes are in place with regard to succession planning for Board appointments and other senior management roles.

The Nominations committee has met formally on five occasions during the year. Attendance at meetings by members is set out in the schedule on page 61. To assist in the search for new directors, the committee has used specialist consultants to provide a short list of potential candidates. The practice has been for individual members of the committee to meet separately with candidates, and then for members to communicate between themselves. Thereafter the views of all directors are sought and, if requested, meetings are held between them and candidates. Finally the full Board is requested to approve the appointment.

The Chairman, Mr Jim Leng, holds a number of non-executive directorships of other unrelated companies, details of which are set out on page 66. The Nominations committee considered his external appointments at the time of his appointment as Chairman of Corus and, as with all directors, considers any new appointments to ensure there is no conflict of interest and that sufficient time will continue to be devoted to Corus business.

Mr Leng has been appointed chairman of IMI plc on an interim basis.

Health, Safety and Environment committee
The members of the Health, Safety and Environment committee during the year were Mr Maarten van Veen (chairman), Mr Eric van Amerongen and Dr Anthony Hayward.

The role of the Health, Safety and Environment committee is to approve the Company’s policies with regard to health, safety and environment matters and to review the performance in relation to these matters.

The committee met on three occasions in 2004. Attendance at meetings by members is set out in the schedule on page 61.

Directors
Directors who held office during the year, their dates of appointment or retirement and their attendance at Board and committee meetings are set out in the schedule on page 61.

Since the year end, the Company has announced that Mr Stuart Pettifor will be retiring from the Board with effect from 31 May 2005.

Mr Jacques Schraven and Mr Rauke Henstra, having been appointed since the last Annual General Meeting, will retire and offer themselves for re-election.

The directors retiring by rotation are Mr David Lloyd and Dr Anthony Hayward who, being eligible, offer themselves for re-election. Mr Maarten van Veen is also retiring and is not seeking re-election.

The service contracts for Mr Rauke Henstra and Mr David Lloyd provide for a rolling six month and rolling 12 month period of notice respectively.

Neither Dr Anthony Hayward nor Mr Jacques Schraven, who are non-executive directors, have service contracts with the Company.

There were no contracts of significance subsisting during the year between the Company or any of its subsidiary undertakings and any substantial shareholder or director.

62 Corus Report & Accounts 2004
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Directors’ report

Corporate governance
Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

The Board is of the view that the 2003 Combined Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code. Those areas of non-compliance throughout the period are set out below:

  Notwithstanding his appointment as Chairman of the Board, Mr Jim Leng remained a member of the Remuneration committee until February 2004 and there was no nominated Senior Independent Director until February 2004 when Dr Anthony Hayward assumed that role, following the completion of the Board review.

  A procedure for ‘whistleblowing’ was in place for part of the year, having been introduced in July 2004, on a progressive basis following consultation with the relevant Trade Unions and Works Councils. The Audit committee reviewed this procedure before its introduction and receives regular reports on activities.

With regard to the compliance requirements of the US Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

A code of ethics was adopted in June 2004, as required under the US Sarbanes-Oxley Act. Prior to its introduction the Company’s principal executive and financial officers were bound by a code of conduct that was an integral part of their conditions of employment. The code of ethics is made available on the website www.corusgroup.com

Internal control
The directors are responsible for the Group’s system of internal control and reviewing its effectiveness.

The Group’s system of internal control has been designed in order to provide the directors with reasonable assurance that its assets are safeguarded, that transactions are authorised and properly recorded and that material errors and irregularities are either prevented or would be detected within a timely period. However, no system of internal control can eliminate the risk of failure to achieve business objectives or provide absolute assurance against material misstatement or loss.

The process accords with the guidance contained in the document ‘Internal Control Guidance for directors on the Combined Code’ as issued by the ICAEW and the Turnbull guidance as incorporated into the 2003 Combined Code.

The key elements of the control system in operation are:

  the Board meets regularly with a formal schedule of matters reserved to it for decision and has put in place an organisational structure with clear lines of responsibility defined and with appropriate delegation of authority;

  there are established procedures for planning, approval and monitoring of capital expenditure and information systems for monitoring the Group’s financial performance against approved budgets and forecasts;

  business unit managing directors throughout the Group and corporate functional heads are required annually to undertake a full assessment process to identify and quantify the risks that face their businesses and functions, and assess the adequacy of the prevention, monitoring and modification practices in place for those risks. Regular reports about significant risks and the associated control and monitoring procedures are made to the Executive committee;

  the Executive committee is responsible for assessing strategic risk and for reviewing the risk assessment for completeness and accuracy. It reports the consolidated results of these reviews to the Audit committee and thereafter to the Board to enable the directors to review the effectiveness of the system of internal control;

  the Audit committee receives reports from both internal and external auditors on a regular basis and from executive directors of the Group. The internal audit department conducts reviews that include the control of financial systems and their associated computer environments, business unit operations and compliance; and

  the Health, Safety and Environment committee receives reports on health and safety issues and environmental audits carried out across the Group.

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Directors’ report

The Board receives regular reports from all committees.

The Audit committee has during the period reviewed the effectiveness of the system of internal control as described above.

The directors confirm that the Board has reviewed the effectiveness of the system of internal control as described above during the period.

Day to day management
The day to day management of the Company is conducted through the Executive committee which comprises the executive directors and other senior executives.

Corus Group plc is the parent company of Corus UK Limited and Corus Nederland BV, both of which are wholly owned subsidiaries.

Corus UK Limited is a trading company and manages the businesses formerly owned by British Steel plc. Corus Nederland BV, previously Koninklijke Hoogovens NV, is a holding company for the businesses owned by Koninklijke Hoogovens prior to its merger with British Steel to form Corus.

The Board of Corus UK and the Management Board of Corus Nederland are responsible for the day to day management of their respective businesses in accordance with the strategy laid down by Corus Group plc. In addition to these two boards, Corus Nederland is required by the Dutch statutory mitigated structure regime to have a Supervisory Board to advise the Management Board of Corus Nederland.

That Supervisory Board is also responsible for supervising the policies of the Management Board of Corus Nederland and the general course of business of the Company. When exercising its duties, it must act in the best interests of Corus Nederland and its business enterprise. Certain decisions of the Management Board of Corus Nederland are reserved for approval by the Supervisory Board, including the issue of shares, the entering into or termination of long term co-operation arrangements with third parties, the alteration of the articles of Corus Nederland and certain significant acquisitions and disposals. The Supervisory Board may extend the decisions of the Management Board that are subject to its approval. The Supervisory Board may suspend members of the Management Board.

On 1 October 2004 certain amendments to Dutch Company law came into force. Under the new rules, the powers of shareholders in companies subject to the mitigated structure regime will be enhanced. Under the new law, the general meeting of shareholders will appoint the members of the Supervisory Board, subject to the following procedure. On the basis of eligibility criteria drawn up by the Supervisory Board, the Supervisory Board is entitled to make nominations for the appointment of supervisory directors. A nomination can be overturned by the general meeting. If the general meeting has overturned a nomination, the Supervisory Board is entitled to make a new nomination. The Works Council will have an enhanced right of recommendation in respect of one third of the number of supervisory directors.

Relations with shareholders
There is regular dialogue with institutional and major shareholders in meetings with the Chief Executive and Executive Director, Finance. General presentations are given after the annual and interim results. During the year a meeting took place when a number of institutional shareholders met with the Chairman, the Senior Independent Director and the Company Secretary when matters relating to governance, communications and other issues were discussed.

The full Board is fully and promptly updated on significant matters after meetings with institutional or major shareholders. Additionally, an annual shareholder survey is carried out by an independent specialist, the findings of which are reported to the Board.

Meetings have also taken place with the bodies representing shareholder interests, including the Association of British Insurers and RREV (formerly National Association of Pension Funds and the Institutional Shareholder Services).

Full use is made of the Company’s Annual General Meeting to inform shareholders of current developments and there is an opportunity for individual shareholders to ask questions both within the meeting itself and also before and after when directors are available for this purpose.

Information on Corus is also made available on the website www.corusgroup.com

64 Corus Report & Accounts 2004
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Directors’ report

Accountability and audit
A statement of the directors’ responsibilities for the preparation of the financial statements is set out on page 81.

Recognising the differing requirements of shareholders for information, the Company produces a full annual report including all the financial information which it is required to make available to shareholders, in addition to a shorter form report which is sent to the overwhelming majority of shareholders. Any shareholder may request a copy of the full version at no charge, and contact details are provided for this purpose in the short form report.

A half-year interim report is also sent to all shareholders and from June 2005 reporting will be on a quarterly basis.

The Company will publish its 2005 Corporate Responsibility Report in May 2005. It will be made available on request, free of charge, and on the website www.corusgroup.com

Going concern
The financial statements have been prepared on a going concern basis since the directors are satisfied that the activities of the Company and the Group are sustainable for the foreseeable future.

By order of the Board

Richard Reeves
Secretary
17 March 2005

Corus Report & Accounts 2004 65
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The Board

Mr James Leng
Chairman
Jim Leng (59) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is a non-executive director of Alstom SA, Pilkington plc and Hanson plc and is non-executive Chairman of IMI plc. He was the Chief Executive of Laporte plc from 1995 until June 2001.

Mr Jacques Schraven
Deputy Chairman
Jacques Schraven (63) was appointed a non-executive director and Deputy Chairman of the Company in December 2004. He is President of the Confederation of the Netherlands Industry and Employers (VNO-NCW). He joined Shell in 1968 and in 1997 was appointed Chairman of the Board of Shell Nederland BV. He will assume the Chairmanship of the Health, Safety and Environment committee in June 2005.

Mr Philippe Varin
Chief Executive
Philippe Varin (52) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive Committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management.

Mr Eric van Amerongen
Independent Director Eric van Amerongen (51) was appointed a non-executive director of the Company in April 2001. He is a member of the Supervisory Boards of Swets & Zeitlinger NV, Imtech NV, HTT NV and ASMI NV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, the Netherlands, and a member of the Supervisory Board of CBR, Rijswijk, the Netherlands.

Dr Anthony Hayward
Senior Independent Director Tony Hayward (47) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

Mr Rauke Henstra
Division Director Strip Products Rauke Henstra (59) was appointed an executive director of the Company in October 2004, subsequent to becoming a member of the Executive committee in April 2004. He joined Koninklijke Hoogovens NV in 1973 and has held a number of senior positions throughout the Group.

Dr Kurt Lauk
Independent Director
Kurt Lauk (58) was appointed a non-executive director of the Company in June 2003. He is a member of the European Parliament and is the President of Globe Capital Partners. He is a member of the Supervisory Boards of Gehring Maschinenbau GmbH and Forte Media CA. He is also a trustee of the International Institute of Strategic Studies in London and a director of Business Objects SA and Veritas Software Corp. He was Chairman of Charles Bernd AG and a member of the Supervisory Board of Tele Atlas NV.

Mr David Lloyd
Executive Director, Finance David Lloyd (41) was appointed an executive director of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp in 2001 and 2002.

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The Board

Mr Stuart Pettifor
Chief Operating Officer
Stuart Pettifor (59) was appointed an executive director of the Company in September 2001 and became Chief Operating Officer in March 2003. He joined United Steel Companies, a forerunner of British Steel, in 1963 and held a number of senior positions within the Company prior to becoming President and Chief Executive of Avesta Sheffield AB, a publicly quoted subsidiary of British Steel, in 1997. He remained in this position until Avesta Sheffield AB merged with Outokumpu Steel of Finland to form AvestaPolarit Oyj Abp in 2001 when he became Deputy Chief Executive Officer and President, Coil Products, of the new company. He will retire on 31 May 2005.

Mr Andrew Robb
Independent Director
Andrew Robb (62) was appointed a non-executive director of the Company in August 2003. He retired as a director of Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc, Laird Group plc and PayPoint plc. He is also Chairman of the Pilkington Pension Scheme Trustees. He was a non-executive director of Alfred McAlpine plc from 1993 until May 2003.

Mr Maarten van Veen
Independent Director
Maarten van Veen (70) was appointed a non-executive director of the Company in 1999 on the merger of British Steel plc and Koninklijke Hoogovens NV. He joined the Board of Management of Koninklijke Hoogovens NV in 1978 and was appointed Chairman in 1993. He was appointed to the Supervisory Board in 1998 and was a member of the Nominations and Remuneration committees. He is a member of the Supervisory Boards of Koninklijke Volker Wessels Stevin NV (Chairman), ABN AMRO Holdings NV and ABN AMRO Bank NV (Vice Chairman), Akzo Nobel NV and Imtech NV (Vice Chairman). He is Chairman of the Royal Concertgebouw Orchestra. He will retire on 31 May 2005.

Mr Richard Reeves
Secretary
Richard Reeves (59) is the Company Secretary of Corus Group plc and is Secretary of the Executive committee. He is a chartered accountant and joined British Steel in 1989 as Company Secretary. He will retire on 16 June 2005.

Audit committee
Andrew Robb (Chairman)
Eric van Amerongen
Tony Hayward

Remuneration committee
Eric van Amerongen (Chairman) Andrew Robb
Maarten van Veen

Nominations committee
Jim Leng (Chairman)
Eric van Amerongen
Tony Hayward
Kurt Lauk

Health, Safety and Environment committee
Maarten van Veen (Chairman) Jacques Schraven
(Chairman designate)
Eric van Amerongen
Tony Hayward

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The Executive committee

The day to day management of the Company is conducted through the Executive committee.

The structure and responsibilities at the date of this report are as follows:

Philippe Varin
Chief Executive
With overall responsibility for the management of the Company’s business and, in addition, with direct responsibility for corporate relations and communications and strategy.

Gerhard Buddenbaum
Division Director – Aluminium
With responsibility for Corus Primary Aluminium, Corus Aluminium Rolled Products and Corus Aluminium Extrusions. Age 63.

He is President of the German Fabricated Aluminium Association (Fachverband Aluminiumhalbzeug), Chairman of the German Aluminium Association, Board member of the German Metal Association, Executive Committee member of the European Aluminium Association and Honorary Consul of the Netherlands in Germany.

Rauke Henstra
Division Director – Strip Products

David Lloyd
Executive Director, Finance
With functional responsibility for reporting and control, corporate finance, mergers and acquisitions, internal audit, investor relations and financial shared services.

Paul Lormor
Division Director – Long Products
With responsibility for Corus Construction & Industrial, Corus Engineering Steels, Corus Rail, Teesside Cast Products and Long Products Downstream Businesses. He also has functional responsibility for construction co-ordination. Age 55.

Formerly a Chief Executive of Caparo Steel Products and a Director of Caparo Industries, he continues to serve on the board of Caparo Merchant Bar (a joint venture between Caparo and Corus).

Scott MacDonald
Division Director – Distribution & Building Systems
With responsibility for Corus International, Corus Distribution and Building Systems and Corus Consulting. He also has functional responsibilities for commercial co-ordination and supplies and transport.

Stuart Pettifor*
Chief Operating Officer
Chairman of Cogent Power. He also has functional responsibility for research and development, health and safety, information technology and manufacturing excellence.

Richard Reeves*
Company Secretary
With functional responsibility for secretariat, legal services and property.

Staf Wouters
Director, Human Resources
With functional responsibility for human resources and compensation and benefits. Age 56.

He joined the Company on 1 February 2004 from PepsiCo Inc where he was Vice President Human Resources for a snack foods division.

For the purposes of the Report & Accounts 2004 on Form 20-F, all of the members of the Executive committee are considered senior officers of the Company.

Biographies of Messrs Varin, Henstra, Lloyd, Pettifor and Reeves are set out on pages 66 and 67.

With responsibility for Corus Strip Products IJmuiden and UK, Corus Packaging Plus, Corus Colors, Corus Special Strip and Corus Tubes.
He also has functional responsibility for automotive co-ordination.

Previously the Chief Operating Officer of Kloeckner & Co, Germany. Age 52.	*	Mr Stuart Pettifor retires on 31 May 2005 and Mr Richard Reeves retires on 16 June 2005.

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The Executive committee

The principal divisional activities are as follows:

Strip Products Division

Corus Strip Products IJmuiden and Corus Strip Products UK
Hot rolled steel strip and cold rolled and metallic coated steel

Corus Packaging Plus
Light gauge coated steel for packaging and non-packaging applications

Corus Tubes
Steel tubes, hollow sections, linepipe and pipeline project management

Corus Colors
Organic coated steels

Corus Special Strip
Plated and clad precision strip products with specialist finishes

Cogent Power
Electrical steels, transformer cores, generator and motor laminations

Long Products Division

Corus Construction & Industrial
Plate, sections, wire rod and semi-finished steel

Corus Engineering Steels
Engineering billet, rolled and bright bar

Corus Rail
Railway products, design and consultancy, rail infrastructure contracting

Long Products Downstream Businesses
Custom designed hot rolled special steel profiles, hot and cold narrow strip

Teesside Cast Products
Slab and bloom

Distribution & Building Systems Division

Corus Distribution and Building Systems
Service centres, further material processing and building systems

Corus International
Tailored product and service solutions for international projects and international trade

Corus Consulting
Consultancy, technology, training and operational assistance to the steel and aluminium industries

Aluminium Division

Corus Primary Aluminium
Extrusion billets, slabs and ingots

Corus Aluminium Rolled Products
Plate, sheet and coil

Corus Aluminium Extrusions
Soft and hard extruded profiles, rods and bars

Corus Report & Accounts 2004 69
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Report on remuneration

Introduction

The Report on remuneration is presented for the year ended 1 January 2005. The report’s purpose is to define for shareholders the strategy for Board and senior executive remuneration, describe the elements of remuneration and how they are determined and detail in full the remuneration for each director in the year under review. The report comprises the following:

  a description of the role of the Remuneration committee, its composition and work during the year and the resources used to provide independent advice;

  a summary of the Company’s remuneration policy for senior executives;

  a description of the individual elements of remuneration, the objectives behind the structure for each one and its place in total remuneration;

  a comment on the Company’s performance in 2004 and its impact on performance-related remuneration, and the structure of annual bonus for 2005;

  an outline of the new shareholding executive directors and senior executives are encouraged to accumulate;

  details of pensions and other benefits;

  a summary of non-executive directors’ fees and the shareholding they are encouraged to accumulate;

  details of the service contracts and remuneration for each director; and

  details of each director’s interest in shares of the Company.

The Remuneration committee

The following directors were members of the Remuneration committee during the year: Mr Eric van Amerongen (chairman) Mr Andrew Robb (from February 2004) Mr Maarten van Veen Mr Jim Leng (until February 2004) Mr Richard Turner (until February 2004) All current members are regarded as independent.

The committee met seven times during the year. The Chairman and the Chief Executive were invited to some of the meetings and the Company Secretary, who acts as secretary of the committee, also attends the meetings. No one is involved in Remuneration committee meetings or decisions relating to their own remuneration or terms and conditions of employment.

The committee’s responsibilities are:

  to determine and regularly review the remuneration policy and the individual remuneration arrangements for the executive directors and other members of the Executive committee and the policy for other senior executives to ensure the Company can attract, retain and motivate people with the skills and talent required by the business;

  to determine appropriate targets for short-term incentive arrangements for senior executives that are relevant, stretching and designed to enhance the performance of the Company;

  to ensure remuneration arrangements align the interests of senior executives with those of the shareholders;

  to consider the principles and provisions of good governance in relation to relevant requirements of the Combined Code and the Listing Rules in relation to the remuneration of executive directors and senior executives;

  to review and approve all long-term incentive and share-related plans, including where appropriate performance conditions and targets and any requirements to acquire and hold personal shareholdings in the Company;

  to determine compensation payments on the early termination of employment of executive directors and Executive committee members;

  to appoint and set the terms of reference of independent advisers to the committee; and

  to prepare an annual report on remuneration that complies with relevant regulations, for submission to the Annual General Meeting.

During the year external advice was provided by the following specialist independent advisers:

  Ernst & Young LLP were appointed by the committee in December 2002 to act as principal independent advisers to the committee covering all aspects of the committee’s remit. During the year they have provided interim support for the compensation and benefits function. They also provide

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Report on remuneration

  tax compliance services to Corus expatriate employees. Ernst & Young in the Netherlands provides advice to the Central Works Council of Corus Nederland BV; and

  Towers Perrin continue to provide TSR data relating to earlier executive share option schemes that are no longer used. They were appointed by the Company in 1999.

Advice was also given by the Company’s Human Resources Director, the Director Compensation and Benefits and the Company Secretary.

Remuneration policy

The Group’s remuneration policy is formulated to attract, retain and engage high calibre employees and to motivate them to develop the business in line with the Company’s strategy to be a world class, customer-focused supplier with sustained high levels of performance throughout the economic cycle. In order to achieve this, the executive remuneration policy is based on the following core principles:

  both individual elements and the total reward package are structured so as to be competitive with those provided for equivalent roles by other companies and to encourage and reward continuous improvement of the business in terms of operating and financial performance within a healthy and safe working environment;

  share-based incentive arrangements are a key feature of senior executives’ remuneration packages and are structured to be consistent with the interests of the shareholders in the short, medium and longer term;

  minimum share ownership targets are now being introduced for senior executives to further align their interests with those of shareholders;

  variable and incentive-related pay will play a more significant part in total remuneration in future;

  in line with practice throughout the Company, senior executives’ performance is reviewed annually, and financial and personal objectives set for the forthcoming period. The outcome of the appraisal is taken into account when reviewing base salary and bonus payments; in the case of Executive committee members, salary reviews and all bonus payments are approved by the Remuneration committee; and

  contracts of employment for executive directors and Executive committee members provide for a notice period not exceeding 12 months. In the case of Mr Philippe Varin his contract provides for a period reducing from 2 years progressively from the anniversary of his appointment to 12 months by 1 May 2005.

Elements of remuneration

Base pay

The Remuneration committee takes into account relevant information from independent consultants to position base pay at competitive levels, when compared to similar roles with similar responsibilities in other companies. Salaries are usually reviewed annually against a number of factors to ensure they remain competitive and reflect individual performance and business success; more comprehensive market reviews take place every second or third year to ensure salaries remain competitive and positioned appropriately with the wider market to ensure the Company is able to recruit, retain and motivate senior executives. Base salaries for executive directors are reported in the table on page 76. Base salaries for other Executive committee members are in the range £210,000 to £375,000.

Annual bonus scheme

There is a non-contractual, non-pensionable annual bonus scheme that comprises a balance of Group and, where relevant, divisional financial performance and quantifiable personal objectives. Three-quarters of maximum potential bonus is derived from financial measures.

All individual personal objectives for the executive directors and other Executive committee members and the financial targets for senior managers throughout the Group are agreed and approved by the Remuneration committee. Targets are typically those contained in the Company’s annual plan, which is considered stretching and is subject to review and approval by the Board.

For executive directors and Executive committee members, it is mandatory that half of any bonus is deferred in the form of Company shares which are held in an employee benefit trust which vest on the third anniversary.

The 2004 bonus scheme comprised a mix of Group financial and individual targets, plus, in the case of the executives heading up operating divisions, relevant divisional financial targets. The Group financial targets related to the achievement of EBITDA margin relative to EU competitors, operating profit, cash generation, net debt position, and in the case of

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Report on remuneration

division directors, divisional operating result and working capital ratios. Bonus payments for these elements were at or close to maximum. Individual targets were based on quantifiable, key deliverables within the individual areas of responsibility. Total bonus payments for the year were between 52% and 59% out of the maximum possible of 60%.

From 2005, the maximum potential annual bonus is to be increased to 80% for executive directors and other members of the Executive committee, and to 100% for the Chief Executive. This is to reinforce the performance culture being developed within the Company and, given the mandatory deferral of half of bonus into shares, to improve the retentive element of remuneration for senior executives in an increasingly competitive international environment. This change does not alter the quantum or structure of the LEAP (see ‘Long-term incentives’) which was introduced last year. Targets in 2005 continue to be stretching.

Shareholding requirements

Executive directors and other members of the Executive committee are encouraged to accumulate, over a period of four years and then retain,

a shareholding in the shares of the Company. In the case of the Chief Executive, the target shareholding is two million shares; for other members of the Executive committee the target is between 350,000 and 500,000 shares.

Long-term incentives

In 2004 the Company introduced a new share-based, long-term incentive arrangement known as the Leveraged Equity Acquisition Plan (LEAP), which was approved at the 2004 Annual General Meeting. Its objective is to create a very strong link between business performance, senior executives’ reward and shareholders’ interests over the medium term. It provides the opportunity for executive directors and Executive committee members to invest in the Company’s shares and, as previously stated, in respect of half of annual bonus, such investment is mandatory. After three years, subject to performance, a matching award of shares may be made.

Senior executives may also be selected to receive an award of conditional shares of up to 25% of annual base salary; these are also subject to performance conditions.

Executive directors and other Executive committee members have the opportunity to contribute further shares from their own resources. Notwithstanding the increase in the maximum annual bonus, the maximum amount that may be committed to the LEAP will not change: it remains 60% of an executive’s annual base salary in any year.

The performance condition for the 2004 awards is the measurement of the Company’s total shareholder return (‘TSR’) over the three year period 2004-2006 compared with the TSR of companies comprising the FTSE 250 at the date of award (but excluding those companies in the finance sector).

Executive directors and other members of the Executive committee were awarded in 2004 conditional shares equivalent to 25% of their base salary. These shares will vest, provided the Company’s TSR is at or above the 50th percentile of the comparator group at the end of the three year performance period.

In addition, matching shares may be awarded: the number of potential matching shares is determined by reference to the same performance condition, namely the Company’s TSR relative to the comparator group, in accordance with the table below. Matching shares may be applicable to conditional shares, shares acquired by bonus deferral and other shares purchased and transferred to the LEAP from the executive’s own resources.

The number of conditional shares awarded and the number of shares acquired through bonus deferral are shown in the tables on page 78.

LEAP TSR Performance
relative to comparator group		Matching awards

Below	50th percentile	Nil
	50th	One half of the shares in LEAP
	51st to 66th	Pro rata between one half and one times the shares in LEAP

	67th	One times the shares in LEAP
	68th to 74th	Pro rata between one and two times the shares in LEAP

	75th	Two times the shares in LEAP
	76th to 89th	Pro rata between two and and three times the shares in LEAP

	90th and above	Three times the shares in LEAP

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Report on remuneration

No changes are planned for the operation of the LEAP scheme in 2005.

Executive share option scheme

The executive share option scheme was approved by shareholders in September 1999.

Outstanding options granted to executive directors are set out in the table on page 79 and scheme details are described on page 78.

No further options were granted during the year and it is the intention not to grant any further options under this scheme.

Sharesave scheme

The Company has operated a Sharesave scheme within the UK for many years. In 2004, the scheme was re-launched and internationalised with invitations made in the UK, the Netherlands and Germany. Take-up was excellent in the UK and Netherlands but lower in Germany. Consideration will be given in 2005 to extending this scheme to other countries where the Company employs sufficient employees to warrant the establishment of such a scheme and also where local tax considerations make it an attractive proposition for employees.

Options are exercisable for a period of six months upon completion of a three year savings contract. The rules permit savings between £10 and £250 per month (or equivalent thereof for the international scheme).

Performance graph – Corus Group TSR vs FTSE 100 and 250 Indices

This graph shows the performance of the Company against the performance of the FTSE 100 and the FTSE 250 Indices, chosen as representing relevant equity market indices.

It has been assumed that all dividends paid have been reinvested. This graph has been produced in the above form in order to comply with the relevant legislation and to clearly represent comparative TSR performance.

Other long-term incentives
On joining the company Mr Philippe Varin was awarded 1.1m shares conditional on his purchasing and retaining 1.1m shares. The shares awarded vest on the third anniversary of the date of the award. In the event of leaving service before that date, the award is forfeited.

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Report on remuneration

Pensions
Pension and life assurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out below.

UK
Mr David Lloyd and Mr Stuart Pettifor are members of the main section of the British Steel Pension Scheme and of the supplementary section for senior managers. This is a defined benefit scheme which provides for all members one sixtieth of final pensionable earnings for each year of service.

It is separately funded and subject to Inland Revenue rules. Normal pension age for directors in the scheme is 60 and additional credits have been granted to achieve 40 years pensionable service at 60 for both executives. Bonuses and benefits in kind are not included in pensionable earnings for directors.

Mr Philippe Varin is not a member of the British Steel Pension Scheme. In accordance with his contract of employment, he is paid a pension allowance of 30% of his salary. Mr Varin receives a life assurance benefit broadly equivalent to that provided under the British Steel Pension Scheme.

Netherlands
Mr Henk Vrins and Mr Rauke Henstra are members of the Stichting Pensioenfonds Hoogovens (SPH) which is a defined benefit pension scheme. Normal pension age in the scheme is usually 62 and general provision is made for a supplementary bridging pension from age 62 to 65 at which time the State Pension becomes payable.

The scheme places a limit on pensionable earnings (€209,035 at 1 January 2005) and arrangements

Pension benefits earned by directors – UK
	Director’s age at year end	Director’s pension contributions during year	Increase in accrued pension during year	Accumulated total accrued pension at year end
As required by the Listing Rules of the UK Listing Authority		£	£ p.a.	£ p.a.
D M Lloyd	41	18,750	26,367	119,615
S I Pettifor	59	20,750	44,448	225,257

Notes:
(i)	The pension entitlement shown is the accumulated pension that would be paid each year on retirement at normal pension age, based on service to 1 January 2005.
(ii)	The details shown have been calculated as at 3 January 2004 and 1 January 2005 and exclude the amount and value of any additional voluntary contributions paid by the director. The increases in accrued pension during the year ended 1 January 2005 have been adjusted to take account of inflation on the accumulated total accrued pension.
(iii)	Normal pension age for directors is 60.
(iv)	The pension for a surviving widow is two thirds of the director’s pension.
(v)	An immediate pension is payable on early retirement on or after age 50 if retirement is at the request of the Company.
(vi)	In accordance with the pension scheme rules, pensions are increased annually after retirement by reference to increases in the Retail Prices Index.
(vii)	No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.
	Increase in accrued pension during year	Total accrued entitlement at year end	Transfer value as at year end	Transfer value as at beginning of year	Increase in transfer value during year less director’s contributions
As required by the Directors’ Remuneration Regulations 2002	£	£ p.a.	£	£	£
D M Lloyd	28,730	119,615	848,640	610,058	219,832
S I Pettifor	49,030	225,257	4,753,844	3,286,085	1,447,009

Notes:
(i)	The increase in accrued pension during the year in accordance with the above regulations differs from the UKLA listing rules requirements because there is no inflation adjustment in the disclosure.
(ii)	The details shown exclude the amount and value of any additional voluntary contributions paid by the director.
(iii)	The value placed on accrued benefits in calculating transfer values increases each year to reflect the increasing age of each director.
(iv)	The increase in transfer values during the year has been influenced by factors other than the direct increase in pension benefits:
(a) a market value adjustment is applied in the transfer calculation and an increase in the market value adjustment over the year resulted in increased transfer values;
(b) from age 50, the transfer value assumptions made each year for the investments required to match the liabilities progressively move from a combination of equities and gilts towards a position of 100% gilts at normal pension age.

Restating the beginning of year transfer values to adjust for the effects of (iii) and (iv) above shows increases arising from increases in pension benefit as follows:
	Transfer value as at year end	Transfer value as at beginning of year	Increase in transfer value during year less director’s contributions
	£	£	£
D M Lloyd	848,640	644,808	185,082
S I Pettifor	4,753,844	3,719,110	1,013,984

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Report on remuneration

have been made by the Company to provide additional pension benefits on a defined benefit basis. For Mr Vrins, this is in respect of his earnings in excess of the limit. For Mr Henstra the Company provides for defined pension benefits on earnings between the limit and €300,000 (subject to annual review in line with the normal rules of the scheme) plus an allowance of 15% of his earnings between €300,000 and his actual base salary.

Mr Henk Vrins retired early from the Company on 1 March 2004 and will become eligible for an early retirement pension with effect from

1 March 2005. As reported in last year’s Report & Accounts, the Company made a payment to the SPH Scheme of €1,332,306 to provide for early retirement benefits.

Excess retirement benefits
No person who served as a director of the Company during or before 2004 has been paid or received retirement benefit in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable.

The total amount set aside by the Group during 2004 to provide pension, retirement or similar benefits for all current directors was £238,672 (2003: £202,085).

Benefits
Executive directors are provided with benefits in kind comprising a car or cash allowance, medical insurance and life assurance. In addition Mr Rauke Henstra receives fuel at the expense of the Company. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes. These benefit arrangements also apply to other members of the Executive committee.

Pension benefits earned by directors – Netherlands
	Director’s age at year end	Director’s pension contributions during year	Increase in accrued pension during year	Accumulated total accrued pension at year end
As required by the Listing Rules of the UK Listing Authority		€	€ p.a.	€ p.a.
H A M Vrins	60
Accrued Early Retirement Pension (from age 60 to 65)		–	10,554	323,270
Accrued Pension (from age 65)		–	1,491	291,640
R Henstra	58
Accrued Bridging Pension (from age 62 to 65)		109	4,475	101,720
Accrued Pension (from age 62)		7,340	1,563	231,325

Notes:
(i)	The pension entitlement shown is the accumulated pension that would be paid each year based on service at 1 January 2005.
(ii)	The details shown have been calculated as at 1 January 2005 and exclude the amount and value of any additional voluntary contributions paid by the director.
(iii)	The increases in accrued pension during the period are ordinarily offset to take account of inflation on the accumulated total accrued pension, however no inflationary increase was applied to pensions in 2004 and so no adjustment to the value of accrued pensions has been made.
(iv)	The pension entitlement for Mr Vrins’ surviving widow is 75% of the director’s pension at normal pension age (65).
(v)	During Mr Henstra’s active membership, the contingent widow’s pension is automatically 70% of his reduced pension at normal pension age. Following retirement, the pension entitlement for Mr Henstra has no automatic provision for a widow’s pension, but scheme rules permit the election at retirement of the reduced member’s pension and a contingent widow’s pension of 70% of his adjusted pension.
(vi)	In accordance with the scheme rules, pensions may be increased annually after retirement by the SPH Board, subject to scheme funding, by reference to a Dutch general index of retail prices.
(vii)	No discretionary benefits are applicable in the calculation of transfer values on leaving service. Any transfer value would be calculated in accordance with Dutch legislation.

	Increase in accrued pension during year	Total accrued entitlement at year end	Transfer value as at year end	Transfer value as at beginning of year	Increase in transfer value during year less director’s contributions
As required by the Directors’ Remuneration Regulations 2002	€	€ p.a.	€	€	€
H A M Vrins
Early Retirement Pension (from age 60 to 65)	10,554	323,270	813,994	780,851	33,143
Normal Pension (from age 65)	1,491	291,640	3,254,484	3,216,085	38,399
R Henstra
Bridging Pension (from age 62 to 65)	4,475	101,720	253,079	239,125	13,845
Normal Pension (from age 62)	1,563	231,325	2,455,284	2,409,974	37,970

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Report on remuneration

Directors’ emoluments
The emoluments of the directors are as follows:

Analysis of executive directors’ emoluments
	Basic salary and fees	Annual bonus†	Taxable benefits	Other payments	Termination payments	Total
	2004	2004	2004	2004	2004	2004	2003
	£	£	£	£	£	£	£
P Varin (i)	712,123	414,282	271,514	35,925	–	1,433,844	1,200,463
R Henstra (ii)	78,333	146,163	8,246	–	–	232,742	–
D M Lloyd (iii)	375,000	211,874	64,416	–	–	651,290	482,916
S I Pettifor (iv)	415,000	242,775	25,616	–	–	683,391	493,331
H A M Vrins (v)	53,333	–	40,621	–	403,600	497,554	473,793
A P Pedder	–	–	–	–	–	–	693,849
Sub total	1,633,789	1,015,094	410,413	35,925	403,600	3,498,821	3,344,352

Analysis of non-executive directors’ emoluments
J W Leng (vi)	275,000	–	21,465	–	–	296,465	191,921	*
J Schraven (vii)	5,417	–	–	–	–	5,417	–
A B Hayward	50,000	–	–	–	–	50,000	35,000
E A van Amerongen	52,500	–	–	–	–	52,500	40,000
K J Lauk	42,500	–	–	–	–	42,500	23,333	*
A M Robb	52,500	–	–	–	–	52,500	18,750*
R T Turner	42,500	–	–	–	–	42,500	35,000
M C van Veen	50,000	–	–	–	–	50,000	40,000
Sir Brian Moffat	–	–	–	–	–	–	177,738	*
Sub total	570,417	–	21,465	–	–	591,882	561,742
Grand total	2,204,206	1,015,094	431,878	35,925	403,600	4,090,703	3,906,094

†	Half the bonus is payable in cash and half in deferred shares.
*	Remuneration for certain non-executive directors related to part of the year in 2003.

Notes:
(i)	Mr Philippe Varin received relocation assistance of £35,925 following his move to the UK. Under his contract the Company is required to pay an allowance in lieu of pension equal to 30% of his base salary. Taxable benefits include payment of this allowance back-dated to his date of joining.
(ii)	Mr Rauke Henstra was appointed to the Board with effect from 1 October 2004. Salary and benefits relate from that date and include a pension supplement; the bonus relates to the full year.
(iii)	Mr David Lloyd’s taxable benefits include mortgage assistance of £45,564 in connection with his relocation at the Company’s request at the time of his appointment. This will be paid for one more year.
(iv)	Mr Stuart Pettifor is due to retire in May 2005.
(v)	Mr Henk Vrins retired on 1 March 2004. Taxable benefits include £12,500 for accommodation, travel allowance and a company car for the full year. Termination payments include one year’s salary and benefits, and tax advice on termination.
(vi)	Mr Jim Leng was appointed Chairman on 1 June 2003.
(vii)	Mr Jacques Schraven was appointed a director on 1 December 2004.

External appointments
Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors’ service contracts
Mr Philippe Varin has a service contract that provides for a period of notice reducing from two years progressively from the anniversary of his appointment (1 May 2003) to 12 months. This will be fully effective from 1 May 2005.

The service contracts for Mr David Lloyd and Mr Stuart Pettifor provide for a rolling 12 month period of notice. Mr Rauke Henstra’s service contract provides for a rolling 6 month period of notice.

At the end of the financial year the unexpired terms were 16 months in respect of the Chief Executive and 12 months for Mr Lloyd and Mr Pettifor and 6 months for Mr Henstra.

The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

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Report on remuneration

Non-executive directors
Non-executive directors’ fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and the executive directors. The Chairman’s fees are determined by the Remuneration committee.

The Chairman and the non-executive directors do not have service contracts with the Company.

Non-executive directors are encouraged to hold a minimum shareholding of 50,000 shares in the Company.

Details of current directors’ contracts or letters of appointment are set out in the table on the right.

Loans to directors
As previously reported there is outstanding an interest free loan from Corus Nederland BV to Mr Maarten van Veen which pre-dates the merger between Koninklijke Hoogovens and British Steel. This loan was in accordance with the practice within Hoogovens and was made at the time Mr van Veen relocated at the Company’s request. The Companies Act 1985 allows for subsisting loans from overseas subsidiaries in existence at the date of appointment to remain in place.

At the beginning of the year this loan amounted to €38,118 which was the highest amount outstanding during the year. During the year €908 was repaid in accordance with the loan conditions leaving a balance at the year end of €37,210. The loan is repayable by 2030.

Emoluments of directors
	2004	2003
	£	£
Executive directors:
Salaries and related benefits	2,044,202	1,827,201
Performance related earnings	1,015,094	368,072
Payment on joining and relocation assistance	35,925	572,533
Non-executive directors:
Fees and related benefits	591,882	561,742
Former directors:
Compensation to directors for loss of office	403,600	576,546
	4,090,703	3,906,094

	Date of contract or letter of appointment	Notice period 1 January 2005
Executive directors:
P Varin (i)	1 May 2003	16 months
D M Lloyd	1 February 2001	12 months
S I Pettifor	1 September 2001	12 months
R Henstra	1 October 2004	6 months
Non-executive directors: (ii)
J W Leng	9 May 2003	None
J H Schraven	12 October 2004	None
A B Hayward	15 February 2002	None
E A van Amerongen	22 February 2001	None
K J Lauk	13 May 2003	None
A M Robb	4 July 2003	None
R T Turner	23 July 1999	None
M C van Veen	23 July 1999	None

Notes:
(i)	Mr Varin’s contract provides for notice reducing progressively to 12 months by 1 May 2005.
(ii)	As non-executive directors do not have service contracts, their unexpired term of appointment is determined in accordance with the articles of association which requires them to be re-appointed by shareholders at least every three years.

As previously reported, Mr Van der Velden, a former director of Hoogovens, has a loan outstanding relating to relocation. This loan is due to be repaid by 2010. At the beginning of the year this loan amounted to €26,471. During the year €3,781 was repaid, leaving a balance of €22,690.

Sums paid to a third party in respect of a director’s service
No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 1 January 2005.

Directors’ interests
Shares
The beneficial interests of the directors who held office at 1 January 2005 and their families in the ordinary shares of the Company are set out on page 78. Other than as stated in this report, no director or his family has any right to subscribe for shares in the Company.

None of the directors or their families had any interests in the shares of any subsidiary company.

Corus Report & Accounts 2004 77
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Report on remuneration

Executive Share Options
No options were granted during the year and it is the intention not to grant any further options under the scheme. Options may be exercised three years after and before the expiry of ten years from the date of grant, subject to meeting the performance criteria.

The options granted to the Chief Executive are subject to special performance conditions, as reported last year. All other options under this scheme except for those granted prior to 1996 are subject to performance measures relating to both TSR and a target relating to the return on shareholder funds. These performance criteria were chosen to reflect corporate performance relative to companies with similar characteristics and subject to similar market conditions, as well as to demonstrate the minimum return to shareholders required to justify the use of executive share options.

To meet the minimum TSR target, the Company must rank no lower than the median position when measured against a group of comparator companies (see page 80). The performance period for the TSR target is any 36 month period ending within four years of the start of the financial year in which the option is granted.

The minimum return on shareholder funds is 4% per annum (as stated in the accounts). The performance period relating to the return on shareholders’ funds is any period of three consecutive financial years beginning not earlier than the financial year in which the option was granted.

Directors’ interests in shares of the Company

Ordinary shares of 10p		1 Jan 2005 Number		3 Jan 2004 Number
J W Leng		141,666		141,666
J Schraven		50,000		50,000		†
P Varin		1,655,328		1,558,333
E A van Amerongen		50,000		–
A B Hayward		52,776		18,691
R Henstra		–		–		†
K J Lauk		–		–
D M Lloyd		82,881		16,974
S I Pettifor		28,333		28,333
A M Robb		50,000		20,000
M C van Veen		18,559		18,559

†		Interests held in shares at the date of appointment.

Notes:
(i)		None of the directors held non-beneficial interests at any time during the year.
(ii)		During the period from the year end to 17 March 2005 Mr D M Lloyd acquired 447 partnership shares under the employee share ownership plan.

Leveraged Equity Acquisition Plan (LEAP)

Ordinary shares of 10p	Award held 3 Jan 2004	Granted during year	Lapsed during the year	Award held 1 Jan 2005	Vesting date
Conditional share awards
P Varin	–	435,788	–	435,788	Apr 2007
D M Lloyd	–	231,481	–	231,481	Apr 2007
S I Pettifor	–	256,173	–	256,173	Apr 2007
R Henstra	–	165,370	–	165,370	Apr 2007
Deferred bonus share awards
P Varin	–	177,375	–	177,375	Apr 2007
D M Lloyd	–	87,289	–	87,289	Apr 2007
S I Pettifor	–	97,831	–	97,831	Apr 2007
R Henstra	–	–	–	–	Apr 2007

The exercise period is seven years starting from the third anniversary of the date of grant. Once either target has been met for any 36 month period, there need not be any further testing of that target in respect of that particular grant of options.

For the purposes of calculating TSR, it is assumed that dividends are reinvested. TSR data is compiled by Towers Perrin and reported on half yearly. The Remuneration committee may amend the composition of the comparator group if circumstances make this necessary (for example as a result of takeovers or mergers).

		Performance criteria remain in place during the participant’s employment, but cease to apply in certain circumstances (for example, ill health or redundancy) on termination.

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Report on remuneration
Directors’ share options The interests of the directors in share options and movements during the year are shown below.

Executive share option schemes				3 Jan 2004			Movement during the period			1 Jan 2005
Ordinary shares of 10p		Date of grant	Option price		Number		Granted Number	Exercised Number	Lapsed/ cancelled Number	Number	Exercise Period
											From	To
P Varin	(c)	2003	16	p	1,133,984		–	–	–	1,133,984	14 May 2006	14 May 2013
	(c)	2003	16	p	1,133,984		–	–	–	1,133,984	14 May 2007	14 May 2013
	(c)	2003	16	p	1,133,985		–	–	–	1,133,985	14 May 2008	14 May 2013
	(d)				3,401,953		–	–	–	3,401,953
D M Lloyd	(a)	1994	104	p	12,113		–	–	12,113	–	30 Jun 1997	30 Jun 2004
	(a)	1995	126	p	10,928		–	–	–	10,928	30 Jun 1998	30 Jun 2005
	(a)(e)	1996	134	p	2,632		–	–	–	2,632	30 Jul 1999	30 Jul 2006
	(b)(e)	1996	134	p	8,953		–	–	–	8,953	30 Jul 1999	30 Jul 2006
	(b)(e)	1997	118	p	15,933		–	–	–	15,933	24 Jul 2000	24 Jul 2007
	(b)(e)	1999	125	p	54,514		–	–	–	54,514	30 Jun 2002	30 Jun 2009
	(c)(e)	2000	117	p	81,340		–	–	–	81,340	4 Feb 2003	4 Feb 2010
	(c)(e)	2001	54	p	512,577		–	–	–	512,577	28 Mar 2004	28 Mar 2011
	(d)				698,990		–	–	12,113	686,877
S I Pettifor	(b)(e)	1996	134	p	42,006		–	–	–	42,006	30 Jul 1999	30 Jul 2006
	(c)(e)	2001	49	p	659,793		–	–	–	659,793	28 Mar 2004	28 Mar 2011
	(d)				701,799		–	–	–	701,799
R Henstra	(c)(e)	2000	117	p	106,597		–	–	–	106,597	4 Feb 2003	4 Feb 2010
	(c)(e)	2001	54	p	158,659		–	–	–	158,659	28 Mar 2004	28 Mar 2011
					265,256	†	–	–	–	265,256

†	At date of appointment, 1 October 2004.
(a)	Options granted under the Corus UK Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(b)	Options granted under the Corus Overseas Executive Share Option Scheme (a former British Steel scheme). Options can no longer be granted under this scheme.
(c)	Options granted under the Corus Executive Scheme.
(d)	Following an independent accountants’ valuation in respect of the placing and open offer in December 2003 the aggregate number of options outstanding as at 3 January 2004 have been restated to reflect minor rounding adjustments. As a result Mr Varin’s option holding has been reduced by 83 shares and Messrs Lloyd and Pettifor’s have been increased by 1 share and 4 shares respectively.
(e)	Options are subject to performance criteria which have not been met. These options would only be exercisable in certain circumstances on leaving the Company.
Notes:
(i)	No executive options were granted or lapsed other than those stated above.
(ii)	No options were exercised during the financial years ended 3 January 2004 and 1 January 2005.
(iii)	The market price of the Company’s shares at 1 January 2005 was 51p (3 January 2004: 32p) and the range during the year to that date was 29p to 56p (3 January 2004: 4p to 38p).
(iv)	Options granted to Mr Philippe Varin are not subject to performance criteria.
(v)	There were no changes in executive options between the year end and 17 March 2005.

Sharesave option schemes

			3 Jan 2004		Movement during the period			1 Jan 2005
Ordinary shares of 10p	Date of grant	Option price		Number	Granted Number	Exercised Number	Lapsed/ cancelled Number	Number	Exercise Period
									From	To
P Varin	2004	42	p	–	22,294	–	–	22,294	1 Jan 2008	31 Jul 2008
				–	22,294	–	–	22,294
S I Pettifor	2004	42	p	–	22,294	–	–	22,294	1 Jan 2008	31 Jul 2008
				–	22,294	–	–	22,294
D M Lloyd	2001	50	p	13,419	–	–	13,419	–
	2004	42	p	–	22,294	–	–	22,294	1 Jan 2008	31 Jul 2008
				13,419	22,294	–	13,419	22,294

Notes:
(i)	No sharesave options are held by executive directors other than those shown above.
(ii)	No options held by executive directors were granted or lapsed during the year other than those shown above.
(iii)	No options held by executive directors were exercised during the financial years ended 3 January 2004 and 1 January 2005.
(iv)	The market price of the Company’s shares at 1 January 2005 was 51p (3 January 2004: 32p) and the range during the year to that date was 29p to 56p (3 January 2004: 4p to 38p).
(v)	There were no changes to sharesave options between the year end and 17 March 2005.
(vi)	Following an independent accountants’ valuation in respect of the placing and open offer in December 2003 the aggregate number of options outstanding as at 3 January 2004 have been restated to reflect minor rounding adjustments. As a result Mr Lloyd’s option holding has been reduced by 1 share.

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Report on remuneration
Comparator companies for executive share option schemes

ABB	CIBA Specialty Chemicals	HOLCIM ‘B’	PSA-Peugeot Citroen SA	Solvay
Air Liquide	Clariant	ICI	Renault	Suez
Akzo Nobel	CRH	Invensys	Rolls Royce	Thales
Alstom	Daimler Chrysler	Lafarge	RWE	ThyssenKrupp
Atlas Copco ‘A’	Degussa	Lagardere	Saint Gobain	TUI
BAE Systems	Edison	Legrand	Sandvik	Valeo
BASF	E.ON	Linde	Scania ‘A’	Vivendi Universal
Bayer	Fiat	MAN	Schneider	Volkswagen
BMW	GKN	Michelin	Siemens	Volvo ‘B’
BOC Group	Hanson	Philips	Skanska	Wolsey
Bouygues	Heidelbergcement	Pirelli	Smiths Group

Share dilution through the operation of share plans
Where shares are issued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any ten year period, and that resulting from all incentives, including all-employee incentives, will not exceed 10% in any ten year period.

On behalf of the Board

Richard Reeves
Secretary
17 March 2005

Auditable sections of the Report on remuneration
The following sections constitute the auditable part of the Report on remuneration, as defined in Part 3, Schedule 7A of the Companies Act 1985: paragraphs headed ‘Long-term incentives’ and ‘Other long-term incentives’; tables headed ‘Pension benefits earned by directors – UK’ and tables headed ‘Pension benefits earned by directors – Netherlands’; tables headed Directors’ emoluments comprising ‘Analysis of executive directors’ emoluments’ and ‘Analysis of non-executive directors’ emoluments’; paragraphs headed ‘Loans to directors’; table headed ‘Directors’ share options’.

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Statement of directors’ responsibilities in relation to financial statements

The following statement, which should be read in conjunction with the statement of auditors’ responsibilities set out in the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit of the Group for the financial year.

The directors consider that in preparing the financial statements, which comprise the consolidated profit and loss account, the balance sheets, the statement of total recognised gains and losses, the reconciliation of movements in shareholders’ funds, the consolidated cash flow statement, the reconciliation of net cash inflow to movement in net debt, the analysis of net debt, the presentation of accounts and accounting policies and the notes to the accounts, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all accounting standards which they consider to be applicable have been followed, and that their preparation on a going concern basis is appropriate.

The directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

A copy of the financial statements is placed on the website of Corus Group plc. The executive management are responsible for the maintenance and integrity of the Company’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Richard Reeves
Secretary
17 March 2005

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Independent auditors’ report to the members of Corus Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the statement of total recognised gains and losses, the reconciliation of movements in shareholders’ funds, the consolidated cash flow statement, the reconciliation of net cash inflow to movement in net debt, the analysis of net debt, the presentation of accounts and accounting policies and the notes to the accounts. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Report on remuneration (‘the auditable part’).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors’ responsibilities. The directors are also responsible for preparing the Report on remuneration.

Our responsibility is to audit the financial statements and the auditable part of the Report on remuneration in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Report on remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman’s statement, Operational and financial highlights, the Chief Executive’s statement, the Review of the period, the Financial review, the Directors’ report, the Board, the Executive committee, the unaudited part of the Report on remuneration, Five year financial summary, Some important data in euros, Analysis of shareholdings at 1 January 2005, the Glossary and Information for shareholders.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company’s or Group’s corporate governance procedures or its risk and control procedures.

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Independent auditors’ report to the members of Corus Group plc

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Report on remuneration. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Report on remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

  the financial statements give a true and fair view of the state of affairs of the Company and the Group at 1 January 2005 and of the profit and cash flows of the Group for the year then ended;

  the financial statements have been properly prepared in accordance with the Companies Act 1985; and

  those parts of the Report on remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors
London
17 March 2005

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Consolidated profit and loss account
For the financial period ended 1 January 2005	Note	2004 £m		2003 £m		2002 £m
Turnover: group and share of joint ventures		9,625		8,203		7,407
Less: share of joint ventures’ turnover	1	(293)		(250)		(219)
Group turnover – continuing operations	1	9,332		7,953		7,188
Total operating costs	2	(8,750)		(8,161)		(7,634)
Group operating profit/(loss) – continuing operations	1	582		(208)		(446)
Share of operating results of joint ventures and associated undertakings:	5
Continuing operations		30		9		4
Discontinued operations		–		–		17
		30		9		21
Total operating profit/(loss)		612		(199)		(425)
Profit on disposal of fixed assets	1	34		47		96
Profit/(loss) on disposal of group undertakings	1	34		(2)		19
Profit/(loss) on ordinary activities before interest	1	680		(154)		(310)
Net interest and investment income:
Group	6	(118)		(98)		(92)
Joint ventures and associated undertakings	5	(3)		(3)		(2)
Profit/(loss) on ordinary activities before taxation		559		(255)		(404)
Taxation	7	(119)		(53)		(61)
Profit/(loss) on ordinary activities after taxation		440		(308)		(465)
Minority interests – equity		6		3		7
Profit/(loss) for the financial period		446		(305)		(458)
Dividends – equity	9	–		–		–
Profit/(loss) retained for the financial period	27	446		(305)		(458)
Earnings per share	10
Basic earnings per ordinary share		10.05	p	(9.25	)p	(14.23	)p
Diluted earnings per ordinary share		9.41	p	(9.25	)p	(14.23	)p

There were no material acquisitions in the period. Notes and related statements forming part of these accounts appear on pages 89 to 139; Note 27 sets out the movements on reserves.

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Balance sheets
		The Company		The Group
At 1 January 2005	Note	2004 £m	2003 £ m	2004 £m	Restated 2003 £ m
Fixed assets
Intangible assets	11	–	–	73	96
Tangible assets	12	–	–	2,811	2,729
Investments in subsidiary undertakings	13	4,099	3,279	–	–
Investments in joint ventures:
Share of gross assets		–	–	227	198
Share of gross liabilities		–	–	(130)	(107)
		–	–	97	91
Investments in associated undertakings		–	–	12	8
Other investments and loans		–	–	66	60
	13	–	–	175	159
		4,099	3,279	3,059	2,984
Current assets
Stocks	14	–	–	1,732	1,404
Debtors: amounts falling due after more than one year	15	3	3	485	479
Debtors: amounts falling due within one year		–	4	1,668	1,347
Less: securitisation of trade debtors		–	–	(275)	(215)
Net debtors falling due within one year	16	–	4	1,393	1,132
Short term investments	17	–	–	217	138
Cash at bank and in hand		–	–	383	242
		3	7	4,210	3,395
Creditors: amounts falling due within one year	18	(107)	(82)	(1,883)	(1,583)
Net current (liabilities)/assets		(104)	(75)	2,327	1,812
Total assets less current liabilities		3,995	3,204	5,386	4,796
Convertible bonds		(216)	(213)	(332)	(332)
Other borrowings		(672)	–	(1,075)	(948)
Other creditors		–	–	(26)	(28)
Creditors: amounts falling due after more than one year	19	(888)	(213)	(1,433)	(1,308)
Provisions for liabilities and charges	25	–	–	(620)	(605)
Accruals and deferred income
Regional development and other grants		–	–	(33)	(40)
		3,107	2,991	3,300	2,843
Capital and reserves
Called up share capital	26	1,696	1,696	1,696	1,696
Share premium account	27	168	167	168	167
Statutory reserve	27	–	–	2,338	2,338
Other reserves	27	796	796	201	201
Profit and loss account	27	447	332	(1,145)	(1,606)
Shareholders’ funds – equity interests	27	3,107	2,991	3,258	2,796
Minority interests
Equity interests in subsidiary undertakings		–	–	42	47
		3,107	2,991	3,300	2,843

Approved by the Board and signed on its behalf by:
P Varin
D M Lloyd
17 March 2005
Notes and related statements forming part of these accounts appear on pages 89 to 139.

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Statement of total recognised gains and losses
For the financial period ended 1 January 2005	2004 £m	2003 £m	2002 £m
Profit/(loss) for financial period	446	(305)	(458)
Exchange translation differences on foreign currency net investments:
Group	–	90	84
Joint ventures and associated undertakings	–	(1)	(1)
Total recognised profit/(losses) relating to the period	446	(216)	(375)

There is no material difference between the results disclosed in the profit and loss account and the results on an unmodified historical cost basis.

Reconciliation of movements in shareholders’ funds
At 1 January 2005	2004 £m	Restated 2003 £m	2002 £m
Shareholders’ funds at beginning of period	2,797	2,722	3,061
Accounting policy change (See Presentation of accounts and accounting policies Note XVI)	(1)	–	–
Shareholders’ funds at beginning of period as restated	2,796	2,722	3,061
Profit/(loss) for the period	446	(305)	(458)
Exchange translation differences on foreign currency net investments	–	89	83
Transfer of goodwill (Note 35)	10	–	33
Issue of conditional share awards	5	–	–
Investment in own shares	–	(1)	–
New shares issued (net of issue costs)	1	291	3
Shareholders’ funds at end of period	3,258	2,796	2,722

Notes and related statements forming part of these accounts appear on pages 89 to 139.

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Consolidated cash flow statement
For the financial period ended 1 January 2005	Note	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities	31	568	224	41
Dividends from joint ventures and associated undertakings		4	4	8
Returns on investments and servicing of finance
Interest and other dividends received		12	15	15
Interest paid		(104)	(116)	(97)
Premium received on issue of new loans	20	8	–	–
Premium paid on redemption of Eurobond	6	(9)	–	–
Issue costs of new loans		(15)	(16)	(4)
Interest element of finance lease rental payments		(2)	(2)	(1)
Net cash outflow from returns on investments and servicing of finance		(110)	(119)	(87)
Taxation
UK corporation tax received		–	–	2
Overseas tax paid		(93)	(50)	(16)
Tax paid		(93)	(50)	(14)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(312)	(163)	(176)
Sale of tangible fixed assets		37	82	112
Purchase of intangible fixed assets		–	–	(1)
Purchase of other fixed asset investments		(12)	–	(7)
Sale of other fixed asset investments		–	3	–
Loans to joint ventures and associated undertakings		(1)	(5)	–
Repayment of loans from joint ventures and associated undertakings		6	2	15
Net cash outflow from capital expenditure and financial investment		(282)	(81)	(57)
Acquisitions and disposals
Purchase of subsidiary undertakings and businesses	34	(17)	(17)	–
Net cash/(overdraft) acquired with subsidiary undertakings and businesses		6	–	(5)
Investments in joint ventures and associated undertakings		(5)	(9)	(3)
Sale and exchange of businesses and subsidiary undertakings	35	95	5	2
Sale of joint ventures and associated undertakings		2	1	451
Net cash inflow/(outflow) from acquisitions and disposals		81	(20)	445
Equity dividends paid to shareholders		–	–	–
Net cash inflow/(outflow) before use of liquid resources and financing		168	(42)	336
Management of liquid resources
Net purchase of short term investments		(82)	(96)	(28)
Net cash outflow from management of liquid resources		(82)	(96)	(28)
Financing
Issue of ordinary shares		1	307	3
Share issue expenses		–	(16)	–
Cash inflow from issue of ordinary shares	26	1	291	3
New loans		558	2	231
Repayment of borrowings		(503)	(144)	(508)
New finance leases		–	–	25
Capital element of finance lease rental payment		(1)	(1)	(14)
Increase/(decrease) in debt		54	(143)	(266)
Net cash inflow/(outflow) from financing activities		55	148	(263)
Increase in cash in period		141	10	45

Notes and related statements forming part of these accounts appear on pages 89 to 139.

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Reconciliation of net cash inflow to movement in net debt
For the financial period ended 1 January 2005	2004 £m	2003 £m	2002 £m
Increase in cash	141	10	45
Increase in liquid resources	82	96	28
(Increase)/decrease in debt	(54)	143	266
Issue costs of new loans	15	16	4
Premium received on issue of new loans	(8)	–	–
Change in net debt resulting from cash flows in period	176	265	343
Debt and liquid resources acquired	3	–	(4)
Effect of foreign exchange rate changes	(9)	(41)	(24)
Other non cash changes	(11)	(1)	9
Movement in net debt in period	159	223	324
Net debt at beginning of period	(1,013)	(1,236)	(1,560)
Net debt at end of period	(854)	(1,013)	(1,236)

Analysis of net debt
	2002 £m	Cash flow £m	Exchange rate changes £m	Other non cash changes £m	2003 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Exchange rate changes £m	Other non cash changes £m	2004 £m
Cash at bank and in hand	230	8	4	–	242	139	–	2	–	383
Bank overdrafts	(36)	2	–	–	(34)	2	–	–	–	(32)
Cash less bank overdrafts	194	10	4	–	208	141	–	2	–	351
Short term investments:
Deposits within 3 months of maturity when acquired	39	91	2	–	132	77	–	(3)	–	206
Other short term deposits	1	5	–	–	6	5	–	–	–	11
Liquid resources	40	96	2	–	138	82	–	(3)	–	217
Long term borrowings	(1,386)	133	(45)	59	(1,239)	(109)	5	(13)	(11)	(1,367)
Other loans	(41)	25	(2)	(60)	(78)	61	(2)	5	–	(14)
Obligations under finance leases	(43)	1	–	–	(42)	1	–	–	–	(41)
Total debt excluding bank overdrafts	(1,470)	159	(47)	(1)	(1,359)	(47)	3	(8)	(11)	(1,422)
	(1,236)	265	(41)	(1)	(1,013)	176	3	(9)	(11)	(854)

Notes and related statements forming part of these accounts appear on pages 89 to 139.

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Presentation of accounts and accounting policies

I Basis of preparation
The accounts have been prepared under the historical cost convention, in accordance with the Companies Act 1985, the accounting policies set out below, and following applicable accounting standards in the UK. They show the accounts of the Company itself and the consolidated accounts of the Group. All accounting policies of the Group have been consistently applied for all the periods presented, except for changes arising from the application of UITF 38: Accounting for ESOP trusts (see Note XVI).

The preparation of accounts in line with generally accepted accounting principles requires management to make estimates and assumptions that affect the:

(i)	reported amounts of assets and liabilities;
(ii)	disclosure of contingent assets and liabilities at the date of the accounts; and
(iii)	reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below.

II Basis of consolidation
The consolidated profit and loss account, balance sheet and cash flow statement include the Company and its subsidiaries. They also include the Group’s share of the profits, net assets and retained post acquisition reserves of joint ventures and associated undertakings. These have been accounted for under the gross equity and equity methods of consolidation respectively. The profits or losses of subsidiaries, joint ventures and associated undertakings acquired or sold during the year are included from the date of acquisition or up to the date of their disposal.

On the acquisition of a subsidiary, joint venture or associated undertaking, fair values are attributed to the net assets acquired. Any difference between the purchase consideration and these fair values is treated as goodwill. Until 28 March 1998 all goodwill was written off or credited to reserves immediately.

As from the financial year ended 3 April 1999, positive goodwill is capitalised and amortised over its estimated useful economic life up to a maximum of 20 years. Negative goodwill is recognised in the profit and loss account in line with the periods in which the assets acquired are depreciated. Any goodwill that was written off or credited immediately to reserves up until 28 March 1998 has not been reinstated. However, it is transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related.

Corus Group plc acquired Corus UK Limited in 1999 under a Scheme of Arrangement of Corus UK Limited within section 425 of the Companies Act 1985 (the ‘Act’). This was accounted for under the principles of merger accounting, although it did not satisfy all the conditions required by Schedule 4 of the Act. In the opinion of the directors, the Scheme of Arrangement was a Group restructuring rather than an acquisition since the shareholders of Corus Group plc were the same as the former shareholders of Corus UK Limited and the relative rights of each shareholder were unchanged. So, the directors consider if merger accounting had not been used these accounts would not give a true and fair view of the Group’s results and financial position as demanded by section 227(6) of the Act and have accordingly adopted a true and fair override. It is not considered practical to quantify the effect of the departure from the requirement of Schedule 4A.

III Turnover
Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods. Revenue excludes VAT and similar taxes.

IV Rationalisation and related measures and environmental remediation
Provisions are made for rationalisation and related measures and environmental remediation when an obligation exists for a future liability in respect of past events and where the obligation can be reliably estimated. This involves a series of management judgments and estimates which are based on past experience of similar events and third party advice where applicable. In particular restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date.

V Research and development
Revenue expenditure on research and development is charged to the profit and loss account as it is incurred.

VI Government grants
Grants related to expenditure on tangible fixed assets are credited to the profit and loss account over the useful economic lives of qualifying assets. Total grants received less the amounts credited to the profit and loss account at the balance sheet date are included in the balance sheet as deferred income.

VII Insurance
Certain of the Group’s insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV. With the exception of marine cargo and certain employer’s liability, all insurance business is accounted for on an annual basis and is dealt with as part of the operating costs in these accounts. In the case of marine cargo and certain employer’s liability business, the results of each underwriting year are determined at the end of the third

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Presentation of accounts and accounting policies

year at which time any profits or losses arising are recognised; in the interim, the level of insurance provisions is kept under review and, where appropriate, adjustments are made. Insurance premiums in respect of insurance placed with third parties are charged to the profit and loss account in the period to which they relate.

VIII Interest
Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Unamortised amounts are shown in the balance sheet as part of the outstanding balance of the related security. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

IX Deferred taxation
The Group makes full provision for deferred tax arising from timing differences between the recognition of gains and losses in the accounts and their recognition in tax computations. Deferred tax assets are only recognised to the extent that they are recoverable against future taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets and liabilities are discounted at the risk free rate appropriate for each relevant tax jurisdiction. Deferred tax debit and credit balances are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity can reduce the taxable profits of another.

X Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date except where forward cover has been obtained, when the covered rate is used. Profit and loss account items and cash flows in foreign currencies are translated into sterling at the average rates for the financial period.

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit and loss account items from average rate to closing rate are recorded as movements on reserves.

Exchange gains or losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

Exchange gains and losses on settled forward exchange contracts used to manage exposure to fluctuations in foreign currency with respect to transactions, together with all other exchange gains and losses on settlement, are included in arriving at the result for the period.

XI Derivative financial instruments
The Group uses a variety of derivative financial instruments, including forward foreign exchange contracts and commodity futures contracts as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price and foreign currency risks connected to contracted sales and purchases or existing assets and liabilities. The Group does not hold or issue derivative financial instruments for trading purposes.

The Group uses forward contracts and commodity futures, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Net sales and purchases covered by these contracts or options are translated into sterling at contract rates. No account is taken of the potential but unrealised profits or losses on open forward contracts or options which are intended as a hedge against future contracted transactions; such profits and losses are accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the profit and loss account. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in the profit and loss account.

XII Stocks
Stocks of raw materials are valued at cost or, if they are to be realised without processing, the lower of cost and net realisable value. Cost is determined using the ‘first in first out’ method. Stocks of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost of partly processed and finished products comprises cost of production including works overheads. Net realisable value is the price at which the stocks can be realised in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of disposal. Provisions are made to cover slow moving and obsolescent items based on historical experience of utilisation on a category by category basis.

XIII Tangible fixed assets
Tangible fixed assets are recorded at original cost less accumulated depreciation. If assets are constructed by the Group, related works and incremental overhead amounts are included in cost. Commissioning costs are written off to the profit and loss account as incurred. Tangible fixed assets financed by leasing arrangements that approximate to the loan of money and in which the Group enjoys substantially all the risks and rewards of ownership (finance leases) are treated as if they have been purchased and the corresponding capital cost is shown as an obligation to the lessor. Leasing payments are treated as consisting of a capital element and finance cost; the capital element reducing the obligation to the lessor and the finance cost being written off to the profit and loss account over the period of the lease. Operating lease costs are charged to the profit and loss account as incurred.

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Presentation of accounts and accounting policies

Included in tangible fixed assets are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which provisions are made where necessary to cover slow moving and obsolescent items.

Repairs and renewals are charged to the profit and loss account as incurred.

XIV Depreciation and impairment of tangible and intangible fixed assets
Depreciation is provided so as to write off, on a straight line basis, the cost of tangible and intangible fixed assets including those held under finance leases. They are depreciated from the dates they are brought into use over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation is provided where an asset is expected to become obsolete before the end of its normal useful life. No further depreciation is provided in respect of assets which are fully written down but are still in use.

The estimated useful lives for the main categories of fixed assets are:
Freehold and long leasehold buildings which house plant, and other works buildings		25 years
Other freehold and long leasehold buildings		50 years
Plant and machinery:
Iron and steelmaking	maximum	25 years
IT equipment	maximum	8 years
Office equipment and furniture		10 years
Motor vehicles		4 years
Other	maximum	15 years
Goodwill	maximum	20 years
Patents and trademarks		4 years

Tangible and intangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. These reviews assess the recoverable amount by reference to the net present value of expected future cash flows of the relevant income generating unit, or disposal value if higher, resulting in accelerated depreciation or amortisation as appropriate. The discount rate applied in the period, of 9.5%, was based upon the Group’s long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units.

XV Fixed asset investments
In the Group’s balance sheet, shares in joint ventures and associated undertakings are stated at the Group’s share of net assets and the unamortised portion of any goodwill arising on these investments. Loans and other investments are stated at cost.

In the Company’s balance sheet, investments are stated at cost except for the investment in Corus UK Limited. This investment, as permitted by section 133 of the Companies Act 1985, is recorded as the aggregate of the nominal value of shares issued to acquire the investment and fair value of other consideration given.

Provisions are made against investments if events or circumstances indicate that the carrying amount may not be recoverable.

Income from fixed asset investments comprises dividends declared up to the balance sheet date and, where relevant, is shown before deduction of overseas withholding taxes.

XVI Own shares held under trust
The amount recorded in the balance sheet for shares in the Company purchased for employee sharesave schemes represents the amounts receivable from option holders on exercise of the options. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) Abstract 17 not to apply the requirement therein to Inland Revenue approved savings-related share option schemes and equivalent overseas schemes. During 2004 Corus adopted UITF Abstract 38 ‘Accounting for ESOP trusts’ and related amendments to Abstract 17 ‘Employee Share Schemes’. Under UITF 38, Corus’ own shares held in ESOP trusts are recognised not as assets, but as deductions in arriving at shareholders’ funds. This change in accounting policy has had no impact on the profit and loss account as previously reported, but reduced net assets as at 3 January 2004 by £1m. The comparative balance sheet has been restated for this effect, and the impact is explained further in Note 27 to the Accounts.

XVII Pensions
The regular cost of providing pension benefits is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of employees. Variations from regular cost arising from periodic actuarial valuations of the principal schemes are allocated to the profit and loss account so as to spread the surplus or deficit over the expected average remaining service lives of employees.

Differences between the amounts funded and amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. This accounting policy follows the principles of SSAP 24. As indicated on page 51 of the Review of the period, the measurement criteria of FRS 17 have not been adopted early, although the transitional disclosure requirements have been made.

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Notes to the accounts

1. Segmental analysis

1.1 Operating division analysis

Towards the end of 2003 Corus reorganised into a structure that comprises four main operating divisions – Strip Products, Long Products, Distribution & Building Systems and Aluminium. The following analysis reflects this new divisional structure and all comparatives have been restated on this basis. Segment assets are operational assets used in normal day to day activities. They include attributable goodwill, property, plant and equipment, inventories and operational receivables. They do not include cash, short term investments, tax assets and other non-current financial assets. Segment liabilities are also those resulting from the normal activities of the division, excluding tax liabilities and indebtedness. Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

2004 (Figures in £million, unless otherwise stated)	Strip Products	Long Products	Distribution & Building Systems	Aluminium	Central & other	Eliminations	Total
Profit and loss account key data
Joint venture turnover	115	61	117	–	–	–	293
Gross turnover	4,724	2,605	2,606	1,092	67	(1,762)	9,332
Inter-segment sales	(841)	(750)	(72)	(40)	(59)	1,762	–
Group turnover	3,883	1,855	2,534	1,052	8	–	9,332
Depreciation (net of grants released)	(172)	(61)	(22)	(37)	(5)	–	(297)
Amortisation	(4)	(2)	(2)	(2)	–	–	(10)
Operating profit/(loss) before restructuring
and impairment costs	386	177	83	50	(69)	–	627
Restructuring and impairment costs:
Redundancy and related costs	(8)	(6)	(4)	(2)	(6)	–	(26)
Accelerated depreciation	(3)	67	(8)	(37)	–	–	19
Accelerated amortisation	(9)	(9)	–	(2)	–	–	(20)
Other asset write downs	–	(13)	–	–	–	–	(13)
Other rationalisation costs	–	(1)	(4)	–	–	–	(5)
Operating profit/(loss) after restructuring
and impairment costs	366	215	67	9	(75)	–	582
Share of operating results of joint ventures
and associated undertakings	14	7	9	–	–	–	30
Profit on disposal of fixed assets	27	5	2	–	–	–	34
Profit on disposal of group undertakings (Note 35)	–	33	1	–	–	–	34
Profit/(loss) on ordinary activities before interest	407	260	79	9	(75)	–	680

Balance sheet key data
Tangible fixed assets	1,661	601	148	346	55	–	2,811
Interests in joint ventures and
associated undertakings	69	14	25	1	–	–	109
Other segment assets	1,664	908	845	391	458	(517)	3,749
Total segment assets	3,394	1,523	1,018	738	513	(517)	6,669
Cash and short term investments	–	–	–	–	600	–	600
Total assets	3,394	1,523	1,018	738	1,113	(517)	7,269
Total segment liabilities	(1,116)	(564)	(575)	(245)	(532)	517	(2,515)
Borrowings	–	–	–	–	(1,454)	–	(1,454)
Total liabilities	(1,116)	(564)	(575)	(245)	(1,986)	517	(3,969)
Net assets/(liabilities)	2,278	959	443	493	(873)	–	3,300
Other information
Capital expenditure	209	106	14	43	5	–	377
Average weekly number of employees	22,500	13,300	5,800	5,700	1,300	–	48,600

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Notes to the accounts
1. Segmental analysis continued 1.1 Operating division analysis continued
2003 (Figures in £million, unless otherwise stated)	Strip Products	Long Products	Distribution & Building Systems	Aluminium	Central & other	Eliminations	Total
Profit and loss account key data
Joint venture turnover	108	49	93	–	–	–	250
Gross turnover	3,916	2,149	2,272	1,028	63	(1,475)	7,953
Inter-segment sales	(734)	(613)	(42)	(36)	(50)	1,475	–
Group turnover	3,182	1,536	2,230	992	13	–	7,953
Depreciation (net of grants released)	(189)	(60)	(23)	(42)	6	–	(308)
Amortisation	(3)	(2)	–	(1)	(2)	–	(8)
Operating profit/(loss) before restructuring
and impairment costs	47	(47)	(1)	31	(96)	–	(66)
Restructuring and impairment costs:
Redundancy and related costs	(5)	(35)	(7)	(3)	(1)	–	(51)
Accelerated depreciation	(26)	(20)	–	–	(1)	–	(47)
Accelerated amortisation	–	–	–	–	(1)	–	(1)
Other asset write downs	(4)	(11)	–	–	–	–	(15)
Other rationalisation costs	13	(25)	(12)	(2)	(2)	–	(28)
Operating profit/(loss) after restructuring
and impairment costs	25	(138)	(20)	26	(101)	–	(208)
Share of operating results of joint ventures
and associated undertakings	5	4	–	–	–	–	9
Profit/(loss) on disposal of fixed assets	15	4	22	(1)	7	–	47
Loss on disposal of group undertakings	–	–	–	–	(2)	–	(2)
Profit/(loss) on ordinary activities before interest	45	(130)	2	25	(96)	–	(154)

Balance sheet key data
Tangible fixed assets	1,607	518	167	377	60	–	2,729
Interests in joint ventures and
associated undertakings	66	11	21	1	–	–	99
Other segment assets	1,357	729	631	377	454	(377)	3,171
Total segment assets	3,030	1,258	819	755	514	(377)	5,999
Cash and short term investments	–	–	–	–	380	–	380
Total assets	3,030	1,258	819	755	894	(377)	6,379
Total segment liabilities	(965)	(465)	(429)	(219)	(442)	377	(2,143)
Borrowings	–	–	–	–	(1,393)	–	(1,393)
Total liabilities	(965)	(465)	(429)	(219)	(1,835)	377	(3,536)
Net assets/(liabilities)	2,065	793	390	536	(941)	–	2,843

Other information
Capital expenditure	88	13	22	31	9	–	163
Average weekly number of employees	23,700	13,600	6,000	5,700	1,300	–	50,300

Corus Report & Accounts 2004 93
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Notes to the accounts
1 Segmental analysis continued

1.1 Operating division analysis continued
2002 (Figures in £million, unless otherwise stated)	Strip Products	Long Products	Distribution & Building Systems	Aluminium	Central & other	Eliminations	Total
Profit and loss account key data
Joint venture turnover	84	47	86	–	2	–	219
Gross turnover	3,455	2,002	1,945	1,022	78	(1,314)	7,188
Inter-segment sales	(540)	(547)	(117)	(56)	(54)	1,314	–
Group turnover	2,915	1,455	1,828	966	24	–	7,188
Depreciation (net of grants released)	(192)	(83)	(23)	(38)	6	–	(330)
Amortisation	(7)	(1)	(1)	(2)	–	–	(11)
Operating (loss)/profit before restructuring and impairment costs	(209)	(171)	3	27	(43)	–	(393)
Restructuring and impairment costs:
Redundancy and related costs	3	12	(2)	–	1	–	14
Accelerated depreciation	6	(83)	(2)	(3)	–	–	(82)
Accelerated amortisation	(20)	–	–	(3)	–	–	(23)
Other asset write downs	3	–	–	–	–	–	3
Other rationalisation costs	35	–	1	–	(1)	–	35
Operating (loss)/profit after restructuring and impairment costs	(182)	(242)	–	21	(43)	–	(446)
Share of operating results of joint ventures and associated undertakings	1	3	2	–	15	–	21
Profit on disposal of fixed assets	69	5	20	–	2	–	96
Profit/(loss) on disposal of group undertakings	8	(1)	(1)	60	(47)	–	19
(Loss)/profit on ordinary activities before interest	(104)	(235)	21	81	(73)	–	(310)

Balance sheet key data
Tangible fixed assets	1,692	609	167	361	42	–	2,871
Interests in joint ventures and associated undertakings	53	10	25	1	2	–	91
Other segment assets	1,377	679	641	357	525	(380)	3,199
Total segment assets	3,122	1,298	833	719	569	(380)	6,161
Cash and short term investments	–	–	–	–	270	–	270
Total assets	3,122	1,298	833	719	839	(380)	6,431
Total segment liabilities	(995)	(457)	(415)	(196)	(473)	380	(2,156)
Borrowings	–	–	–	–	(1,506)	–	(1,506)
Total liabilities	(995)	(457)	(415)	(196)	(1,979)	380	(3,662)
Net assets/(liabilities)	2,127	841	418	523	(1,140)	–	2,769

Other information
Capital expenditure	135	9	10	30	4	–	188
Average weekly number of employees	25,000	13,500	5,900	5,800	1,400	–	51,600

During 2002, the share of operating results of joint ventures and associated undertakings, and disposals of group undertakings, included amounts relating to the investment in AvestaPolarit Oyj Abp. These results have been included in the Central & other segment above.

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Notes to the accounts
1 Segmental analysis continued

1.2 Geographical analysis

Analyses of the operating results and balance sheets by geographical sectors are set out below, representing Corus’ most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short term investments. Segment liabilities are those arising within each region, excluding indebtedness. As a result of the expansion of the European Union during 2004, the current period segmental information for the EU includes information for the full EU(25) group of countries. Group turnover to the new entrants was £74m during 2004, but all other impacts of this change are not considered material. Prior period turnover by destination has not been restated.

2004 (Figures in £million, unless otherwise stated)	UK	EU (excl UK)	Europe (excl EU)	North America	Asia	Rest of World	Net Debt	Eliminations	Total
Profit and loss account key data
By destination:
Joint venture turnover	64	146	82	–	1	–	–	–	293
Group turnover	2,614	4,645	338	923	594	218	–	–	9,332
Included above:
Exports from the United Kingdom	1,881	–	–	–	–	–	–	–	1,881
Sales to joint ventures and associated undertakings	79	95	2	–	–	–	–	–	176
By location of Group entity:
Joint venture turnover	70	140	82	–	1	–	–	–	293
Gross turnover	4,547	4,585	139	554	338	25	–	(856)	9,332
Inter-segment sales	(559)	(282)	(10)	(1)	(4)	–	–	856	–
Group turnover	3,988	4,303	129	553	334	25	–	–	9,332
Depreciation (net of grants released)	(133)	(146)	(4)	(13)	(1)	–	–	–	(297)
Amortisation	–	(10)	–	–	–	–	–	–	(10)
Restructuring and impairment costs:
Redundancy and related costs	(18)	(7)	–	(1)	–	–	–	–	(26)
Accelerated depreciation	58	(38)	–	(1)	–	–	–	–	19
Accelerated amortisation	–	(20)	–	–	–	–	–	–	(20)
Other asset write downs	(13)	–	–	–	–	–	–	–	(13)
Other rationalisation costs	(2)	(3)	–	–	–	–	–	–	(5)
Operating profit	142	396	8	26	8	2	–	–	582
Share of operating results of joint ventures and associated undertakings	7	16	7	–	–	–	–	–	30
Profit on disposal of fixed assets	34	–	–	–	–	–	–	–	34
Profit on disposal of group undertakings (Note 35)	25	–	–	9	–	–	–	–	34
Profit on ordinary activities before interest	208	412	15	35	8	2	–	–	680

Balance sheet key data
Tangible fixed assets	1,334	1,342	23	103	9	–	–	–	2,811
Interests in joint ventures and associated undertakings	28	67	12	–	2	–	–	–	109
Other segment assets	1,761	2,080	45	178	51	18	–	(384)	3,749
Total segment assets	3,123	3,489	80	281	62	18	–	(384)	6,669
Cash and short term investments	–	–	–	–	–	–	600	–	600
Total assets	3,123	3,489	80	281	62	18	600	(384)	7,269
Total segment liabilities	(1,225)	(1,442)	(33)	(135)	(57)	(7)	–	384	(2,515)
Borrowings	–	–	–	–	–	–	(1,454)	–	(1,454)
Total liabilities	(1,225)	(1,442)	(33)	(135)	(57)	(7)	(1,454)	384	(3,969)
Net assets/(liabilities)	1,898	2,047	47	146	5	11	(854)	–	3,300

Other information
Capital expenditure	253	116	2	5	1	–	–	–	377
Average weekly number of employees	24,500	21,400	500	1,800	300	100	–	–	48,600

Corus Report & Accounts 2004 95
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Notes to the accounts
1 Segmental analysis continued

1.2 Geographical analysis continued

2003 (Figures in £million, unless otherwise stated)	UK	EU (excl UK)	Europe (excl EU)	North America	Asia	Rest of World	Net Debt	Eliminations	Total
Profit and loss account key data
By destination:
Joint venture turnover	54	134	61	–	1	–	–	–	250
Group turnover	2,148	3,790	363	781	669	202	–	–	7,953
Included above:
Exports from the United Kingdom	1,566	–	–	–	–	–	–	–	1,566
Sales to joint ventures and associated undertakings	71	70	2	–	–	–	–	–	143
By location of Group entity:
Joint venture turnover	58	130	61	–	1	–	–	–	250
Gross turnover	3,633	3,911	115	592	402	20	–	(720)	7,953
Inter-segment sales	(426)	(284)	(8)	–	(2)	–	–	720	–
Group turnover	3,207	3,627	107	592	400	20	–	–	7,953
Depreciation (net of grants released)	(127)	(155)	(3)	(22)	(1)	–	–	–	(308)
Amortisation	–	(8)	–	–	–	–	–	–	(8)
Restructuring and impairment costs:
Redundancy and related costs	(34)	(15)	–	(2)	–	–	–	–	(51)
Accelerated depreciation	(23)	(1)	–	(23)	–	–	–	–	(47)
Accelerated amortisation	–	(1)	–	–	–	–	–	–	(1)
Other asset write downs	(14)	(1)	–	–	–	–	–	–	(15)
Other rationalisation costs	(12)	(16)	–	–	–	–	–	–	(28)
Operating (loss)/profit	(290)	103	5	(34)	6	2	–	–	(208)
Share of operating results of joint ventures and associated undertakings	3	6	–	–	–	–	–	–	9
Profit on disposal of fixed assets	34	13	–	–	–	–	–	–	47
Loss on disposal of group undertakings	–	–	–	(2)	–	–	–	–	(2)
(Loss)/profit on ordinary activities before interest	(253)	122	5	(36)	6	2	–	–	(154)
Balance sheet key data
Tangible fixed assets	1,184	1,383	24	128	9	1	–	–	2,729
Interests in joint ventures and associated undertakings	26	64	7	–	2	–	–	–	99
Other segment assets	1,420	1,792	35	191	42	10	–	(319)	3,171
Total segment assets	2,630	3,239	66	319	53	11	–	(319)	5,999
Cash and short term investments	–	–	–	–	–	–	380	–	380
Total assets	2,630	3,239	66	319	53	11	380	(319)	6,379
Total segment liabilities	(994)	(1,271)	(23)	(128)	(40)	(6)	–	319	(2,143)
Borrowings	–	–	–	–	–	–	(1,393)	–	(1,393)
Total liabilities	(994)	(1,271)	(23)	(128)	(40)	(6)	(1,393)	319	(3,536)
Net assets/(liabilities)	1,636	1,968	43	191	13	5	(1,013)	–	2,843
Other information
Capital expenditure	64	89	2	7	1	–	–	–	163
Average weekly number of employees	25,100	21,700	900	2,300	200	100	–	–	50,300

96 Corus Report & Accounts 2004
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Notes to the accounts
1 Segmental analysis continued

1.2 Geographical analysis continued

2002 (Figures in £million, unless otherwise stated)	UK	EU (excl UK)	Europe (excl EU)	North America	Asia	Rest of World	Net Debt	Eliminations	Total
Profit and loss account key data
By destination:
Joint venture turnover	53	105	61	–	–	–	–	–	219
Group turnover	2,071	3,337	321	881	429	149	–	–	7,188
Included above:
Exports from the United Kingdom	1,304	–	–	–	–	–	–	–	1,304
Sales to joint ventures and associated undertakings	79	52	3	–	1	–	–	–	135
By location of Group entity:
Joint venture turnover	50	108	61	–	–	–	–	–	219
Gross turnover	3,267	3,511	100	671	228	13	–	(602)	7,188
Inter-segment sales	(286)	(277)	(8)	(30)	(1)	–	–	602	–
Group turnover	2,981	3,234	92	641	227	13	–	–	7,188
Depreciation (net of grants released)	(153)	(149)	(4)	(23)	(1)	–	–	–	(330)
Amortisation	–	(11)	–	–	–	–	–	–	(11)
Restructuring and impairment costs:
Redundancy and related costs	17	(3)	–	–	–	–	–	–	14
Accelerated depreciation	(76)	(6)	–	–	–	–	–	–	(82)
Accelerated amortisation	–	(23)	–	–	–	–	–	–	(23)
Other asset write downs	–	3	–	–	–	–	–	–	3
Other rationalisation costs	40	(5)	–	–	–	–	–	–	35
Operating (loss)/profit	(474)	8	(1)	16	4	1	–	–	(446)
Share of operating results of joint ventures and associated undertakings	5	15	1	–	–	–	–	–	21
Profit on disposal of fixed assets	96	–	–	–	–	–	–	–	96
(Loss)/profit on disposal of group undertakings	–	(41)	–	60	–	–	–	–	19
(Loss)/profit on ordinary activities before interest	(373)	(18)	–	76	4	1	–	–	(310)

Balance sheet key data
Tangible fixed assets	1,313	1,346	28	174	10	–	–	–	2,871
Interests in joint ventures and associated undertakings	26	53	7	3	2	–	–	–	91
Other segment assets	1,485	1,762	30	210	25	7	–	(320)	3,199
Total segment assets	2,824	3,161	65	387	37	7	–	(320)	6,161
Cash and short term investments	–	–	–	–	–	–	270	–	270
Total assets	2,824	3,161	65	387	37	7	270	(320)	6,431
Total segment liabilities	(1,088)	(1,197)	(25)	(140)	(23)	(3)	–	320	(2,156)
Borrowings	–	–	–	–	–	–	(1,506)	–	(1,506)
Total liabilities	(1,088)	(1,197)	(25)	(140)	(23)	(3)	(1,506)	320	(3,662)
Net assets/(liabilities)	1,736	1,964	40	247	14	4	(1,236)	–	2,769

Other information
Capital expenditure	81	97	2	7	1	–	–	–	188
Average weekly number of employees	25,900	22,300	700	2,400	200	100	–	–	51,600

Corus Report & Accounts 2004 97
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Notes to the accounts
2. Operating costs

	2004 £m	2003 £m	2002 £m
Costs by type:
Raw materials and consumables	4,178	3,516	3,339
Maintenance costs (excluding own labour)	808	696	682
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,343	1,296	1,209
Employment costs (Note 4)	1,780	1,745	1,568
Depreciation and amortisation	314	371	452
Regional development and other grants released	(6)	(7)	(7)
Other operating costs (including rents, rates, insurance and general expenses)	565	559	436
Changes in stock of finished goods and work in progress	(213)	3	(34)
Own work capitalised	(19)	(18)	(11)
	8,750	8,161	7,634

Costs by function:
Costs of goods sold	7,952	7,305	6,925
Selling, general and administrative expenses	753	714	656
Restructuring and impairment costs (Note 3)	45	142	53
	8,750	8,161	7,634

Restructuring and impairment costs principally relate to costs of goods sold.

	Operating costs before restructuring and impairment costs £m	Restructuring and impairment costs (Note 3) £m	Total £m
The above costs in the 12 months to 1 January 2005 include:
Raw materials and consumables	4,178	–	4,178
Maintenance costs (excluding own labour)	808	–	808
Other external charges (including fuels and utilities, hire charges and carriage costs)	1,343	–	1,343
Employment costs (Note 4)	1,754	26	1,780
Depreciation and amortisation	313	1	314
Regional development and other grants released	(6)	–	(6)
Other operating costs (including rents, rates, insurance and general expenses)	547	18	565
Changes in stock of finished goods and work in progress	(213)	–	(213)
Own work capitalised	(19)	–	(19)
	8,705	45	8,750

	2004 £m	2003 £m	2002 £m
The above costs are stated after including:
Purchases from joint ventures and associated undertakings	93	66	40
Amortisation of intangible fixed assets	30	9	34
Depreciation of owned assets	302	313	334
Accelerated depreciation of owned assets (see Note 3)	(19)	47	82
Depreciation of assets held under finance leases	1	2	2
Operating leases:
Plant and machinery	54	54	53
Leasehold property	33	38	29
Costs of research and development (gross)	69	69	71
Recoveries on research and development	(6)	(7)	(6)
Provision for doubtful debts	11	8	4
Transaction costs of merger and disposal activities	–	–	23
Break fee payable to Pechiney SA	–	14	–
Costs of renegotiating the syndicated bank facility	–	23	–
Final insurance settlement for Port Talbot blast furnace	–	(23)	–

The 2003 operating result was stated after including a net charge of £20m in relation to the impact of costs and lost contribution associated with the conveyor fire at Scunthorpe works.

98 Corus Report & Accounts 2004
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Notes to the accounts
2. Operating costs continued
Remuneration of Group’s auditors
	2004 £000	2003 £000	2002 £000
In respect of the audit:
Corus Group plc	11	10	10
Subsidiary undertakings:
Corus UK Limited	1,092	867	781
Other subsidiary undertakings: Group auditors	2,037	2,017	1,966
	3,140	2,894	2,757
Amounts paid to Group auditors in respect of other work:
Audit related	1,673	2,653	2,390
Tax	866	1,046	1,237
Other	26	67	181
	2,565	3,766	3,808
	5,705	6,660	6,565

Audit related fees consist of fees billed for assurance and related services that are traditionally performed by the external auditor. These fees for 2004 include work in connection with the issue of Senior notes, the transition to international accounting policies, acquisition and disposal related services and other consultation in relation to financial accounts and reporting standards.

Tax fees include fees billed for corporate tax compliance services, tax advisory services and expatriate tax compliance and advisory services.

Other fees relate to training and other one-off projects.

Further details on the Group’s policy for the appointment of external auditors for non-audit services is provided in the Audit committee section of the Directors’ report on page 61.

3. Restructuring and impairment costs
	2004 £m	2003 £m	2002 £m
Provision for restructuring and related measures:
Redundancy and related costs	30	58	8
Accelerated depreciation	59	59	96
Accelerated amortisation	20	1	23
Other asset write downs	13	16	2
Other rationalisation costs	9	44	10
	131	178	139
Credits for restructuring and related measures:
Redundancy and related costs	(4)	(7)	(22)
Accelerated depreciation	(78)	(12)	(14)
Other asset write downs	–	(1)	(5)
Other rationalisation costs	(4)	(16)	(45)
	(86)	(36)	(86)
	45	142	53

For the current period, the redundancy and related costs mainly relate to the announced closure of the heavy section mill at Scunthorpe and other ongoing efficiency measures across Corus. Within the net impairment charge, the Group has reassessed the value in use of the fixed assets at Teesside based on the ten year off-take contract entered into (see Note 36) and, as a result, has made a reversal of the existing impairment provision of £65m. Offsetting this, the Group has recognised an impairment in the value in use of the fixed assets associated with its aluminium smelting operations in Europe, following continued losses associated at least in part with high energy costs. Lesser charges have also been taken against fixed assets, largely in the UK, that have or are to come out of use. In addition, the balance of goodwill on previous acquisitions of Kienle & Spiess and Sogerail (now Corus Rail France) has been written off following impairment reviews.

Corus Report & Accounts 2004 99
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Notes to the accounts
4. Employees

	2004 £m	2003 £m	2002 £m
The total employment costs of all employees (including directors) in the Group were:
Wages and salaries	1,496	1,453	1,370
Social security costs	175	176	165
Other pension costs (Note 32)	83	65	47
Redundancy and related costs (Note 3)	26	51	(14)
	1,780	1,745	1,568

Related average employee numbers are presented in Note 1.

5. Share of results of joint ventures and associated undertakings

	2004 £m	2003 £m	2002 £m
Continuing operations:
Share of operating results:
Joint ventures	26	7	5
Associated undertakings	4	2	(1)
	30	9	4
Discontinued operations:
Share of operating results:
Associated undertakings	–	–	20
Amortisation of goodwill:
Associated undertakings	–	–	(3)
Total net share of operating results	30	9	21
Net interest payable:
Joint ventures	(2)	(2)	(1)
Associated undertakings	(1)	(1)	(1)
Share of results before taxation	27	6	19
Taxation (Note 7)	(6)	(1)	(6)
Share of results after taxation	21	5	13
Receivable in dividends:
Subsidiary undertakings	(4)	(4)	(8)
Shares of results in period retained (Note 13)	17	1	5

The results shown under discontinued operations relate to the Group’s 23% share of the results of AvestaPolarit Oyj Abp. This investment was disposed of during 2002.

6. Net interest and investment income

	2004 £m	2003 £m	2002 £m
Interest receivable	13	13	17
	13	13	17
Interest payable and similar charges:
Bank loans and overdrafts	(26)	(29)	(26)
Other interest payable	(92)	(80)	(82)
Charges arising on redemption of 5.375% Eurobond 2006	(11)	–	–
	(129)	(109)	(108)
Finance leases	(2)	(2)	(1)
	(131)	(111)	(109)
Net interest and investment income	(118)	(98)	(92)

On 16 September 2004, the Company launched a tender offer for the repurchase of any or all of the €400m 5.375% Eurobond due 2006. The tender offer was based on two redemption dates: on 30 September 94.8% of the bond holders took up the offer at 103.5% of the principal amount, and on 19 October a further 0.2% took up the offer at 102.5% of the principal amount. The redemption premiums paid have been charged to the profit and loss account for the period. Charges on the redemption of the bond also include the unwinding of the unamortised element of the original discount and the writing off of unamortised issue costs.

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Notes to the accounts
7. Taxation

	2004 £m	2003 £m	2002 £m
Taxation based on profit/(loss) on ordinary activities for the period:
The Group:
UK corporation tax at 30%	55	3	2
Double tax relief	(55)	(3)	(2)
UK prior year credit	–	(3)	(3)
Overseas taxes	106	38	15
Overseas prior year (credit)/charge	(1)	8	19
Current tax	105	43	31
Origination and reversal of timing differences	13	(9)	(31)
Reassessment of opening asset	–	–	73
(Increase)/decrease in discount	(13)	9	(2)
UK deferred tax	–	–	40
Origination and reversal of timing differences	8	15	(29)
(Increase)/decrease in discount	–	(6)	13
Overseas deferred tax	8	9	(16)
	113	52	55
Joint ventures (Note 5)	6	1	2
Associated undertakings (Note 5)	–	–	4
	119	53	61
The current tax charge reconciles with the standard rate of UK corporation tax as follows:
Tax on Group result before results of joint ventures and associated undertakings at standard rate 30%	160	(78)	(127)
Temporary differences between taxable and accounting profit:
Accelerated capital allowances	(47)	25	39
Other timing differences	(16)	3	(7)
Prior year (credit)/charge	(1)	5	16
Permanent differences	9	88	110
	105	43	31

On 14 December 2004 the Dutch Parliament enacted a new tax regime to reduce the corporation tax rate within the Netherlands from 34.5% to 30% in stages, over the period to 2007. Deferred tax liabilities for this fiscal region have been reassessed to the prevailing rate at which the timing differences are expected to reverse. The deferred tax charge for the year includes a credit of £21m for the effect of this rate change. Total taxation charges in future periods will continue to be influenced by a number of factors including similar changes to the corporation tax rates in force in the countries in which the Group operates. In addition current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation of tangible fixed assets. The deferred tax charge will also be subject to the value of deferred tax assets recognised for tax losses recoverable against future taxable profits within time horizons that are considered more likely than not to occur (see Note 15). There is no tax effect of the exceptional items relating to the profit on sale of fixed assets and the profit on disposal of Group undertakings as shown on the face of the profit and loss account.

8. Result of the Company

The Company recorded a profit of £110m (2003: loss of £31m; 2002: loss of £19m) and has taken advantage of the exemption under section 230 of the Companies Act 1985 allowing it not to present its own profit and loss account.

9. Dividends

	2004 £m	2003 £m	2002 £m
On ordinary shares:
Interim dividend of nil (2003: nil; 2002: nil) per share	–	–	–
Proposed final dividend of nil (2003: nil; 2002: nil) per share	–	–	–
	–	–	–

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Notes to the accounts
10. Earnings per ordinary share

The earnings per share has been calculated by dividing the profit/(loss) attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

	2004 No. m	2003 No. m	2002 No. m
Weighted average number of shares in issue during the period and used to calculate:
Basic earnings per share	4,436	3,297	3,218
Dilutive effects of share options	3	1	21
Conditional share awards	23	–	–
Dilutive effects of convertible debentures (see Note 26)	331	331	331
Diluted earnings per share	4,793	3,629	3,570

	2004 £m	2003 £m	2002 £m
Profit/(loss) during the period and used to calculate:
Basic earnings per share	446	(305)	(458)
Finance costs of convertible debentures	9	11	10
Taxation effect of the dilutions	(4)	(3)	(3)
Diluted earnings per share	451	(297)	(451)

The Trustee of the Qualifying Employee Share Ownership Trust (QUEST) has waived all but a nominal amount of the dividend on the trust’s holding of shares in the Company, and therefore these shares are not included in the calculation of earnings per share.

11. Intangible fixed assets
		The Group
	Patents and trademarks £m	Goodwill £m	Total £m
Cost at beginning of period	6	158	164
Additions	1	6	7
Cost at end of period	7	164	171
Amortisation at beginning of period	5	63	68
Charge for the period	2	8	10
Accelerated amortisation (Note 3)	–	20	20
Amortisation at end of period	7	91	98
Net book value at 1 January 2005	–	73	73
Net book value at 3 January 2004	1	95	96

Goodwill arising in the period is discussed in Note 34.

The goodwill arising on the acquisition of Corus Nederland BV is being amortised on a straight line basis over 15 years. Goodwill in respect of other acquisitions made is being amortised on a straight line basis of up to 20 years. These are the periods over which the values of the businesses acquired are expected to exceed the value of their underlying assets.

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Notes to the accounts
12. Tangible fixed assets
		The Group
	Land and buildings £m	Plant and machinery £m	Assets in course of construction £m	Total £m
Cost at beginning of period	1,132	7,335	134	8,601
Additions	6	47	324	377
Acquisitions	4	17	–	21
Disposals	(47)	(500)	(1)	(548)
Exchange translation differences	–	–	2	2
Transfers and other movements	4	63	(67)	–
Cost at end of period	1,099	6,962	392	8,453
Depreciation at beginning of period	666	5,449	–	6,115
Charge for the period	34	269	–	303
Accelerated depreciation (Note 3)	2	(21)	–	(19)
Disposals	(33)	(499)	–	(532)
Depreciation at end of period	669	5,198	–	5,867
Net book value at 1 January 2005	430	1,764	392	2,586
Loose plant, tools and spares (net book value)				225
				2,811
Net book value at 3 January 2004	466	1,886	134	2,486
Loose plant, tools and spares (net book value)				243
				2,729

(i)	Included above are fully depreciated assets with an original cost of £1,764m (2003: £1,977m) which are still in use. In addition, there are fully depreciated assets with an original cost of £498m (2003: £294m) which are permanently out of use and pending disposal, demolition or reapplication elsewhere within the Group.

		2004 £m	2003 £m

(ii)	The net book value of land and buildings comprises:
	Freehold	407	443
	Long leasehold (over 50 years unexpired)	7	6
	Short leasehold	16	17
		430	466
	Which may be further analysed as:
	Assets held under finance leases:
	Cost	42	42
	Accumulated depreciation	(7)	(6)
		35	36
	Owned assets	395	430
		430	466
(iii)	The net book value of plant and machinery comprises:
	Assets held under finance leases:
	Cost	29	29
	Accumulated depreciation	(28)	(28)
		1	1
	Owned assets	1,763	1,885
		1,764	1,886
(iv)	The net book value of loose plant, tools and spares comprises:
	Cost	568	587
	Accumulated depreciation and provisions	(343)	(344)
		225	243

Loose plant, tools and spares are shown at net book value. Due to the substantial number of items involved, and the many variations in their estimated useful lives, it is impracticable to give the details of movements normally disclosed in respect of tangible fixed assets.

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Notes to the accounts

13. Fixed asset investments

	The Company
	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
Cost at beginning of period	3,167	112	3,279
Additions	500	319	819
Exchange translation differences	–	1	1
Cost and net book value at 1 January 2005	3,667	432	4,099
Cost and net book value at 3 January 2004	3,167	112	3,279

	The Group
	Interests in joint ventures and associated undertakings £m	Loans to joint ventures and associated undertakings (Note 21) £m	Other investments (Note 21) £m	Other loans (Note 21) £m	Total £m
Cost at beginning of period	96	5	50	5	156
Additions and transfers	5	1	12	–	18
Disposals	(6)	(5)	(1)	(2)	(14)
Consolidation as subsidiary undertaking (Note 34)	(12)	–	–	–	(12)
Exchange translation differences	1	1	–	–	2
Cost at end of period	84	2	61	3	150
Share of post acquisition reserves at beginning of period	8	–	–	–	8
Share of results in period retained	17	–	–	–	17
Consolidation as subsidiary undertaking (Note 34)	1	–	–	–	1
Exchange translation differences	–	–	–	–	–
Share of post acquisition reserves at end of period	26	–	–	–	26
Provisions at beginning of period	5	–	–	–	5
Disposals	(4)	–	–	–	(4)
Provisions at end of period	1	–	–	–	1
Net book value at 1 January 2005	109	2	61	3	175
Net book value at 3 January 2004	99	5	50	5	159

(i)	Included within both the opening cost of interests in joint ventures and associated undertakings and the 2004 consolidation as subsidiary undertaking is £3m of goodwill arising from the acquisition of additional shares in Segal SA during 2003.
(ii)	The Company’s main subsidiaries and investments are listed in Note 37.

14. Stocks

	The Group
	2004 £m	2003 £m
Raw materials and consumables	652	511
Work in progress	483	410
Finished goods and goods for resale	597	483
	1,732	1,404

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Notes to the accounts

15. Debtors: amounts falling due after more than one year

	The Company		The Group
	2004 £m	2003 £m	2004 £m	2003 £m
Deferred tax assets	3	3	150	143
Prepaid pension costs (Note 32)	–	–	335	336
	3	3	485	479

	The Company		The Group
	2004 £m	2003 £m	2004 £m	2003 £m
The movement on the deferred tax assets is as follows:
At beginning of period	3	3	143	137
Profit and loss account	–	–	7	3
Exchange translation differences	–	–	–	2
Reclassifications from provisions	–	–	–	1
At end of period	3	3	150	143

	The Company		The Group
	2004 £m	2003 £m	2004 £m	2003 £m
The deferred tax assets arise as follows:
Pension prepayment	–	–	(23)	(24)
Accelerated capital allowances	–	–	(121)	(107)
Tax losses	3	3	238	216
Other timing differences	–	–	46	62
	3	3	140	147
Discount	–	–	10	(4)
	3	3	150	143

The deferred tax assets of £150m (2003: £143m), which mainly arise in the UK, are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of total tax losses with a value of £1,706m (2003: £1,749m). These include UK losses of £1,218m (2003: £1,197m).

16. Debtors: amounts falling due within one year

	The Company		The Group
	2004 £m	2003 £m	2004 £m	Restated 2003 £m
Trade debtors	–	–	1,252	1,020
Less allowances for doubtful debts	–	–	(51)	(50)
	–	–	1,201	970
Amounts owed by joint ventures	–	–	28	29
Amounts owed by associated undertakings	–	–	4	3
UK corporation tax	–	–	5	5
Overseas taxation	–	–	14	8
Other debtors	–	–	141	117
Dividends due from subsidiary undertakings	–	4	–	–
	–	4	1,393	1,132

Corus Report & Accounts 2004 105
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Notes to the accounts

16. Debtors: amounts falling due within one year continued

On 18 April 2002, Corus launched a revolving period securitisation programme under which it may offer to assign all of its rights, title and interest in a pool of invoiced trade debtors to a third party which is funded ultimately in the commercial paper markets. During the period the Group successfully secured an extension of this programme increasing proceeds to a total of £275m from October 2004 and extending the final maturity by a further two years to 14 April 2009.

Cash advanced, as non-returnable proceeds, against this pool takes into account, inter alia, the risks that may be attached to the debtors and the expected collection period. Under FRS 5 ‘Reporting the substance of transactions’ the cash advanced has been offset against the assigned trade debtors in a linked presentation on the face of the balance sheet. Included within debtors due within one year are the following amounts:

	The Group
	2004 £m	2003 £m
Securitised gross trade debtors	406	338
Less non-returnable proceeds	(275)	(215)
Net securitised trade debtors	131	123
Other trade debtors	1,070	847
Total trade debtors	1,201	970

The Group is not obliged, and does not intend, to support any losses arising from the assigned debtors against which cash has been advanced. In the event of default in payment by a debtor, the providers of the finance will seek repayment of cash advanced, as to both principal and interest, only from the remainder of the pool of debtors in which they hold an interest. Repayment will not be sought from the Group in any other way.

17. Short term investments
	The Group
	2004 £m	2003 £m
Short term investments consist of:
Deposits within 3 months of maturity when acquired	206	132
Other short term deposits	11	6
	217	138

18. Creditors: amounts falling due within one year
	The Company		The Group
	2004 £m	2003 £m	2004 £m	2003 £m
Bank overdrafts (Note 20)	–	–	32	34
6.75% Debenture stock 2004 (Note 20)	–	–	–	64
Other loans (Note 20)	3	3	14	14
Obligations under finance leases (Note 20)	–	–	1	1
Trade creditors	–	–	1,188	986
Amounts owed to subsidiary undertakings	85	70	–	–
Amounts owed to joint ventures	–	–	2	4
Amounts owed to associated undertakings	–	–	4	2
Overseas taxes	–	–	117	94
Other taxation and social security	–	–	47	43
Other creditors	19	9	478	341
	107	82	1,883	1,583

Amounts owed to subsidiary undertakings represent short term loans.

In 2003 there were loans of £164m drawn down under syndicated facilities extending to 2006 included in the Group value of Creditors: amounts falling due after more than one year, as amounts borrowed for short term periods were effectively renewed at the Company’s option. Interest had been charged at rates varying between 2.8% and 8.0% on those loans during the year. As at 1 January 2005 there were no amounts outstanding on these facilities.

Other creditors include amounts provided in respect of interest, capital expenditure, insurances, holiday pay, other employment costs and sundry other items.

106 Corus Report & Accounts 2004
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Notes to the accounts

19. Creditors: amounts falling due after more than one year

	The Company		The Group
	2004 £m	2003 £m	2004 £m	2003 £m
Borrowings (Note 20):
5.375% Eurobond 2006	–	–	14	279
3% Unsubordinated convertible bond 2007 (Note 26)	216	213	216	213
4.625% Subordinated convertible debenture loan 2007 (Note 26)	–	–	116	119
5.625% Debenture stock 2008	–	–	96	95
6.75% Bonds 2008	–	–	199	198
7.5% Senior notes 2011	558	–	558	–
11.5% Debenture stock 2016	–	–	150	150
Bank and other loans	–	–	18	185
Obligations under finance leases	–	–	40	41
	774	213	1,407	1,280
Amounts owed to subsidiary undertakings	114	–	–	–
Other creditors	–	–	26	28
	888	213	1,433	1,308

Amounts owed to subsidiary undertakings by the Company represent loans with no fixed repayment date.

	The Group
	2004 £m	2003 £m
An analysis of other creditors by currency is set out below:
Sterling	24	25
Euros	1	1
US Dollars	–	1
Other	1	1
	26	28

These other creditors are due for repayment after five years and are not subject to interest.

20. Borrowings and finance leases

(i)	The currency and interest exposure of gross borrowings of the Group at 1 January 2005 is as follows:

	2004				2003
	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m	Fixed rate borrowings £m	Floating rate borrowings £m	Zero rate borrowings £m	Total £m
Sterling	378	13	–	391	377	19	–	396
Euros	1,018	12	5	1,035	791	17	9	817
US Dollars	1	–	–	1	–	159	–	159
Other	25	2	–	27	16	5	–	21
	1,422	27	5	1,454	1,184	200	9	1,393

	2004		2003
	Weighted average fixed interest rate %	Weighted average time for which rate is fixed Years	Weighted average fixed interest rate %	Weighted average time for which rate is fixed Years
Sterling	8.8	7.4	8.8	8.4
Euros	6.0	4.7	4.8	2.8
US Dollars	5.0	0.1	–	–
Other	5.3	1.7	4.3	0.9

The majority of floating rate borrowings are bank borrowings bearing interest rates based on LIBOR or official local rates. These rates are fixed for periods of up to six months. The zero rate borrowings have a weighted average maturity of 0.5 years (2003: 1.5 years).

The weighted average interest rate on short term borrowings was 3.8% (2003: 4.1%) and on long term borrowings was 6.6% (2003: 5.7%).

Corus Report & Accounts 2004 107
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Notes to the accounts

20. Borrowings and finance leases continued

(ii)	The maturity of borrowings is as follows:

		The Company		The Group
		2004 £m	2003 £m	2004 £m	2003 £m
	In one year or less or on demand	88	73	50	116
	Between one and two years	–	–	17	16
	Between two and three years	216	–	352	447
	Between three and four years	–	213	298	337
	Between four and five years	–	–	4	299
	More than five years	672	–	762	210
		976	286	1,483	1,425
	Less: amounts representing interest in future minimum lease payments	–	–	(29)	(32)
		976	286	1,454	1,393
	Amounts falling due within one year	88	73	47	113
	Amounts falling due after more than one year	888	213	1,407	1,280

(iii)	The maturity of undrawn committed borrowing facilities of the Group is as follows:

	2004 £m	2003 £m
In one year or less (see (iv) below)	145	3
Between one and two years	425	292
More than two years	2	246
	572	541
Total unutilised bank facilities at 1 January 2005 were £723m (2003: £674m).

(iv)	On 31 July 2003, the Company signed a new €1,200m banking facility. This amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus’ working capital requirements. The principal covenants (after allowing for impairment/restructuring costs) within the facility are:

	–	Group EBITDA/net interest cover shall not be less than: 2.0 until the end of December 2003; 2.5 until the end of June 2004; 3.0 until the end of December 2004; 3.5 until the end of December 2005; and 4.0 until the end of June 2006.

	–	Group net tangible worth shall not be less than £2,500m.

	–	Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA/net interest cover of at least seven times.

	–	Group gearing (net debt/net tangible worth) shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and 60% until the end of June 2006.

	–	Corus Nederland BV net consolidated tangible worth shall not be less than €2,000m, and Corus Nederland BV cumulative consolidated net EBITDA shall not be below €150m for the six months to the end of December 2003, plus €75m for each quarter thereafter.

On 8 November 2004, following receipt of monies under the issue of the Senior notes (see (viii)), Corus voluntarily cancelled €200m of the committed funding available under the facility which was due to be reduced under the terms of the facility on 30 June 2005. The present commitment under the facility is €800m.

On 24 February 2005 Corus announced that it had signed a new €800m banking facility, replacing the above facility. Further details are given in Note 36.

(v)	The 11.5% Debenture stock 2016 (see Note 19) is secured by a floating charge over the assets of Corus UK Limited. The Debenture stock contains various covenants, the most onerous of which is that the aggregate value of tangible assets of Corus UK Limited situated in the UK shall not be less than £2,000m.

(vi)	The other Bonds, Eurobond and other Debenture stock (see Notes 18 and 19) are unsecured and contain no financial covenants. Under the terms of the 6.75% Bonds 2008 the Company has agreed that no further charges will be created over the assets of Corus UK Limited to support bond debt other than the Debenture stock described in (v) above.

(vii)	The €307m 3% Guaranteed convertible unsubordinated bonds due 2007, issued by the Company, are unconditionally and irrevocably guaranteed by Corus UK Limited.

(viii)	On 23 September 2004, €600m 7.5% Senior notes due 2011 were issued by the Company. On 20 October 2004, a further €200m of these notes were issued. The second issue being at a premium of 5.5%, equivalent to £8m. The notes are unsecured and are guaranteed on a senior basis by Corus UK Limited, and contain no financial covenants. The proceeds from this issue were used to finance a tender offer for the 5.375% Eurobond 2006, of which there was a 95% take up, and the repayment of other existing borrowings.

108 Corus Report & Accounts 2004
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Notes to the accounts
21. Currency and interest rate profile of financial assets and liabilities
(i)	The currency and interest exposure of current financial assets of the Group at 1 January 2005 is as follows:

		Cash £m	Short term investments (Note 17) £m	2004 Total £m	Cash £m	Short term investments (Note 17) £m	2003 Total £m
	Sterling	81	205	286	85	38	123
	Euros	223	11	234	89	98	187
	US Dollars	36	–	36	32	1	33
	Other currencies	43	1	44	36	1	37
		383	217	600	242	138	380
	Floating interest rate	383	–	383	242	–	242
	Fixed interest rate	–	217	217	–	138	138
	Short term investments are deposits for periods not exceeding one year and the weighted average interest rate was 4.2% (2003: 3.2%). During each of the periods above cash earned interest at a floating rate based on LIBOR or other official local rates.

(ii)	The currency and interest exposure of long term financial assets (Note 13) of the Group as at 1 January 2005 is as follows:

	2004				2003
	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m	Fixed rate long term financial assets £m	Floating rate long term financial assets £m	Zero rate long term financial assets £m	Total £m
Sterling	46	–	–	46	26	5	–	31
Euros	12	3	2	17	7	8	3	18
US Dollars	–	–	–	–	1	1	–	2
Other	3	–	–	3	9	–	–	9
	61	3	2	66	43	14	3	60
Loans in fixed asset investments	–	3	2	5	–	7	3	10
Other fixed asset investments	61	–	–	61	43	7	–	50

		2004		2003
		Weighted average fixed interest rate %	Weighted average time for which rate is fixed Years	Weighted average fixed interest rate %	Weighted average time for which rate is fixed Years
	Sterling	3.7	0.3	3.9	0.6
	Euros	4.0	6.7	4.4	8.1
	US Dollars	–	–	5.6	17.2
	Other	2.3	8.7	3.0	6.4

(iii)	Of the other fixed asset investments of £61m above, the following amounts are held by Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij NV to fund insurance liabilities of the Group:

	2004		2003
	Book value £m	Market value £m	Book value £m	Market value £m
UK listed investments	37	37	26	26
Overseas listed investments	14	14	17	17
Other investments	7	7	5	5
	58	58	48	48

(iv)	Contractual maturities of other fixed asset investments are as follows:

		2004 £m	2003 £m
	Within one year	44	25
	Between two and five years	10	5
	Greater than five years	4	12

	The remaining instruments do not have contractual maturity dates. The fixed interest rates for investments range from a zero rate to 8.0% (2003: zero to 8.0%).

(v)	Details of financial liabilities are contained in Notes 20 and 25.

Corus Report & Accounts 2004 109
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Notes to the accounts
22. Currency analysis of net assets

The Group’s net assets by principal currencies at 1 January 2005 are:
	2004				Restated 2003
	Operational net assets by currency of operations £m	Cash and short term investments £m	Gross borrowings £m	Net assets £m	Operational net assets by currency of operations £m	Cash and short term investments £m	Gross borrowings £m	Net assets £m
Sterling	2,006	286	(391)	1,901	1,774	123	(396)	1,501
Euros	1,917	234	(1,035)	1,116	1,810	187	(817)	1,180
US Dollars	60	36	(1)	95	85	33	(159)	(41)
Other	171	44	(27)	188	187	37	(21)	203
	4,154	600	(1,454)	3,300	3,856	380	(1,393)	2,843

The Group’s policy is to protect the value following translation of assets denominated in foreign currency and therefore to hedge a proportion of material overseas investments with foreign currency borrowings consistent with maintaining a prudent approach to the value of currency liabilities when translated back to sterling. In the case of the investment in Corus Nederland BV, where the risk tends to be balanced over time by the contra-effect of exchange rate movements on its competitiveness and profitability, only a partial hedge is undertaken. The period end position was compatible with the Group’s policy and strategy which was applied consistently throughout the period.

The Group hedges substantially 100% of its contracted currency transaction exposure by way of forward currency exchange contracts and options. In this respect, no material gains or losses are recognised in the profit and loss account.

23. Financial instruments

In the ordinary course of business Corus uses certain financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and London Metal Exchange contracts. These inevitably involve elements of credit and market rate risk in excess of the amounts required to be recognised in the accounts.

Credit risk arises from the possible failure of counter-parties to meet their obligations under the instruments. However counter-parties are established banks and financial institutions with high credit ratings and Corus continually monitors each institution’s credit quality and limits as a matter of policy the amount of credit exposure to any one of them. The Group’s theoretical risk is the cost of replacement at current market prices of these transactions in the event of default by counter-parties. Management believes that the risk of incurring such losses is remote. Underlying principal amounts are not at risk.

Market risk arises as a consequence of fluctuations in foreign exchange rates, interest rates and commodity prices. The market risk associated with financial instruments is controlled by means of trading limits and monitoring systems. The instruments detailed below are employed as hedges of transactions included in the accounts or for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the Aluminium division, which may extend up to four years.

The total value, being the sum of both sales and purchase contracts, of financial instruments with off-balance sheet risk are as follows:

	2004 £m	2003 £m
Foreign exchange contracts	1,367	810
Commodity futures and contracts	368	347

The contract or notional amounts of these instruments reflect the volume of activity in particular classes of financial instrument. They do not represent the considerably lower amount of credit and market risk to which the Group is exposed. Corus does not believe it is exposed to any material concentrations of credit risk. The fair market value of these instruments are presented in Note 24. Details of guarantees are given in Note 30.

110 Corus Report & Accounts 2004
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Notes to the accounts
24. Fair values of the Group’s financial instruments

The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Financial review on pages 56 and 57. Short term debtors and creditors have been excluded from all financial instruments disclosures.

	2004		2003
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial assets:
Cash and short term investments (i) (Note 17)	600	600	380	380
Loans to joint ventures and associated undertakings (ii) (Note 13)	2	2	5	5
Other loans (ii) (Note 13)	3	3	5	5
Other investments (iii) (Note 13)	61	61	50	50
Financial liabilities:
Short term borrowings (i) (Note 18)	(47)	(47)	(113)	(113)
Long term borrowings (iv) (Note 19)	(1,407)	(1,580)	(1,280)	(1,162)
Unrecognised financial instruments:
Foreign exchange contracts (v)	–	(14)	–	4
Commodity futures (v)	–	40	–	39
	(788)	(935)	(953)	(792)

The following notes summarise the principal methods and assumptions that are used in estimating the fair values of financial instruments.

Other investments and long term borrowings are valued at market prices. The fair values of derivatives generally reflect the estimated amounts that the Group would receive or pay to terminate the contracts at 1 January 2005, thereby taking into account the current unrealised gains or losses of open contracts. Market rates are available for all of the Group’s derivatives.

(i)	The fair values of cash, short term investments and short term borrowings approximate to their book values due to their short term nature.

(ii)	For those loan investments bearing either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest, unless there is a significant difference between the fixed rate and the rate at which the Group could make a similar loan in current conditions, it is deemed the carrying amount approximates to the fair value.

(iii)	Fair values of other investments are provided by independent fund managers, and are based on quoted market prices or dealer quotes.

(iv)	£27m (2003: £200m) of borrowings are with variable rate terms, for which the carrying amount approximates to fair value because of the frequency of re-pricing at market value. The remaining £1,427m (2003: £1,193m) of borrowings are fixed. For these, fair values are based on quoted market values where appropriate, or are estimated by discounting future cash flows using rates currently available to the Group for borrowings with similar terms

(v)	The fair value of forward foreign exchange contracts and commodity futures is the net amount that the Group would receive or pay, after settlement of transactions already recorded in the balance sheet.

(vi)	Both short term and long term debtors and trade or other creditors, as well as provisions have fair values which approximate to their book values and are therefore excluded from the table.

The Group does not use any of the instruments mentioned above for the purposes of speculation.

The following table shows the maturity profile of unrecognised gains and losses on hedges:

	Gains 2004 £m	Losses 2004 £m	Net total 2004 £m	Net total 2003 £m
Unrecognised gains/(losses) on hedges at beginning of period	43	–	43	(2)
(Gains)/losses arising in previous years recognised in the period	(43)	–	(43)	2
Gains/(losses) arising before start of period not recognised in the period	–	–	–	–
Unrecognised gains arising during the year	40	–	40	43
Unrecognised losses arising during the year	–	(14)	(14)	–
Unrecognised gains/(losses) on hedges at end of period	40	(14)	26	43
Gains/(losses) expected to be recognised in following period	40	(14)	26	43

Corus Report & Accounts 2004 111
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Notes to the accounts
25. Provisions for liabilities and charges

	Rationalisation costs £m	Deferred tax £m	Insurance (Accounting policy note vii) £m	The Group Pensions and post retirement benefits £m	Other £m	Total 2004 £m	Total 2003 £m
At beginning of period	153	163	19	223	47	605	522
Exchange translation differences	(1)	1	–	–	–	–	30
Charges to profit and loss account	39	15	22	15	18	109	137
Releases to profit and loss account	(8)	–	–	(9)	(5)	(22)	(23)
Reclassifications	–	–	–	–	–	–	1
Utilised in period	(49)	–	–	(15)	(8)	(72)	(62)
At end of period	134	179	41	214	52	620	605

(i)	Rationalisation costs include redundancy provisions as follows:

	By value		Related employee numbers
	2004 £m	2003 £m	2004 No.	2003 No.
At beginning of period	59	32	2,179	1,284
Exchange translation differences	–	1	–	–
Group charge for redundancies (across manufacturing,
selling, distribution and administration)	30	58	1,023	2,187
Released to profit and loss account	(4)	(7)	(166)	(201)
Utilised during the period	(27)	(25)	(936)	(1,091)
At end of period	58	59	2,100	2,179

		2004 £m	2003 £m
	Other rationalisation provisions arise as follows:
	Onerous lease payments relating to unutilised premises	7	9
	Environmental and other remediation costs	32	32
	Pension and other charges associated with redundancies	21	23
	Other	16	30
		76	94

	Although the precise timing in respect of rationalisation provisions including redundancy is not known, the majority is expected to be incurred within two years.

(ii)	Rationalisation provisions include £3m (2003: £3m) of financial liabilities due within one year, £2m (2003: £2m) in one to two years, £2m (2003: £3m) in two to five years and £nil (2003: £1m) in over five years. These amounts are principally denominated in sterling and bear no interest.

(iii)	Deferred tax provisions arise as follows:

	The Group
	2004 £m	2003 £m
Pension prepayment	60	66
Accelerated capital allowances	84	65
Tax losses carried forward	(13)	(15)
Other timing differences	57	57
Undiscounted provision for deferred tax	188	173
Discount	(9)	(10)
Discounted provision for deferred tax	179	163

(iv)	The insurance provisions relate to Crucible Insurance Company Limited which underwrites marine cargo, employers’ liability, public liability and retrospective hearing impairment policies for the Group. These provisions are subject to regular review and are adjusted as appropriate; the value of final insurance settlements is uncertain and so is the timing of expenditure.

(v)	Other provisions include £6m (2003: £10m) for product warranty claims. During the period there were charges to the profit and loss account of £3m (2003: £3m) and cash settlements of £7m (2003: £2m) against these claims. The other provisions also include environmental provisions for which the timing of any potential expenditure is uncertain.

112 Corus Report & Accounts 2004
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Notes to the accounts
26. Share capital

26.1 Share capital of the Company

The share capital of the Company is shown below:

Authorised	2004 £m	2003 £m
9,978,327,388 ordinary shares of 10p each	998	998
3,130,418,153 deferred shares of 40p each	1,252	1,252
	2,250	2,250

Allotted, called up and fully paid	2004 £m	2003 £m
4,438,832,877 (2003: 4,434,759,050) ordinary shares of 10p each	444	444
3,130,418,153 deferred shares of 40p each	1,252	1,252
	1,696	1,696

The movements in share capital during the period are set out below:

Authorised	Deferred shares		Ordinary shares
	No. of shares	£m	No. of shares	£m
At 28 December 2002 – ordinary shares of 50p each	–	–	4,400,099,998	2,200
At 8 December 2003 – share capital subdivision and conversion (ii)	3,130,418,153	1,252	9,478,827,378	948
Increase on 8 December 2003	–	–	499,500,010	50
At 3 January 2004 and 1 January 2005
– deferred shares of 40p each	3,130,418,153	1,252	–	–
– ordinary shares of 10p each	–	–	9,978,327,388	998
	Deferred shares		Ordinary shares
Issued	No. of shares	£m	No. of shares	£m

At 28 December 2002 – ordinary shares of 50p each	–	–	3,130,418,053	1,565
Exercise of share options (i)	–	–	100	–
At 8 December 2003 – share capital subdivision and conversion (ii)	3,130,418,153	1,252	3,130,418,153	313
Shares issued under placing and open offer on 8 December 2003	–	–	1,304,340,897	131
At 3 January 2004	3,130,418,153	1,252	4,434,759,050	444
Exercise of share options (i)	–	–	1,033,943	–
Awards of shares under employee share ownership plan (i)	–	–	3,039,884	–
At 1 January 2005
– deferred shares of 40p each	3,130,418,153	1,252	–	–
– ordinary shares of 10p each	–	–	4,438,832,877	444

(i)	Share options were exercised at 50p (2003: 107p). Shares were awarded under the employee share ownership plan at prices ranging between 42p and 53p (2003: £nil). The consideration received was £1m (2003: £nil).

(ii)	Ordinary shareholders of the Company on the register at the close of business on 7 November 2003 were offered, by way of a placing and open offer, 1,304m new ordinary shares on the basis of five new ordinary shares of 10p each per 12 existing ordinary shares of 50p held. These shares were fully subscribed, resulting in total proceeds on issue of £291m received on 11 December 2003. These proceeds were net of share issue expenses of £16m, which were written off to the share premium account.

Prior to the placing and open offer, the nominal value of 50p of each existing ordinary share exceeded the proposed issue price of 23.5p per new share. As a matter of company law, it was not possible for the Company to issue shares at less than their nominal value and therefore in order to effect the placing and open offer the existing issued ordinary shares were subdivided and converted from one existing ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p and each existing unissued ordinary share was converted into five ordinary shares of 10p. This resulted in 9,479m authorised ordinary shares (of which 3,130m were in issue) and 3,130m deferred shares being created under a share capital reorganisation.

Each ordinary share of 10p has the same rights (including voting rights and dividend rights and rights on a return of capital) as each ordinary share of 50p did prior to the share capital reorganisation. The rights attached to the deferred shares, which are not listed, renders them effectively worthless and it is intended that they will be cancelled and an appropriate reserve created in due course. The share capital reorganisation did not affect the Company’s or the Group’s net assets.

Corus Report & Accounts 2004 113
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Notes to the accounts
26. Share capital continued

26.2 Rights to subscribe for shares

Share options

Corus had six share option schemes in operation during the year:
	Executive scheme name	Sharesave scheme name
Former British Steel schemes:	Corus UK Executive	Corus UK Sharesave
Corus Overseas Executive
Corus schemes:	Corus Executive	Corus Sharesave
Corus International Sharesave

The former British Steel Schemes are no longer capable of being used for granting options because their rules only permit options to be granted over British Steel shares. Options outstanding on 6 October 1999, when British Steel plc merged with Koninklinkje Hoogovens NV to form Corus Group plc, were converted from options over British Steel shares into options over Corus shares whilst maintaining the exercisable value. These schemes continue to operate in all respects other than in connection with granting of options and are described in more detail in the Report on remuneration.

On 8 December 2003 all options outstanding were adjusted, in accordance with an independent accountants’ opinion, for the consequence of the placing and open offer with the exercisable value of the option being maintained but at a revised price over a revised number of shares.

Sharesave schemes

(i)	Corus UK Sharesave During the year all options outstanding under the Corus UK Sharesave Scheme lapsed and that Scheme is no longer in operation.

(ii)	Corus Sharesave Scheme and Corus International Sharesave Scheme
The Corus International Sharesave Scheme was introduced, after receiving shareholder approval at the Annual General Meeting in April 2004, with employees in the Netherlands and Germany being invited to apply for options in September 2004. The scheme rules are based, to such extent as practically possible, on the rules of the Corus Sharesave Scheme.

On 15 October 2004 options were granted under the two schemes, linked to a three year savings contract, at an exercise price of 42p per share in accordance with the rules of the respective schemes. The majority of employees in the UK, the Netherlands and Germany were eligible to apply for options under one or other of the Sharesave Schemes. Previous years grants of options (under the Corus Sharesave Scheme) were linked to a three or five year savings contract at the choice of the employee. Options are granted at a price not less than 80% of the average of the market value of an ordinary share on the London Stock Exchange on three consecutive dealing days immediately preceding the date of invitation and within 30 days of date of grant.

Executive Schemes

No options were granted during the year. Options under all executive schemes are normally exercisable between the third and tenth anniversary of the date of grant. Options are granted at a price which is the average of the market value of an ordinary share on the London Stock Exchange on the three consecutive dealing days immediately preceding the date of grant.

Options outstanding together with their exercise prices and dates of exercise are set out below:

	Ordinary shares of 10p
	Price per share		At 1 Jan 2005 No. of shares	At 3 Jan 2004 No. of shares*	Normal datesof exercise
Corus UK Sharesave Scheme	86	p	–	9,647	2004
Corus Sharesave Scheme	50	p	544,398	25,237,751	2005
	50	p	30,944,648	36,208,041	2006
	42	p	80,995,367	–	2008
Corus International Sharesave Scheme	42	p	35,869,601	–	2008
Corus UK Executive Share Option Scheme	104	p	–	1,495,184	1997-2004
	126	p	1,059,012	1,574,292	1998-2005
	134	p	327,712	421,460	1999-2006
	118	p	1,205,106	1,568,272	2000-2007
	125	p	1,785,713	2,101,843	2002-2009
Corus Overseas Executive Share Option Scheme	126	p	8,690	8,690	1998-2005
	134	p	1,211,009	1,847,541	1999-2006
	118	p	1,935,790	2,570,877	2000-2007
	125	p	6,161,690	7,725,293	2002-2009
Corus Executive Share Option Scheme	117	p	20,820,741	24,422,056	2003-2010
	103	p	117,113	117,113	2003-2010
	54	p	29,031,058	29,373,632	2004-2011
	49	p	820,617	820,617	2004-2011
	16	p	3,401,953	3,401,953	2006-2013

114 Corus Report & Accounts 2004
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Notes to the accounts
26. Share capital continued 26.2 Rights to subscribe for shares continued Movements in ordinary shares under option schemes are set out below:

	Corus UK Sharesave No. of shares 000s	Corus Sharesave No. of shares 000s	Corus International Sharesave No. of shares 000s	Weighted average price		Corus UK Executive No. of shares 000s	Corus Overseas Executive No. of shares 000s	Corus Executive No. of shares 000s	Weighted average price
At 29 December 2001	18,795	89,727	–	58	p	10,043	14,849	57,752	97	p
Exercised	–	(287)	–	51	p	(1)	–	(297)	56	p
Expired or lapsed	(2,309)	(8,739)	–	59	p	(326)	(1,260)	(2,215)	102	p
At 28 December 2002	16,486	80,701	–	58	p	9,716	13,589	55,240	97	p
Granted	–	–	–	–		–	–	3,300	16	p
Expired or lapsed	(16,440)	(20,684)	–	68	p	(2,333)	(1,730)	(1,839)	110	p
At 8 December 2003
prior to adjustment
for placing and open offer	46	60,017	–	52	p	7,383	11,859	56,701	92	p
At 8 December 2003
after adjustment
for placing and open offer*	47	61,862	–	50	p	7,611	12,225	58,454	89	p
Expired or lapsed	(37)	(416)	–	53	p	(450)	(73)	(318)	101	p
At 3 January 2004*	10	61,446	–	50	p	7,161	12,152	58,136	89	p
Granted	–	81,162	35,870	42	p	–	–	–	–
Exercised	–	(1,034)	–	50	p	–	–	–	–
Forfeited	–	(455)	–	50	p	(94)	(122)	(509)	94	p
Expired or lapsed	(10)	(28,635)	–	50	p	(2,689)	(2,713)	(3,435)	118	p
At 1 January 2005	–	112,484	35,870	45	p	4,378	9,317	54,192	85	p

*	Following an independent accountants’ valuation in respect of the placing and open offer in December 2003, options outstanding at 3 January 2004 have been restated to reflect minor rounding adjustments. As a result the aggregate number of options outstanding over all grants decreased by 10,948 shares.

Options were exercisable as set out below:
	Corus UK Sharesave No. of shares 000s	Corus Sharesave No. of shares 000s	Corus International Sharesave No. of shares 000s	Weighted average price		Corus UK Executive No. of shares 000s	Corus Overseas Executive No. of shares 000s	Corus Executive No. of shares 000s	Weighted average price
At 28 December 2002	–	–	–	–		6,093	5,291	8,372	112	p
At 3 January 2004	10	587	–	51	p	3,913	5,623	14,528	102	p
At 1 January 2005	–	721	–	50	p	1,625	3,955	16,728	95	p

Options were granted under the Corus Sharesave Scheme and the Corus International Sharesave Scheme (2003: Corus Executive Share Option Scheme) on 15 October 2004 at an exercise price of 42p per share (2003: 14 May 2003 at 16p per share). The option price was equivalent to 80% of the market value of the options at the date of invitation.

Corus Report & Accounts 2004 115
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Notes to the accounts
26. Share capital continued 26.2 Rights to subscribe for shares continued

Other rights

(i)	The employee share ownership plan was introduced in 2001 with an offer of free and partnership shares in accordance with the rules of the scheme. Eligible employees are allowed to make contributions from pre-tax salary to buy Corus shares, which are held in trust (partnership shares). Shares are issued to satisfy awards of free and partnership shares at the market value of an ordinary share on the London Stock Exchange on the day prior to award. Only partnership shares were awarded and issued to the trust during the year.

(ii)	The Leveraged Equity Acquisition Plan (LEAP) was introduced in 2004 with the first grant of awards made on 22 April 2004. Executive committee members may contribute shares to the LEAP by means of deferred bonus shares, annual bonus cash and investment shares. Awards of shares can also be made under the LEAP rules to Executive committee members and some senior managers based on a percentage of salary (conditional shares).

Contributions to the LEAP by means of deferred bonus shares and annual bonus cash are made in accordance with the rules of the annual bonus scheme. Under this scheme one half of an Executive committee member’s annual bonus is paid in shares (deferred bonus shares) and the other half paid in cash. The cash element of the bonus can be used to purchase shares in the LEAP (annual bonus cash shares).

Further details of the scheme as it applies to Executive committee members are given in the Report on remuneration with shares vesting and being matched, subject to performance conditions having been met, after three years.

Other members of the scheme receive awards of only conditional shares vesting after three years in varying proportions subject to the level of performance achieved by the Company.

Shares were awarded/contributed during the year as detailed below:
Type of award/contribution	Date of grant	No. of shares	Price per share
Conditional share award	22 April 2004	1,944,474	40	p
Conditional share award	11 May 2004	12,545,778	32	p
Deferred bonus shares	28 May 2004	467,074	34	p
Annual bonus cash shares	28 May 2004	716,553	34	p
Annual bonus cash shares	17 September 2004	28,333	53	p

Shares issued to satisfy awards are based on market value of an ordinary share on the London Stock Exchange on the day prior to the award.

159,475 conditional shares were forfeited prior to 1 January 2005, 43,411 conditional shares were exercisable at this date and all other LEAP awards were still outstanding but not exercisable at this date.

(iii)	Holders of convertible debt can exercise their conversion rights throughout the unexpired term of the loans and be issued with Corus Group plc ordinary shares of 10p each as set out below:
Corus Nederland BV 4.625% Subordinated convertible debenture loan 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable	Consideration to be received
At 3 January 2004	152	96,693,438	2000-2007	£107	m
At 1 January 2005	152	96,693,438	2000-2007	£108	m

Corus Group plc €307m 3% Unsubordinated convertible bond 2007	Nominal amount €m	No. of shares to be issued	Period during which right is exercisable
At 3 January 2004	307	234,351,152	2002-2007
At 1 January 2005	307	234,351,152	2002-2007

116 Corus Report & Accounts 2004
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Notes to the accounts
27. Reconciliation of movements in share capital and reserves
	Share capital £m	Share premium account £m	Statutory reserve £m	Other reserves £m	Profit and loss account		Total £m
					Profit and loss reserves £m	Joint ventures and associated undertakings reserves £m
The Company
At 28 December 2002	1,565	7	–	796	363	–	2,731
Loss retained	–	–	–	–	(31)	–	(31)
New shares issued	131	176	–	–	–	–	307
Share issue expenses	–	(16)	–	–	–	–	(16)
At 3 January 2004	1,696	167	–	796	332	–	2,991
Profit retained	–	–	–	–	110	–	110
New shares issued	–	1	–	–	–	–	1
Issue of conditional share awards	–	–	–	–	5	–	5
At 1 January 2005	1,696	168	–	796	447	–	3,107
The Group
At 28 December 2002	1,565	7	2,338	201	(1,399)	10	2,722
(Loss)/profit retained	–	–	–	–	(306)	1	(305)
Exchange translation differences on
foreign currency net investments	–	–	–	–	90	(1)	89
Transfers and disposals	–	–	–	–	2	(2)	–
New shares issued	131	176	–	–	–	–	307
Share issue expenses	–	(16)	–	–	–	–	(16)
At 3 January 2004 as previously stated	1,696	167	2,338	201	(1,613)	8	2,797
Accounting policy change	–	–	–	–	(1)	–	(1)
At 3 January 2004 restated	1,696	167	2,338	201	(1,614)	8	2,796
Profit retained	–	–	–	–	429	17	446
Exchange translation differences on
foreign currency net investments	–	–	–	–	–	–	–
New shares issued	–	1	–	–	–	–	1
Transfer of goodwill (Note 35)	–	–	–	–	10	–	10
Issue of conditional share awards	–	–	–	–	5	–	5
Transfers and disposals	–	–	–	–	(1)	1	–
At 1 January 2005	1,696	168	2,338	201	(1,171)	26	3,258

(i)	The statutory reserve of £2,338m arises in Corus UK Limited under section 7(1) of the British Steel Act 1988. £381m of the statutory reserves are available for distribution; the balance of £1,957m are restricted reserves which may only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares.

(ii)	Distributable retained profits of subsidiaries, joint ventures and associated undertakings attributable to the Group include £665m (2003: £501m) retained overseas. Deferred tax has not been provided on earnings retained overseas as it is not intended to remit earnings which would give rise to significant UK tax liabilities after taking account of any related double tax relief.

(iii)	Retained profits of subsidiary undertakings include £6m (2003: £14m) which is not available for distribution.

(iv)	As at 1 January 2005, the cumulative net goodwill written off to Group reserves resulting from acquisitions prior to 28 March 1998 amounts to £242m (2003: £252m) (see Presentation of accounts and accounting policies Note II).

(v)	There was a foreign exchange loss of £10m (2003: £20m) arising on certain foreign currency borrowings. This has been set off against exchange differences on foreign currency investments and deposits. The cumulative effect of exchange translation differences on foreign currency borrowings is to reduce shareholders’ funds by £134m (2003: £124m).

(vi)	The application of merger accounting principles to the Group reconstruction (see Presentation of accounts and accounting policies Note II) gave rise to a merger adjustment which is included within other reserves. The balances shown above under other reserves include the effect of merger accounting for the creation of the Company. The difference between the fair value of shares issued for the acquisition of Corus Nederland BV and the nominal value of those shares was credited to other reserves, as section 131 of the Companies Act 1985 gives relief from this amount being recognised as share premium.

(vii)	The adoption of UITF 38 (see Presentation of accounts and accounting policies Note XVI) gave rise to Corus’ own shares held in ESOP trusts being recognised not as assets but as deductions in arriving at shareholders’ funds. As a result, the profit and loss reserve as at 3 January 2004 has been restated. At 1 January 2005 4.4m shares, with a market value at that date of £2m, were held in trust pending the exercise of share options. The original cost of acquisition of those shares gave rise to the accounting policy change above and reduces the profit available for distribution.

Corus Report & Accounts 2004 117
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Notes to the accounts
28. Future capital expenditure
	The Group
	2004	2003
	£m	£m
Contracted but not provided for	99	60
Authorised but contracts not yet placed	53	164

As described in Note 36, consortium members will contribute approximately 76% of the expected US$100m capital expenditure of the Teesside Cast Products (TCP) business over the 10 year agreement to supply slab. The balance of the requirement will be met by Corus, but these amounts are not included above.

29. Operating leases
	The Group
	2004	2003
	£m	£m
Committed amounts payable for the next year are:
Leases of land and buildings expiring:
Within one year	1	1
In years two to five	4	3
After more than five years	8	9
	13	13
Other leases (principally for plant and machinery) expiring:
Within one year	10	5
In years two to five	51	23
After more than five years	14	15
	75	43
Future minimum lease payments for the Group at 1 January 2005 are:
In one year	88	56
Between one and two years	71	49
Between two and three years	39	39
Between three and four years	26	25
Between four and five years	24	22
More than five years	136	141

118 Corus Report & Accounts 2004
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Notes to the accounts
30. Contingencies
	The Group

	2004 £m	2003 £ m
Guarantees given under trade agreements	52	53
Others	42	30

There are also contingent liabilities in the ordinary course of business in connection with the completion of contractual arrangements.

Within the EU there has historically been close co-operation between the steel industry, the European Commission and governments. Eurofer is the trade association to which all major European steel producers including Corus belong, either directly or through national trade associations. Eurofer, through its main committees, supplies and co-ordinates advice and information to its members and in turn represents them to, amongst others, the European Commission. These representations cover a wide range of issues where there is a need for a common industry voice, and include international trade policies, social and environmental control issues, research and development matters, market conditions and various aspects of the sale and marketing of steel products. They relate to most major steel products. Corus is also a member of other trade associations and other industry groups in respect of its other products and activities, for example, the European Aluminium Association.

On 8 November 2001 an explosion occurred at the no. 5 blast furnace at Port Talbot works, which led to three employee fatalities, several employees suffering severe burns and the total loss of the blast furnace. Some contractors’ employees also suffered injuries. The accident was initially investigated by the police but the investigation is now led by the Health & Safety Executive. The Company considers it unlikely that a corporate manslaughter charge will be brought. It is more likely that Corus will be charged with offences under the Health & Safety at Work Act. Any convictions are likely to result in substantial fines being levied. There is also a possibility of charges against individual employees. Corus has admitted its civil liability for the incident. Twenty six civil claims for death and personal injury have been made against the Company. Should all the relevant claimants succeed in their claims, Corus’ liability could amount to several million pounds, although Corus has insurance cover in place that it expects will be able to meet these claims in full.

31. Reconciliation of operating profit/(loss) to net cash inflow from operating activities

	2004 £m	2003 £m	2002 £m
Operating profit/(loss)	582	(208)	(446)
Depreciation and amortisation (net of grants released)	308	364	445
Change in pension prepayments and provisions	(9)	11	10
Increase/(decrease) in provisions for doubtful debts	1	3	(2)
Increase/(decrease) in insurance and other provisions	26	8	(16)
Decrease/(increase) in loose plant, tools and spares	18	21	(6)
(Increase)/decrease in stocks	(357)	(18)	27
Inflow from securitisation of trade debtors (Note 16)	60	34	181
Other (increase)/decrease in debtors	(333)	61	37
Increase/(decrease) in creditors	290	(87)	(83)
Rationalisation costs provided/(released)	31	79	(49)
Utilisation of rationalisation provisions	(49)	(44)	(57)
Net cash inflow from operating activities	568	224	41

Corus Report & Accounts 2004 119
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Notes to the accounts
32. Pensions and post retirement benefits
Background

The Group operates a number of defined benefit pension schemes throughout the world, covering the majority of employees. Benefits offered are largely based on final pay and service at retirement. With the exception of plans in Germany, France and certain unfunded arrangements in the UK, the assets of these schemes are held in separate independently administered funds. The main pension scheme of the Group is the British Steel Pension Scheme (the ‘BS Scheme’). Up until 31 March 2003, employees of Corus Engineering Steels were active members of the Corus Engineering Steels Pension Scheme (‘CES Scheme’). However, active members of the CES Scheme were offered membership of the BS Scheme for future service, with effect from 1 April 2003. Most employees of the subsidiary Corus Nederland BV group are members of either the Stichting Pensioenfonds Hoogovens Scheme (the ‘SPH Scheme’) or the collective German Schemes (the ‘CNG Schemes’).

The Group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 ‘Pension Costs’ (SSAP 24). In addition, disclosures are presented below in accordance with the UK Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). However, the ongoing funding arrangements of each scheme, in place to meet their long term pension liabilities, are governed by the individual scheme documentation and national legislation. The accounting and disclosure requirements of SSAP 24 and FRS 17 do not affect these funding arrangements.

UK GAAP – SSAP 24 ‘Accounting for Pension Costs’
Pension costs, which have been determined in accordance with independent actuarial advice and local best practice, were as follows:

	2004 £m	2003 £m	2002 £m
BS, CES, SPH and CNG Schemes:
Regular cost	116	110	125
Variation due to spreading of identified surplus	(42)	(37)	(74)
Interest	(16)	(16)	(13)
BS, CES, SPH and CNG pension costs	58	57	38
Other schemes’ net pension cost	25	8	9
Total pension costs of the Group (Note 4)	83	65	47

The following amounts are included in debtors, representing the excess of amounts funded over the pension charges in previous years:
	2004 £m	2003 £m	2002 £m
Falling due within one year:
BS Scheme	11	9	9
Other schemes	3	3	3
	14	12	12
Falling due after more than one year:
BS Scheme	83	94	98
SPH Scheme	237	225	205
Other schemes	15	17	17
	335	336	320

The following amounts are included in provisions for liabilities and charges:
	2004 £m	2003 £m	2002 £m
CES Scheme	8	11	11
CNG Schemes	102	101	88
Other schemes	80	72	100
	190	184	199

120 Corus Report & Accounts 2004
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Notes to the accounts

32. Pensions and post retirement benefits continued

The results of the most recent actuarial valuations of the principal schemes, which were carried out by independent qualified actuaries and used to determine the pension cost under SSAP 24, were as follows:

		BS Scheme	CES Scheme
Date of last formal valuation		31 March 2002	5 April 2002
Actuarial method used		Projected unit	Projected unit
Market value of assets at last valuation date	£m	8,168	551
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after
allowing for expected future increases in pay and pension	%	111.0	85.0
Main assumptions
Wages and salaries increases p.a.	%	4.25	4.25
Return on investments pre-retirement	%	6.50	7.00
Return on investments post-retirement	%	6.50	5.75
Pension increases p.a.	%	2.50	2.75
Dividends increases	%	3.00	not applicable
Next formal valuation to be carried out as at		31 March 2005	5 April 2005

The SSAP 24 pension costs for the CES Scheme were calculated using a wages and salaries increase assumption of 3.75%. This 1% real pay growth assumption was deemed to be more appropriate.

For the SPH and CNG Schemes, the local funding valuations or calculation of provisions are not appropriate for SSAP 24. For these schemes the local actuaries recalculated, as at 28 December 2002, the valuation results on bases appropriate for SSAP 24. These results are detailed below:
		SPH Scheme	CNG Schemes
Actuarial method used		Projected unit	Projected unit
Market value of assets at last valuation date	£m	2,565	unfunded
Level of funding, being the actuarial value of assets expressed as a percentage of the actuarial value of the accrued benefits after
allowing for expected future increases in pay and pension	%	105.0	unfunded
Main assumptions
Wages and salaries increases p.a.	%	2.75	3.00
Return on investments/discount rate	%	6.40	5.50
Pension increases p.a.	%	2.50	1.80
Dividends increases	%	not applicable	not applicable
Next formal valuation to be carried out as at		not applicable	not applicable

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 4.00% discount rate.

UK GAAP – FRS 17 ‘Retirement benefits’
The measurement requirements of FRS 17 ‘Retirement benefits’ do not have to be fully implemented until accounting periods which begin on or after 1 January 2005. The results of the most recent actuarial valuations have been updated at December 2004 by qualified independent actuaries in accordance with FRS 17. The following disclosures relate to the transitional requirements under this standard. They outline the amounts that would be recognised under its accounting requirements, in the profit and loss account, balance sheet and statement of total recognised gains and losses.

For purposes of presentation, the disclosures are seperated between the Group’s four principal schemes and the combined other defined benefit arrangements. The majority of these other schemes are located within central Europe, where they are generally unfunded, or North America, where separate funding is most common.

Corus Report & Accounts 2004 121
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Notes to the accounts
32. Pensions and post retirement benefits continued Principal schemes Principal schemes: Assumptions and investment portfolios
	2004 BS Scheme %	2004 CES, SPH and CNG Schemes %	2003 BS Scheme %	2003 CES, SPH and CNG Schemes %	2002 BS Scheme %	2002 CES, SPH and CNG Schemes %
The major assumptions used by the actuaries were:
Rate of increase in pensionable salaries	4.30	2.50 to 3.60	4.25	2.50 to 3.50	4.00	2.75 to 3.25
Rate of increase in pension payment	2.60	1.80 to 2.60	2.50	1.80 to 2.50	2.25	2.00 to 2.50
Discount rate	5.40	4.75 to 5.40	5.50	5.50	5.50	5.50
Inflation assumption	2.60	2.00 to 2.60	2.50	2.00 to 2.50	2.25	2.00 to 2.50

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 2.75% discount rate (2003: 3.50%;2002: 4.00%).
	2004 BS Scheme %	2004 CES and SPH Schemes %	2003 BS Scheme %	2003 CES and SPH Schemes %	2002 BS Scheme %	2002 CES and SPH Schemes %
The expected long term rates of return were:
Equities	8.00	6.90 to 7.50	8.00	7.20 to 7.75	8.00	7.00 to 8.00
Bonds	4.70	4.50	4.70	4.75 to 4.80	4.70	4.50 to 5.00
Property	6.50	6.00 to 6.90	6.50	6.00 to 7.20	6.50	6.00 to 7.00
Other	3.50	6.00	3.50	6.00	3.80	7.00

	2004 BS Scheme £m	2004 CES and SPH Schemes £m	2003 BS Scheme £m	2003 CES and SPH Schemes £m	2002 BS Scheme £m	2002 CES and SPH Schemes £m
The market values of investments in the schemes were:
Equities	3,333	1,126	3,188	1,313	2,669	1,224
Bonds	4,084	2,187	4,122	1,568	4,078	1,368
Property	385	323	389	316	389	302
Other	241	269	126	299	244	121
	8,043	3,905	7,825	3,496	7,380	3,015

	2004 BS Scheme %	2004 CES and SPH Schemes %	2003 BS Scheme %	2003 CES and SPH Schemes %	2002 BS Scheme %	2002 CES and SPH Schemes %
The percentage of total plan assets for each major category of plan assets was:
Equities	41.4	28.8	40.7	37.6	36.2	40.6
Bonds	50.8	56.0	52.7	44.9	55.2	45.4
Property	4.8	8.3	5.0	9.0	5.3	10.0
Others	3.0	6.9	1.6	8.5	3.3	4.0
	100.0	100.0	100.0	100.0	100.0	100.0
Principal schemes: Profit and loss account note under FRS 17
	2004 £m	2003 £m
Analysis of the amount to be charged to operating profit for the year under FRS 17:
Current service cost	148	135
Curtailment loss	–	1
Total operating charge	148	136

	2004 £m	2003 £m
Analysis of the amount to be credited to other finance income for the year:
Expected return on pension scheme assets	672	630
Interest cost on pension scheme liabilities	(598)	(563)
Net return	74	67

122 Corus Report & Accounts 2004
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Notes to the accounts
32. Pensions and post retirement benefits continued Principal schemes: Balance sheet note under FRS 17
	2004 BS Scheme £m	2004 CES, SPH and CNG Schemes £m	2003 BS Scheme £m	2003 CES, SPH and CNG Schemes £m	2002 BS Scheme £m	2002 CES, SPH and CNG Schemes £m
The following amounts were measured at the year end in accordance with the requirements of FRS 17:
Total market value of assets	8,043	3,905	7,825	3,496	7,380	3,015
Present value of scheme liabilities	(7,768)	(4,114)	(7,493)	(3,710)	(7,020)	(3,287)
Surplus/(deficit) in the scheme	275	(209)	332	(214)	360	(272)
Related deferred tax (liability)/asset	(83)	71	(100)	68	(108)	88
Net pension asset/(liability)	192	(138)	232	(146)	252	(184)
Of the CES, SPH and CNG Schemes net pension liability above, £70m (2003: £56m; 2002: £28m) relates to schemes in surplus and £208m (2003: £202m; 2002: £212m) relates to schemes in deficit.
Principal schemes: Movement in net surplus during the year under FRS 17
	2004 £m	2003 £m
Net surplus in schemes at beginning of the year	118	88
Movement in year:
Current service cost	(148)	(135)
Contributions	62	57
Curtailment loss	–	(1)
Other finance income	74	67
Actuarial (loss)/gain	(39)	45
Exchange rate movements	(1)	(3)
Net surplus in schemes at end of the year	66	118

Until 31 March 2003, employer contributions to the main and acquisition sections of the BS Scheme were at the rate of 2% and 11.6% of pensionable earnings respectively. With effect from 1 April 2003, these contributions changed to 0% for the main section and 12.3% for the acquisition section, subject to review at future actuarial valuations. The estimated employer contributions to the BS Scheme for 2005 are £12m (2004: actual contributions of £12m).

Employer contributions to the CES Scheme in the period 1 January to 31 March 2003 were at the rate of 14.2% of pensionable earnings (2002: 12%). Active members of the CES Scheme joined the acquisition section of the BS Scheme for future service with effect from 1 April 2003. Past service benefits for all members of the CES Scheme have been retained in that scheme to be paid from and funded under those arrangements. Monthly payments of £1m are being made to the CES Scheme in respect of past service funding requirements, subject to review at future actuarial valuations. Additional payments will also be made to the CES Scheme, where necessary, to address any funding strains resulting from early retirements.

The expected funding strain on the CES Scheme, arising as a direct consequence of the UK restructuring programme announced in April 2003, is £17m as measured on the FRS 17 assumptions. This amount was provided in the 2003 consolidated profit and loss account as a restructuring and impairment cost and has not been shown as a curtailment loss under FRS 17. The full cost of the funding strain is being met by Corus.

In 2004, contributions of €85m (2003: €65m; 2002: €51m) were paid to the SPH Scheme of which €52m (2003: €42m; 2002: €38m) were paid by the employer, with the balance being met by employees. The estimated employer contributions for 2005 are €52m.

Principal schemes: Amounts to be recognised in the statement of total recognised gains and losses (STRGL) under FRS 17

	2004 £m	2003 £m	2002 £m
Actual return less expected return on pension scheme assets	541	566	(1,236)
Experience gains and losses arising on the scheme liabilities	(46)	(108)	(42)
Changes in assumptions underlying the present value of the scheme liabilities	(534)	(413)	(378)
Past service costs extinguished by non recoverable surplus	–	–	(19)
Actuarial (loss)/gain	(39)	45	(1,675)
Non recoverable surplus at beginning of year	–	–	503
Actuarial (loss)/gain recognised in STRGL	(39)	45	(1,172)

Corus Report & Accounts 2004 123
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Notes to the accounts
32. Pensions and post retirement benefits continued

Principal schemes: History of experience gains and losses under FRS 17
	2004	2003	2002
Difference between the expected and actual return on scheme assets:
Amounts (£m)	541	566	(1,236)
Percentage of scheme assets (%)	4.5	5.0	(11.9)
Experience gains and losses on scheme liabilities:
Amount (£m)	(46)	(108)	(42)
Percentage of the present value of the scheme liabilities (%)	0.4	1.0	0.4
Total amount recognised in statement of total recognised gains and losses:
Amount (£m)	(39)	45	(1,172)
Percentage of the present value of the scheme liabilities (%)	0.3	0.4	11.4

Other schemes
Other schemes: Assumptions and investment portfolios
	2004%	2003%
The major assumptions used by the actuaries were:
Rate of increase in pensionable salaries	2.00 to 4.30	2.50 to 4.25
Rate of increase in pension payment	1.50 to 4.00	1.50 to 4.00
Discount rate	4.75 to 6.25	5.25 to 6.75
Inflation assumption	2.00 to 3.00	2.00 to 3.00

	Equities	Bonds	Property	Other	Total
2004
Expected long term rates of return (%)	7.50 to 9.70	3.82 to 7.50	5.00 to 6.50	2.50 to 6.50	n/a
Market values of investments in the schemes (£m)	155	45	3	22	225
As a percentage of total plan assets (%)	68.9	20.0	1.3	9.8	100.0
2003
Expected long term rates of return (%)	6.00 to 9.90	4.41 to 7.50	4.70 to 6.50	2.50 to 7.00	n/a
Market values of investments in the schemes (£m)	144	49	4	11	208
As a percentage of total plan assets (%)	69.2	23.6	1.9	5.3	100.0

Other schemes: Profit and loss account note under FRS 17
	2004 £m	2003 £m
Analysis of the amount to be charged to operating profit for the year under FRS 17:
Current service cost	4	4
Total operating charge	4	4

	2004 £m	2003 £m
Analysis of the amount to be charged to other finance income for the year:
Expected return on pension scheme assets	15	14
Interest cost on pension scheme liabilities	(19)	(19)
Net expense	(4)	(5)

124 Corus Report & Accounts 2004
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Notes to the accounts
32. Pensions and post retirement benefits continued
Other schemes: Balance sheet note under FRS 17
	2004 £m	2003 £m
The following amounts were measured at the year end in accordance with the requirements of FRS 17:
Total market value of assets	225	208
Present value of scheme liabilities	(356)	(339)
Deficit in the schemes	(131)	(131)
Related deferred tax asset	47	47
Net pension liability	(84)	(84)

Of the above net pension liability, £1m (2003: £1m) relates to schemes in surplus and £85m (2003: £85m) relates to schemes in deficit.
Other schemes: Movement in net deficit during the year under FRS 17
	2004 £m	2003 £m
Net deficit in schemes at beginning of the year	(131)	(135)
Movement in year:
Current service cost	(4)	(4)
Contributions	15	13
Other finance expense	(4)	(5)
Actuarial (loss)/gain	(6)	6
Exchange rate movements	(1)	(6)
Net deficit in schemes at end of the year	(131)	(131)

For the ‘other’ schemes the amounts to be recognised in the statement of total recognised gains and losses under FRS 17 were not considered to be material.

Principal and other schemes: Combined balance sheet disclosures under FRS 17

	2004 £m	Restated 2003 £m
Net assets	3,300	2,843
Adjust for:
SSAP 24 prepayments net of deferred tax	(245)	(232)
SSAP 24 provisions net of deferred tax	117	113
Net assets excluding SSAP 24 pension assets/liabilities	3,172	2,724
FRS 17 net pension (liability)/asset	(30)	2
Net assets including net FRS 17 pension asset	3,142	2,726
Profit and loss account reserve	(1,145)	(1,606)
Adjust for:
SSAP 24 prepayments net of deferred tax	(245)	(232)
SSAP 24 provisions net of deferred tax	117	113
Profit and loss account reserve excluding SSAP 24 pension assets/liabilities	(1,273)	(1,725)
FRS 17 pension reserve	(30)	2
Profit and loss account reserve including FRS 17 pension reserve	(1,303)	(1,723)

US GAAP – BSPS
For the purpose of determining annual or periodic pension costs in accordance with US GAAP the Group adopts US Statements of Financial Accounting Standards SFAS 87 ‘Employers’ Accounting for Pensions’ and SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’. For disclosure purposes, the Group adopts SFAS 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and other Post Retirement Benefits’. This statement standardises the disclosure requirements and has no impact upon pensions measurements and recognition.

Corus Report & Accounts 2004 125
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Notes to the accounts
32. Pensions and post retirement benefits continued
The components of the BS Scheme’s pension cost under SFAS 87 and SFAS 88 are as follows:
	2004 £m	2003 £m	2002 £m
Service cost	116	108	139
Interest cost	403	377	370
Expected return on scheme assets	(462)	(461)	(560)
Amortisation of gains	–	–	(32)
Amortisation of prior service cost	14	14	14
Amortisation of transition asset	–	–	(2)
Net benefit cost/(credit) under SFAS 87 and SFAS 88	71	38	(71)

The pension costs for the BS Scheme were determined using the following assumptions:

		2004	2003	2002
Discount rate	%	5.50	5.50	5.00
Rate of future pensionable salary increases	%	4.25	4.00	4.25
Rate of future pension increases	%	2.50	2.25	2.50
Expected long term rate of return on scheme assets	%	6.00	6.00	6.25

The defined benefit obligations at the end of the period for the BS Scheme were determined using the following assumptions:
		2004	2003	2002
Discount rate	%	5.40	5.50	5.50
Rate of future pensionable salary increases	%	4.30	4.25	4.00
Rate of future pension increases	%	2.60	2.50	2.25
Expected long term rate of return on scheme assets	%	6.00	6.00	6.00

For the BS Scheme the overall expected rate of return on assets is a weighted average of the returns expected from the individual asset categories. The latter are based upon economic and market expectations.

The disclosure requirements for the BS Scheme under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:
	2004 £m	2003 £m	2002 £m
Change in benefit obligation:
Benefit obligation at beginning of period	7,532	7,056	7,591
Service cost	116	108	139
Interest cost	403	377	370
Employee contributions	35	33	29
Actuarial movement	296	378	(716)
Scheme amendments	–	–	19
Benefits paid	(426)	(420)	(376)
Bulk transfer payment	(130)	–	–
Benefit obligation at end of period	7,826	7,532	7,056
Change in scheme assets:
Fair value of scheme assets at beginning of period	7,825	7,380	8,071
Actual return on scheme assets	727	820	(357)
Employer contributions	12	12	13
Employee contributions	35	33	29
Benefits paid	(426)	(420)	(376)
Bulk transfer payment	(130)	–	–
Fair value of scheme assets at end of period	8,043	7,825	7,380
Reconciliation of funded status:
Fair value of scheme assets at end of period	8,043	7,825	7,380
Projected benefit obligation	(7,826)	(7,532)	(7,056)
Funded status	217	293	324
Unrecognised prior service cost	97	111	125
Other unrecognised net loss	64	33	14
Net amount recognised	378	437	463

126 Corus Report & Accounts 2004
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Notes to the accounts
32. Pensions and post retirement benefits continued

On adoption of SFAS 87 there was a transition asset of £64m representing the excess of the market value of the BS Scheme’s investments over its liabilities in respect of past service (with full allowance for future salary increases), the projected benefit obligation. This amount has now been fully recognised.

Changes in the pension arrangements made in 1999 and 2002 are reflected in prior service costs. Prior service costs are amortised on a straight line basis over the average remaining service period of employees active at the date of amendment. At 1 January 2005, there was an unrecognised actuarial loss of £64m (2003: £33m; 2002: £14m) arising out of actual experience differing from assumptions made primarily in respect of investment performance. Cumulative actuarial gains or losses, excluding asset gains and losses not yet reflected in market-related value which exceed 10% of the greater of the projected benefit obligation and the market-related value of the scheme’s assets, will be amortised on a straight line basis over the average remaining service period of active employees.

The BS Scheme’s assets are invested in equities, fixed interest and index-linked securities and property. The BS Scheme has specifically invested in a bond portfolio that seeks to match the cash flow of pension liabilities. The balance of its assets are invested with the aim of achieving a higher return than that available from fixed interest investments.

The end of period Accumulated Benefit Obligation (‘ABO’) was £6,567m (2003: £6,338m; 2002: £5,965m). The ABO represents the actuarial present value of the benefits which the employee has accrued at the measurement date, assuming the employee separates immediately, in accordance with EITF 88-1.

US GAAP – CES, SPH and CNG Schemes
The combined components of the CES, SPH and CNG Schemes’ pension cost under SFAS 87 and SFAS 88 are as follows:
	2004 £m	2003 £m	2002 £m
Service cost	34	34	40
Termination benefit	–	1	21
Interest cost	193	187	163
Expected return on scheme assets	(207)	(208)	(199)
Amortisation of gains	–	–	(17)
Amortisation of prior service cost	5	5	4
Amortisation of transition liability	2	2	2
Net benefit cost under SFAS 87 and SFAS 88	27	21	14

The pension costs for the CES, SPH and CNG Schemes were determined using the following assumptions:
		2004	2003	2002
Discount rate	%	5.50	5.50	5.00 to 6.00
Rate of future pensionable salary increases	%	2.50 to 3.50	2.75 to 3.25	2.00 to 4.25
Rate of future pension increases	%	1.80 to 2.50	2.00 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets	%	6.00 to 6.43	6.25 to 6.30	6.00 to 6.25

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 3.50% discount rate (2003: 4.0%; 2002: 4.0%).

For the CES and SPH Schemes the overall expected long term rate of return on assets is a weighted average of the returns expected from the individual asset categories. The latter are based upon economic and market expectations.

The combined defined benefit obligations at the end of the period for the CES, SPH and CNG Schemes were determined using the following assumptions:

		2004	2003	2002
Discount rate	%	4.75 to 5.40	5.50	5.50
Rate of future pensionable salary increases	%	2.50 to 3.60	2.50 to 3.50	2.75 to 3.25
Rate of future pension increases	%	1.80 to 2.60	1.80 to 2.50	2.00 to 2.50
Expected long term rate of return on scheme assets	%	5.50 to 6.16	6.00 to 6.43	6.25 to 6.30

Pensions in payment and deferred pensions for the SPH Scheme have been valued at a net 2.75% discount rate (2003: 3.5%; 2002: 4.00%).

The expected funding strain on the CES Scheme, arising as a direct consequence of the UK restructuring programme announced in April 2003, is £17m as measured on the SFAS 87 and SFAS 88 assumptions. This amount was provided in the 2003 consolidated profit and loss account (under UK GAAP this was treated as a restructuring and impairment cost in the prior period) and has not been shown as a termination benefit under SFAS 87 and SFAS 88. The full cost of the funding strain is being met by Corus.

Corus Report & Accounts 2004 127
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Notes to the accounts

32. Pensions and post retirement benefits continued

The disclosure requirements for the CES, SPH and CNG Schemes under SFAS 132 (Revised 2003), as calculated under SFAS 87 and SFAS 88 and measured at the period end date, are as follows:

	2004 £m	2003 £m	2002 £m
Change in benefit obligation:
Benefit obligation at beginning of period	3,659	3,263	2,900
Service cost	34	34	40
Termination benefit	–	1	21
Interest cost	193	187	163
Employee contributions	23	16	11
Actuarial movement	296	114	125
Exchange rate movements	31	218	154
Benefits paid	(180)	(174)	(151)
Benefit obligation at end of period	4,056	3,659	3,263
Change in scheme assets:
Fair value of scheme assets at beginning of period	3,496	3,015	3,184
Actual return on scheme assets	485	376	(230)
Employer contributions	50	45	33
Employee contributions	23	16	11
Exchange rate movements	31	218	168
Benefits paid	(180)	(174)	(151)
Fair value of scheme assets at end of period	3,905	3,496	3,015
Reconciliation of funded status:
Fair value of scheme assets at end of period	3,905	3,496	3,015
Projected benefit obligation	(4,056)	(3,659)	(3,263)
Funded status	(151)	(163)	(248)
Unrecognised net loss at date of initial application of SFAS 87	7	9	11
Unrecognised prior service cost	53	57	57
Other unrecognised net loss	169	151	198
Net amount recognised	78	54	18
Of which:
Prepaid pension cost	277	255	215
Accrued benefit liability (excluding additional minimum liability)	(199)	(201)	(197)
Net amount recognised	78	54	18
Amounts recognised in the statement of financial position consist of:
Accrued benefit liability (including additional minimum liability)	(259)	(258)	(275)
Intangible asset	7	9	11
Accumulated other comprehensive income	53	48	67
Accrued benefit liability (excluding additional minimum liability)	(199)	(201)	(197)

For the CES, SPH and CNG Schemes the end of period ABO totalled £3,747m (2003: £3,361m; 2002: £2,945m). The CES Scheme represented £692m of this balance, exceeding the fair value of plan assets of this scheme, which were £538m (2003: £504m; 2002: £450m).

In each of the years presented above Corus has recognised a minimum pension liability. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the ABO exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recognised in the balance sheet. This results in a charge to other accumulated comprehensive income equal to the additional minimum pension liability but adjusted to take account of the intangible asset, which represents the unrecognised transition obligation.

Investment strategies for the CES and SPH Schemes are generally set by their respective trustees, after taking advice from their investment advisers. The strategies are reviewed periodically and reflect the funding position of the schemes, and an assessment of the risks inherent over the long term in various asset classes. In order to reduce risk, the assets of the schemes are diversified by asset class and by geography.

128 Corus Report & Accounts 2004
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Notes to the accounts
32. Pensions and post retirement benefits continued

The benefit payments relating to the BSPS, CES, SPH and CNG Schemes, which reflect future service as appropriate, are expected to be paid as follows:
£m
2005	642
2006	641
2007	656
2008	673
2009	693
2010-2014	3,722

33. Emoluments of directors

Details of directors’ emoluments and share options are given in the auditable sections of the Report on remuneration as defined on page 80.

34. Acquisitions

On 16 December 2004, the Group acquired the remaining 50% share in the joint venture Segal SA for €25m (approximately £17m). All consideration, which was for settlement in cash and unconditional, was paid in the period. Only the increase in stake has been accounted for using acquisition accounting principles (see Presentation of accounts and accounting policies Note II). This is allowable under FRS 2 ‘Subsidiary undertakings’ and considered appropriate to give a true and fair view since the original tranche of investment was made prior to the formation of Corus. After taking account of a fair value increase to the carrying value of tangible fixed assets of £6m, total goodwill arising was £6m. This included a net book value of £3m reclassified from interests in joint ventures and associated undertakings during the period. The acquisition did not have a material impact on the results or operational cash flow for the period.

35. Disposals

During the period Corus sold two North American service centre businesses, Corus Coil Products and Corus Metals, along with the downstream manufacturing business Corus Metal Profiles. These comprised the trade and assets of Corus CIC Inc and Corus Metals Inc. The sale of Corus Metal Profiles was completed on 9 January 2004 for CAD$23m (approximately £10m) and the sale of Corus Coil Products, Corus Metals and Corus Metals Inc was completed on 12 March 2004 for CAD$44m (approximately £20m).

In addition Corus concluded the sale of the main trade and assets of Tuscaloosa Steel Corporation Inc, a US mini-mill producer of a wide range of plate products, to Nucor Corporation on 17 July 2004 for a gross consideration of US$90m (approximately £49m).

Furthermore, on 30 April 2004 Corus completed the sale of its sheet piling commercial operations to Arcelor for proceeds of £26m, leading to its withdrawal from that product range.

The results of these businesses during the period were not considered to be material to the Group.

£m
The net assets disposed of were as follows:
Tangible fixed assets	13
Stocks	34
Debtors	34
Creditors	(24)
Net assets disposed of	57
Goodwill reinstated on disposal	10
Profit on disposal	34
Consideration	101
Consideration satisfied by:
Cash	99
Transaction fees	(4)
Net cash received in period	95
Deferred cash consideration	6
101

The deferred cash consideration is due to be received in April 2005.

Corus Report & Accounts 2004 129
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Notes to the accounts
36. Post balance sheet events

(i)	On 16 December 2004, Corus announced that it had signed a 10 year off-take agreement to supply slab from the Teesside Cast Products (TCP) business to a consortium of re-rolling companies. The consortium includes Duferco International Investment Holdings (Guernsey) Limited, Marcegaglia SpA, Grupo Imsa SA and also Dongkuk Steel Co, who subsequently took up its option to join the consortium on 5 January 2005.

The agreement is effective from 2 January 2005 and under its terms the consortium will take, at cost, slab production from TCP in 2005 and 2006 that is surplus to Corus’ internal requirements, and approximately 78% of output thereafter. As consideration, Corus will receive US$157m (approximately £82m), comprising of a US$73m upfront payment in 2005/06 with a further US$84m in deferred payments over the life of the contract. In addition, the consortium members will contribute approximately 76% of the expected capital expenditure requirements of TCP to enable identified improvements to be implemented.

(ii)	On 17 February 2005 Corus announced a major investment of £130m at Scunthorpe, one of its main steelmaking sites in the UK. This strategic investment will strengthen the Company’s competitive position in the structural sections, rail and wire rod markets by improving operational efficiency, product range and customer service. The investment is expected to be fully complete by August 2007 and includes:

	•	Installing a new steel casting machine to replace an existing caster and intermediate rolling mill, with associated quality and efficiency improvements.

	•	Establishing a world class rail production facility at the existing section mill, and an on-site service centre to improve customer service and offer longer rail lengths, up to 120 metres, in response to market demands.

	•	Developing the rod and section mills to enhance rolling capability, flexibility, quality and service to customers.

After investigating a number of options, including investment to produce longer rail at Workington, it was concluded that the Scunthorpe development represented the solution that would maximise business potential in this sector. As a consequence, Corus proposes to transfer rail production from its current UK manufacturing facility at Workington in 2006. During the consultation period with Trade Unions, Corus will examine alternative long term options for the site.

(iii)	On 24 February 2005 Corus announced that it had signed a new €800m banking facility with a consortium of relationship banks, replacing the existing facility (see Note 20) on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. The principal terms of the new syndicated facility include:

	•	The facility has two tranches (a €700m facility available to Corus and Corus Nederland BV, and a further €100m for Corus Nederland BV only).

	•	The €700m facility will reduce by an amount up to €100m on 1 January 2008, less any prior reductions, and will not be required to be reduced below €550m.

	•	Fixed security over shares in Corus Nederland BV and its UK holding companies and a floating charge over the assets of Corus Group plc (but excluding its shares in Corus UK Limited). Unlike the existing facility, the banks participating in the new facility will not have any security over the shares and assets of Corus UK Limited or Corus Finance plc.

Covenants (under existing GAAP):

	•	Group EBITDA/net interest cover and Corus Nederland Group EBITDA/Corus Nederland Group net interest cover shall not be less than: 3.5 times until the end of December 2006; 4 times until the end of 2007; and, 4.5 times until the end of December 2008.

	•	Group consolidated net tangible worth (after allowing for impairment/restructuring costs) shall not be less than £2,500m until the end of 2006; £2,750m until the end of 2007; and £3,000m until the end of 2008. Corus Nederland Group consolidated net tangible worth shall not be less than €2,000m.

	•	Dividends of up to 50% of consolidated net income (prior to exceptional items) are permitted, subject to Group EBITDA/net interest cover of at least 4.5 times.

	•	Group gearing (net debt/net tangible worth, after allowing for impairment/restructuring costs) shall not exceed 65% until the end of June 2005; 60% until the end of December 2007; and 55% until the end of December 2008. Corus Nederland Group gearing shall not exceed 35% until the end of December 2008.

130 Corus Report & Accounts 2004
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Notes to the accounts
37. Main subsidiaries and investments

The most important subsidiary undertakings, joint ventures and associated undertakings of the Group at 1 January 2005 are set out below. A complete list of subsidiary undertakings, joint ventures and associated undertakings will be attached to the Annual Return to the Registrar of Companies.

Country names are countries of incorporation. Undertakings operate principally in their country of incorporation except where otherwise stated.

Subsidiary undertakings

Steel and aluminium producing, further processing or related activities:

England and Wales
Corus UK Limited (a)
Cogent Power Limited (75% owned)
Orb Electrical Steels Limited (75% owned)

Austria
Corus Aluminium Verkauf GmbH

Belgium
Corus Aluminium NV

Canada
Corus LP (60% owned)

China
Corus Aluminium Extrusions Tianjin Co Limited (61.09% owned)

Czech Republic
Corus Central Europe sro

Denmark
Corus Byggesystemer AS

Finland
Corus Finland Oy

France
Corus Batiment et Systemes SA
Corus France SA
Myriad SA
Corus Rail France SA
Unitol SA

Germany
Blume Stahlservice GmbH
Corus Aluminium Profiltechnik GmbH
Corus Aluminium Profiltechnik Bonn GmbH
Corus Aluminium Voerde GmbH
Corus Aluminium Walzprodukte GmbH
Corus Degels GmbH
Fischer Profil GmbH
Hille & Müller GmbH & Co. KG
Kienle & Spiess Stanz – und Drückgiesswerk GmbH (75% owned)

Hong Kong
Corus Asia Limited

Hungary
Kienle & Spiess Hungary Ipari Kft (75% owned)

Ireland (Republic of)
The Steel Company of Ireland Limited

Italy
Corus Italia Srl

Japan
Corus Aluminium Japan Limited

Latvia
SIA Corus Building Systems

Netherlands
Aluminium Delfzijl BV
Corus Met BV
Corus Nederland BV (c)
Corus Perfo BV
Corus Service Centre Maastricht BV
Corus Staal BV
Corus Technology BV
Corus Tubes BV
Corus Vlietjonge BV
Namascor BV
S.A.B. Profiel BV

New Zealand
Corus New Zealand Limited

Norway
Corus Norge AS
Corus Packaging Plus Norway AS

Poland
Corus Polska SP zoo

Portugal
Corus-Sistemas Constructivos e Revestimentos Metalicos LDA

Corus Report & Accounts 2004 131
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Notes to the accounts
37. Main subsidiaries and investments continued

Singapore
 Corus Building Systems Pte Limited

Spain
Corus Metal Iberica SA
Corus Laminacion y Derivados SL

Sweden
Surahammar Bruks AB (75% owned)

Switzerland
Montana-Bausysteme AG

Thailand
Corus Metals (Thailand) Limited

Turkey
Corus Yasan Metal Sanayi ve Ticaret AS (62.5% owned)

United Arab Emirates
Corus Middle East FZE

USA
Apollo Metals Limited
Corus America Inc
Rafferty-Brown North Carolina Co
Thomas Steel Strip Corp

Insurance underwriting for certain risks of the Group:
Isle of Man
Crucible Insurance Company Limited

Other undertakings:
England and Wales
UK Steel Enterprise Limited

Joint ventures
Steel processing or related activities:
		Issued capital Number of shares	% held

England and Wales
Caparo Merchant Bar plc (b)	ordinary shares of £1	2,466,667	25
GrantRail Limited (b)	ordinary shares of £1	4,000,000	50

Netherlands
HKS Scrap Metals BV (b)	shares of €454	40,000	50
Laura Metaal Holding BV (b)	shares of €454	5,600	49

Norway
Norsk Stål AS	shares of NOK1,000	63,500	50
Norsk Stål Tynnplater AS	shares of NOK1,000	26,500	50

Portugal
Lusosider Projectos Siderúrgicos SA (b)	shares of €5	3,500,000	50

Turkey
Corus Celik Ticaret AS	shares of YTL1	80,000	50
Unless indicated otherwise, subsidiary undertakings are wholly owned within the Group, and the Group holding comprises ordinary shares and 100% of the voting rights.
(a)	The Company only owns shares directly in those marked (a) (Corus UK Limited 100%). All other undertakings are owned by other subsidiaries of the Company.
(b)	Accounts of undertakings marked (b) are not audited by PricewaterhouseCoopers LLP.
(c)	Corus Nederland BV and each of its subsidiaries have prepared accounts to 31 December 2004 for inclusion in these Group accounts, in accordance with their local statutory requirements. Where appropriate adjustments have been made on consolidation for any material differences arising in the period between 31 December 2004 and 1 January 2005.

132 Corus Report & Accounts 2004
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Notes to the accounts

38. Supplementary information for North American investors

The Group prepares its accounts in accordance with generally accepted accounting principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the USA. These differences and the adjustments necessary to restate the profit/(loss) for the financial period and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	2004 £m	2003 £m	2002 £m
Profit/(loss) for financial period
Profit/(loss) attributable to shareholders – UK GAAP	446	(305)	(458)
Adjustments:
Amortisation of goodwill (i), (vi)	4	7	9
Impairment of US GAAP goodwill on adoption of SFAS 142
(net of release of negative goodwill) (i), (xiii)	–	–	(22)
Interest costs capitalised (ii)	23	8	6
Depreciation of capitalised interest (ii)	(19)	(26)	(18)
Software costs (iii)	18	–	–
Pension costs (iv)	(40)	(2)	95
Stock-based employee compensation awards (v)	(4)	(13)	(15)
Disposal of group undertakings (vii)	10	–	123
Deferred taxation (viii)	4	(7)	29
Accelerated depreciation (ix)	(72)	(57)	(151)
Profit on commodity derivatives (x)	1	42	22
(Loss)/profit on foreign currency derivatives (x)	(18)	3	5
Profit on disposal of fixed assets (xi)	2	(6)	(23)
Debt issue costs (xiv)	(11)	11	–
Profit/(loss) for financial period – US GAAP	344	(345)	(398)
Profit/(loss) for financial period arising from:
Continuing operations	293	(242)	(391)
Discontinued operations	51	(103)	(7)
	344	(345)	(398)
Basic earnings per ADS in accordance with US GAAP:
Continuing operations	£0.66	£(0.74)	£(1.15)
Discontinued operations	£0.11	£(0.31)	£(0.02)
Cumulative effect of adoption of SFAS 142, net of tax	–	–	£(0.07)
	£0.77	£(1.05)	£(1.24)
Diluted earnings per ADS in accordance with US GAAP:
Continuing operations	£0.61	£(0.74)	£(1.15)
Discontinued operations	£0.11	£(0.31)	£(0.02)
Cumulative effect of adoption of SFAS 142, net of tax	–	–	£(0.07)
	£0.72	£(1.05)	£(1.24)

	No. m	No. m	No. m
Weighted average number of ADSs in issue	444	330	322
Effect of potential conversion of convertible bonds (Note 10)	33	33	33
Effect of unamortised cost under SFAS 123	5	–	–
Number of ADSs as basis of calculation of diluted earnings per ADS	482	363	355
During 2004 options over 96m Corus Group plc ordinary shares (2003: 131m; 2002: 65m) were anti-dilutive and have been excluded from the calculation of diluted earnings per ADS.

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38. Supplementary information for North American investors continued

	2004 £m	Restated 2003 £m
Shareholders’ equity
Shareholders’ equity – UK GAAP	3,258	2,796
Adjustments:
Additional goodwill under US GAAP (i)	16	13
Interest costs capitalised (net of depreciation) (ii)	102	98
Software costs (iii)	18	–
Pension costs (iv)	267	312
Purchase consideration (vi)	(25)	(26)
Deferred taxation (viii)	(136)	(142)
Accelerated depreciation (ix)	26	98
Assets for derivatives (x)	26	43
Deferred profits on fixed asset disposals (xi)	(27)	(29)
Debt issue costs (xiv)	–	11
Shareholders’ equity in accordance with US GAAP	3,525	3,174
Shareholders’ equity relating to:
Continuing operations	3,525	3,105
Discontinued operations	–	69
	3,525	3,174

Consolidated statement of cash flows

Under UK GAAP, cash flows are classified under operating activities, returns on investments and servicing of finance, tax paid, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under US GAAP, cash flows are classified under operating activities, investing activities and financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. The statement below shows the adjustments to be made to the UK GAAP cash flow statement to reclassify it to comply with US GAAP.

	2004 £m	2003 £m	2002 £m
Net cash inflow from operating activities in accordance with UK GAAP	568	224	41
Proceeds from securitisation (Note 16) (xii)	(60)	(34)	(181)
Dividends from joint ventures and associated undertakings	4	4	8
Returns on investments and servicing of finance, net of issue costs	(95)	(103)	(83)
Tax paid	(93)	(50)	(14)
Net cash provided by/(used in) operating activities in accordance with US GAAP	324	41	(229)
Capital expenditure and financial investment	(282)	(81)	(57)
Acquisitions and disposals	81	(20)	445
Net (purchase)/sale of other short term investments	(5)	(5)	7
Net cash (used in)/provided by investing activities	(206)	(106)	395
Net cash inflow/(outflow) from financing activities	55	148	(263)
Proceeds from securitisation (Note 16) (xii)	60	34	181
(Decrease)/increase in short term borrowings	(2)	(2)	9
Issue costs of new loans	(15)	(16)	(4)
Equity dividends paid	–	–	–
Net cash provided by/(used) in financing activities in accordance with US GAAP	98	164	(77)
Exchange translation effects	(1)	6	3
Net increase in cash and cash equivalents in accordance with US GAAP	215	105	92
Cash and cash equivalents at beginning of period	374	269	177
Cash and cash equivalents at end of period	589	374	269
Cash and cash equivalents are:
Cash at bank and in hand	383	242	230
Deposits within 3 months of maturity when acquired (Note 17)	206	132	39
	589	374	269

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Notes to the accounts

38. Supplementary information for North American investors continued

Use of estimates

The preparation of financial statements to conform with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant techniques for estimation are discussed in the Presentation of accounts and accounting policies on pages 89 to 91.

Comprehensive income

In June 1997, the US Financial Accounting Standards Board issued SFAS 130 ‘Reporting Comprehensive Income’. The standard establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group include profit/(loss) for the financial year and foreign currency translation gains and losses. Information regarding the Group’s foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 86.

Summary of differences between UK and US generally accepted accounting principles
(i)	Goodwill
Under UK GAAP, on all acquisitions completed prior to 1 April 1998, Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill is reflected in the income statement of the period of any subsequent divestment, as part of the calculation of the profit or loss on disposal. From 1 April 1998, goodwill on acquisitions is held as an intangible asset in the balance sheet and amortised over its estimated useful life. Only the unamortised portion is included in the gain or loss recognised in the period of disposal.

However Corus applies SFAS 142 ‘Goodwill and Other Intangible Fixed Assets’ for US GAAP purposes. This standard does not allow the amortisation of goodwill. Instead, impairment reviews must be carried out at least annually to assess the recoverability of indefinite-lived intangible assets and goodwill. At the date of transition to SFAS 142, being 30 December 2001, all goodwill in the US GAAP balance sheet was reviewed for impairment. This gave rise to a charge of £99m which is shown as a cumulative effect upon adoption of the standard in 2002. The charge largely related to the original acquisition of C Walker & Sons (Holdings) Limited, which is now integrated as part of the Corus distribution and stockholding business. From 30 December 2001 any goodwill amortisation charged under UK GAAP is added back to arrive at US GAAP earnings. However, any impairments would reflect the higher carrying value of goodwill in the US GAAP balance sheet. During 2004, reducing the goodwill amortisation charge increases US GAAP earnings by £8m (2003: £7m). But impairment charges were £5m higher (2003: £nil).

During the 2002 period Corus charged £28m to earnings under US GAAP, for impairments of goodwill, mainly on its investment in Kienle & Spiess. A further charge of £1m was made in 2003, to reflect impairment of goodwill on certain distribution businesses within central Europe. In the current period a number of further impairments have been made, as follows:

  £11m to write off the balance of goodwill on the Kienle & Spiess acquisition, part of the Cogent Power reporting unit;
  £11m to fully write off the goodwill that arose on the acquisition of Sogerail (now Corus Rail France); and
  £2m to impair the goodwill arising on the acquisition of Corus Nederland BV that had previously been allocated to the aluminium smelter operations (see (viii)).

All of these charges have been based on discounted cash flows for the businesses involved, after a review of trading conditions in which they are operating.

	Strip Products £m	Long Products £m	Distribution & Building Systems £m	Aluminium £m	Total £m
The movements in the net book value of goodwill, by division, are:
Net book value at 28 December 2002	41	11	19	12	83
Impairments in year	–	–	(1)	–	(1)
Net book value at 3 January 2004	41	11	18	12	82
Additions during year (Note 11)	6	–	–	–	6
Impairments in year	(11)	(11)	–	(2)	(24)
Net book value at 1 January 2005	36	–	18	10	64
Represented by:
Goodwill under UK GAAP (Note 11)					73
Amortisation not charged under US GAAP					16
Purchase consideration (vi)					(25)
					64

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Notes to the accounts
38. Supplementary information for North American investors continued
(ii)	Capitalisation of interest costs
Under UK GAAP, Corus does not capitalise interest in its financial statements. However, for US GAAP reporting, the estimated amount of interest incurred in connection with the financing of expenditure for major capital projects is included within fixed assets. This interest is then depreciated over the lives of the related assets.

(iii)	Software costs
Under UK GAAP as applied by Corus, certain costs relating to the development and purchase of software for internal use are expensed when incurred. Whereas under US GAAP these costs are capitalised and subsequently amortised over the estimated useful life of the software in line with Statement of Financial Position 98-1 ‘Accounting for the Costs of Computer Software Developed or Obtained for Internal Use’. During 2004 several IT projects met the criteria for capitalisation under US GAAP.

(iv)	Pension costs
Under both UK GAAP and US GAAP pension costs are charged to earnings so as to reflect the provision for future pension liabilities. There are differences in the method of calculating these charges and the valuation of any pension asset or liability to be included in the balance sheet. Therefore, a reconciling item from UK to US GAAP earnings is necessary to reflect these differences.

In detail, under UK GAAP the expected cost of providing pension benefits is charged to earnings so as to spread the cost over the expected average remaining service lives of employees. Under US GAAP the pension charge is based on the estimated cost of benefits accruing in the period (as adjusted to reflect any surplus or deficit in the scheme at the date of adopting SFAS 87). However this charge is adjusted to reflect the cost of benefit improvements and any surplus or deficit that emerges as a result of actuarial assumptions being different from actual values. Only those surpluses or deficits falling outside a 10% ‘corridor’ are recognised.

In 2004 and 2003, Corus has recognised a minimum pension liability within US GAAP shareholders’ equity. US GAAP requires the employer to recognise an additional minimum pension liability to the extent that the accumulated benefit obligation exceeds the fair value of the plan assets and this shortfall is not covered by the pension liability already recorded in the balance sheet. This results in a charge to other comprehensive income equal to the minimum pension liability but adjusted to take account of an intangible asset which represents the unrecognised transition obligation.

(v)	Stock-based employee compensation awards
Under UK GAAP Corus only recognises the compensation cost of employee share option schemes where the grant price is different to the fair value of the shares at the date of the grant. Corus has elected to adopt the provisions of SFAS 123 in accounting for its stock-based employee compensation awards. SFAS 123 requires a fair value based method of accounting for stock-based employee awards for transactions entered into after 15 December 1994. For the purpose of compliance with US GAAP the fair value of employee share option awards has been estimated using the Black-Scholes option pricing model and the following weighted average assumptions were used:

	2004	2003	2002
Risk free interest rate	4.6%	3.8%	n/a
Expected life	3 years	4 years	n/a
Expected volatility	46%	60%	n/a
Dividend yield	4.45%	4.45%	n/a
Weighted average fair values of options granted in the period	£ 0.16	£ 0.06	n/a

In 2004 the Company introduced a new share based, long term incentive arrangement known as the Leveraged Equity Acquisition Plan (LEAP). The fair value of LEAP awards has been estimated using a model which incorporates the impact of the Total Shareholder Return performance condition, including the dependency between the number of awards vesting (equivalent to the Company’s Total Shareholder Return against its comparator group) and the share price at date of vesting. The following assumptions were used:

2004
Risk free interest rate	4.8%
Expected life	3 years
Expected volatility	53%
Expected correlation between each pair of shares in the comparator group	11.1%
Dividend yield	4.45%
Weighted average fair value of awards granted in the period	£ 0.46

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Notes to the accounts
38. Supplementary information for North American investors continued
(vi)	Purchase consideration

Under UK GAAP the fair value of the shares offered as consideration for the acquisition of Corus Nederland BV was determined by reference to the market price of the Group shares on the date the offer became unconditional, 6 October 1999. Under US GAAP the fair value of these shares was based on the market price of the shares when the principal terms of the acquisition were announced, 7 June 1999. This difference resulted in a lower purchase consideration under US GAAP which means the recognised capital issued and goodwill on the Corus Nederland BV acquisition is lower. During the period £1m of this balance has been amortised to reflect impairment to the goodwill attributable to the European smelter operations (see (ix)).

(vii)	Disposal of group undertakings
On 23 January 2001, AvestaPolarit Oyj Abp was created by the merger of the Corus subsidiary Avesta Sheffield AB (publ) and the stainless steel activities of Outokumpu Oyj. Under UK GAAP this combination was treated as an exchange of shares, with AvestaPolarit Oyj Abp becoming an associated undertaking. Under US GAAP the transaction would have been treated as a disposal of a subsidiary followed by a separate acquisition of an associate.

During 2002 the investment in AvestaPolarit Oyj Abp was sold. Under UK GAAP the unamortised element of any goodwill arising on the formation of the associate was charged against earnings as part of the loss on disposal. In addition any goodwill previously written off directly to reserves in respect of the investment in AvestaPolarit Oyj Abp was also charged against the loss on disposal. Under US GAAP these balances of goodwill had previously been dealt with as part of the original disposal of the subsidiary investment in Avesta Sheffield AB (publ). Therefore they were added back to UK GAAP earnings in 2002 as part of the US GAAP reconciliation.

During the current period Corus sold the trade and assets of its mini-mill operation in Tuscaloosa (see Note 35). Under UK GAAP goodwill of £10m was charged against the disposal proceeds, representing amounts previously written off to reserves prior to 1 April 1998 (see (i)). Under US GAAP this goodwill has previously been amortised through earnings and therefore would not have been charged against the disposal.

(viii)	Deferred taxation
Following the adoption of FRS 19 ‘Deferred Tax’ under UK GAAP by Corus in the period to 29 December 2001, the treatment of deferred tax under UK and US GAAP is more similar than in prior periods. However Corus has chosen to discount deferred tax balances under UK GAAP. Discounting is prohibited for US reporting. The remaining differences on deferred taxation mainly relate to the taxation effects of all the other US GAAP adjustments.

(ix)	Accelerated depreciation
Under UK GAAP if there is an indication of impairment then relevant assets should be tested for impairment and if necessary written down to their value in use. The value in use is calculated based on discounted future pre-tax cash flows related to the asset or the income-generating unit to which the asset belongs. US GAAP assesses whether impairment is necessary based on undiscounted cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying value of the assets. The impairment loss is measured as the difference between fair value based on discounted cash flows and carrying value of the assets.

During the period to 30 December 2000 the Group made a number of significant impairments in their UK GAAP results. These impairments arose following a strategic review by Corus of its UK carbon steel activities. This review proposed a reduction of over 3mt per annum in UK flat products. In determining the impairment charges, future cash flows for the income-generating units holding these assets were discounted at the Group’s weighted average cost of capital as adjusted for specific risks of the income-generating units. The cash flows used covered a period equivalent to the average remaining lives of the fixed assets to provide an estimate of their value in use. Certain of these impairment charges did not meet the undiscounted cash flow test required by US GAAP. Therefore the impairments would not be recognised in the US GAAP shareholders’ equity. However, additional depreciation of £4m (2003: £8m; 2002: £20m) on these assets would continue to be charged to US GAAP earnings.

The impairments made in 2000 that were allowed under US GAAP totalled £263m and were largely related to the following carbon steel assets at the UK locations shown:

• Llanwern: the closure of the iron and steelmaking operations, the closure of the annealing and tempering facilities and a reduction in activity at the hot strip mill and cold mill operations;

• Ebbw Vale: site closure;

• Shotton: the closure of the pickle line, cold mill and one electro-zinc line;

• Teesside: the closure of the coil plate mill; and

• Bryngwyn: site closure.

In addition to the impairment charges for UK assets, at December 2000 the Group provided £67m of accelerated depreciation for the write down of direct reduced iron facilities in Mobile, USA, following a decision to mothball the plant.

Following the 2000 impairments, reviews of the value in use of fixed assets of the UK steel production and processing related income-generating units affected by this restructuring have been performed annually, to comply with the requirements of UK GAAP. Continuing losses meant that the impairment reviews in 2002 gave rise to additional charges of £206m under US GAAP, of which £89m had been recognised under UK GAAP in 2002 and £117m as at 30 December 2000. Subsequently in 2003 impairment reviews gave rise to a charge of £81m in respect of the Group’s mini-mill operation in Tuscaloosa, USA. Of this

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Notes to the accounts
38. Supplementary information for North American investors continued

charge £23m was recognised under UK GAAP in 2003 and £58m as at December 2000. This mini-mill operation was sold on 17 July 2004, and the impairment provisions released against the disposal proceeds for the related assets.

During the current period, the Group has recognised an impairment in use of £38m for the fixed assets associated with its aluminium smelting operations in Europe, following losses associated at least in part with high energy costs. Furthermore charges of £14m have been made against those assets affected by the transfer of UK rail production to Scunthorpe from its current manufacturing facility at Workington (see Note 36).

UK GAAP allows the reversal of an impairment loss where the recoverable amount increases due to a change in economic conditions or in the expected use of an asset. Such reversals are prohibited under US GAAP. In the current period £68m (2003: £4m; 2002: £14m) of previously recognised impairment charges have been credited to UK GAAP earnings. This credit has been reversed in the US GAAP reconciliation. During the current period the UK GAAP credit included a reversal of the existing impairment provisions of £65m against the fixed assets at Teesside.

The adjustment in arriving at the US GAAP shareholders’ equity may be analysed as follows:

	2004 £m	2003 £m
UK GAAP impairment provisions not meeting the undiscounted criteria	137	137
Additional depreciation under US GAAP on these assets	(25)	(21)
Reversal of prior period impairment losses, not allowed under US GAAP	(86)	(18)
	26	98
(x)	Derivatives
SFAS 133 ‘Accounting for Derivative Instrument and Hedging Activities’ establishes accounting and reporting standards for derivative instruments and hedging activities. In general, SFAS 133 requires that companies recognise all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Corus adopted SFAS 133, for US reporting purposes, on 1 January 2001. Upon adoption of SFAS 133, derivative liabilities of approximately £4m in respect of commodity contracts and derivative assets of £4m in respect of currency contracts were recognised on the balance sheet with an equivalent offset to the income statement. Future changes in fair value are recorded in the net income statement for US reporting purposes. Under UK GAAP no account is taken of unrealised profits or losses on open commodity or exchange contracts that are intended as a hedge. Such profits or losses are accounted for at the time that the underlying transaction is completed.

(xi)	Profit on disposal of fixed assets
Under UK GAAP any profit or loss arising on the sale and operating leaseback of fixed assets may generally be taken to the profit and loss account immediately in the period in which the sale takes place. However for US GAAP purposes, under SFAS 28 ‘Accounting for Sales with Leasebacks’ any such gain or loss must be deferred and amortised over the contract lease period.

(xii)	Securitisation of trade receivables
As discussed in Note 16, the Group launched a revolving period debtors securitisation programme during 2002. For US GAAP there is no equivalent of the linked presentation adopted for UK reporting purposes to reflect this programme. Under the terms of this programme SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ would require the consolidation of the third party to whom the pool of debtors are initially assigned. Therefore cash advanced under this arrangement would be treated as a borrowing under US GAAP, but this has no impact on the shareholders’ equity.

(xiii)	Fixed assets
For US GAAP, the fair value of the shares offered as purchase consideration for the stake in AvestaPolarit Oyj Abp was less than the fair value of the share of net assets acquired by Corus in the new company. This difference, or negative goodwill, was treated as a deduction from the carrying value of fixed assets in the reconciliation of US GAAP equity. It was then being amortised over a period of 15 years. During 2002 as part of the adoption of SFAS 141 ‘Business Combinations’, the Group wrote off the negative goodwill associated with AvestaPolarit Oyj Abp of £77m as a cumulative change in accounting principle.

(xiv)	Debt issue costs
Under UK GAAP the cost of renegotiating the bank facilities with lenders could not be deferred. Whereas under US GAAP they were deferred and were to be amortised through the profit and loss account over the life of the debt facility. As discussed in Note 36 this existing facility was replaced shortly after the year end. In anticipation of this the unamortised element of these charges were expensed against US GAAP earnings during the period.

New US accounting standards
Recently issued accounting pronouncements implemented during the year
In May 2003, the FASB issued SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for all financial instruments entered into or modified after 31 May 2003. The adoption of SFAS 150 has not had a material impact on the financial statements.

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Notes to the accounts

38. Supplementary information for North American investors continued

In December 2003, the FASB released SFAS 132 (Revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’. The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. As disclosed in Note 32, the Company has adopted SFAS 132 (Revised 2003) for its principal pension plans for the year ended 1 January 2005.

In December 2003, the FASB revised FIN 46 ‘Consolidation of Variable Interest Entities’. This interpretation clarifies the application of Accounting Research Bulletin No. 51 ‘Consolidated Financial Statements’ by requiring that certain entities known as Variable Interest Entities (‘VIEs’) must be consolidated by the primary beneficiary of the entity. The Company has adopted the revised FIN 46 for special purpose entities created before 1 February 2003 with effect as from 4 January 2004. The Company has also applied the revised FIN 46 for VIEs not considered to be special purpose entities before 1 February 2003 with effect from 30 June 2004. The adoption of FIN 46(R) has not had a material impact on the Company’s financial statements.

EITF Issue No. 00-21 ‘Accounting for Revenue Arrangements with Multiple Deliverables’ addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. This consensus has not had a material impact on the financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin 104 (SAB 104), ‘Revenue Recognition’, which supersedes SAB 101. SAB 104’s primary purposes is to consolidate developments in accounting guidance in relation to revenue recognition, in particular EITF 00-21. There was no impact in the Group’s consolidated financial position as a result of SAB 104.

In May 2003, the EITF reached a final consensus on Issue No. 01-08 ‘Determining Whether an Arrangement is a Lease’. The Task Force concluded that the evaluation of whether an arrangement contains a lease within the scope of SFAS 13 should be based on the substance of the arrangement using specific guidance detailed in Issue 01-08. The consensus is effective for any arrangements agreed or committed to, modified, or acquired in business combinations initiated after 1 January 2004. This consensus has not had a material impact on the financial statements.

Recently issued accounting pronouncements not yet implemented
In November 2004, the FASB issued SFAS 151, ‘Inventory Costs – an amendment of ARB No. 43’. The new standard requires that amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are recognised as current-period charges. In addition, this statement requires that fixed production overheads are allocated to the costs of conversion based on the normal capacity of a production facility. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The Company does not expect this standard to have a material impact on the financial statements.

In December 2004, the FASB issued SFAS 152, ‘Accounting for Real Estate Time-Sharing Transactions, an amendment of SFAS 66 and 67’. This Statement amends SFAS 66, ‘Accounting for Sales of Real Estate’, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, ‘Accounting for Real Estate Time-Sharing Transactions’. This Statement also amends SFAS 67, ‘Accounting for Costs and Initial Rental Operations of Real Estate Projects’, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects, does not apply to real estate time-sharing transactions. This Statement is effective for fiscal years beginning after 15 June 2005. The Company does not expect this standard to have a material impact on the financial statements.

In December 2004, the FASB issued SFAS 153, ‘Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29’. The guidance in APB Opinion 29, ‘Accounting for Nonmonetary Transactions’, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The Company does not expect this standard to have a material impact on the financial statements.

In December 2004 the FASB issued SFAS 123(R), ‘Share Based Payment’, which is a revision of SFAS 123, ‘Accounting for Stock-Based Compensation’, as amended by SFAS 148. SFAS 123(R) is effective for public companies for interim or annual periods beginning after 15 June 2005. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognised in the statement of operations based on their fair values. The impact of this standard is being assessed. However, as stock-based awards are accounted for at fair value in accordance with SFAS 123, the Company does not expect the adoption of SFAS 123(R) to have a material impact on the financial statements.

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Five year financial summary

Profit and loss account
	Period ended
	15 months to 30 Dec 2000 £m	12 months to 29 Dec 2001 £m	12 months to 28 Dec 2002 £m	12 months to 3 Jan 2004 £m	12 months to 1 Jan 2005 £m
Group turnover
Continuing operations
United Kingdom	3,073	2,282	2,071	2,148	2,614
Other European	4,880	3,846	3,658	4,153	4,983
North America	1,389	877	881	781	923
Other areas	610	614	578	871	812
	9,952	7,619	7,188	7,953	9,332
Discontinued operations	1,746	80	–	–	–
	11,698	7,699	7,188	7,953	9,332
Group operating (loss)/profit
Continuing operations	(1,306)	(388)	(446)	(208)	582
Discontinued operations	150	3	–	–	–
	(1,156)	(385)	(446)	(208)	582
Share of operating results of joint ventures
and associated undertakings
Continuing operations	–	10	4	9	30
Discontinued operations	–	2	17	–	–
	–	12	21	9	30
Operating (loss)/profit	(1,156)	(373)	(425)	(199)	612
Profit on disposal of fixed assets and group undertakings	5	19	115	45	68
(Loss)/profit before interest	(1,151)	(354)	(310)	(154)	680
Net interest and investment income	(124)	(108)	(94)	(101)	(121)
(Loss)/profit on ordinary activities before taxation	(1,275)	(462)	(404)	(255)	559
Taxation	286	43	(61)	(53)	(119)
Minority interests	(53)	–	7	3	6
(Loss)/profit for financial period	(1,042)	(419)	(458)	(305)	446
Dividends	(31)	–	–	–	–
(Loss)/profit retained for the period	(1,073)	(419)	(458)	(305)	446
Basic earnings per ordinary share in pence	(32.56)	(13.04)	(14.23)	(9.25)	10.05
Dividend per ordinary share in pence	1.0	–	–	–	–
Basic earnings per ADS in £	(3.26)	(1.30)	(1.42)	(0.93)	1.01
Dividend per ADS in £	0.10	–	–	–	–
Amounts in accordance with US GAAP:
Operating (loss)/profit	(880)	(543)	(419)	(204)	521
Net (loss)/profit for financial period	(770)	(570)	(398)	(345)	344
Basic (loss)/profit per ADS in £	(2.48)	(1.77)	(1.24)	(1.05)	0.77

Discontinued operations relate to the results of AvestaPolarit Oyj Abp and the predecessor, Avesta Sheffield AB.
Balance sheet	As at
	30 Dec 2000 £m	29 Dec 2001 £m	28 Dec 2002 £m	Restated 3 Jan 2004 £m	1 Jan 2005 £m
Fixed assets	4,143	3,750	3,126	2,984	3,059
Current assets	4,255	3,368	3,305	3,395	4,210
Total assets	8,398	7,118	6,431	6,379	7,269
Long term borrowings	(1,766)	(1,612)	(1,428)	(1,280)	(1,407)
Creditors, provisions and minority interests	(3,137)	(2,445)	(2,281)	(2,303)	(2,604)
Shareholders’ funds	3,495	3,061	2,722	2,796	3,258
Shareholders’ funds in accordance with US GAAP:
Capital stock	1,566	1,569	1,572	1,863	1,864
Other reserves	2,474	1,855	1,528	1,311	1,661
	4,040	3,424	3,100	3,174	3,525

140 Corus Report & Accounts 2004
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Some important data in euros

Corus does not prepare its accounts in euros but has produced the following financial summary for the information of its shareholders. Certain sterling amounts have been translated into euros at the rates indicated below. Such translations should not be construed as representations that the sterling amounts represent, have been or could be converted into, euros at that or any other rate.

Profit and loss account
	Period ended
	15 months to 30 Dec 2000 €m	12 months to 29 Dec 2001 €m	12 months to 28 Dec 2002 €m	12 months to 3 Jan 2004 €m	12 months to 1 Jan 2005 €m
Group turnover
Continuing operations
United Kingdom	4,995	3,683	3,301	3,120	3,838
Other European	7,933	6,208	5,830	6,034	7,315
North America	2,258	1,416	1,404	1,135	1,355
Other areas	992	991	921	1,266	1,192
	16,178	12,298	11,456	11,555	13,700
Discontinued operations	2,838	130	–	–	–
	19,016	12,428	11,456	11,555	13,700
Group operating (loss)/profit
Continuing operations	(2,123)	(627)	(711)	(302)	854
Discontinued operations	244	5	–	–	–
	(1,879)	(622)	(711)	(302)	854
Share of operating results of joint ventures and associated undertakings
Continuing operations	–	16	7	13	44
Discontinued operations	–	3	27	–	–
	–	19	34	13	44
Operating (loss)/profit	(1,879)	(603)	(677)	(289)	898
Profit on disposal of fixed assets and group undertakings	8	31	183	65	100
(Loss)/profit before interest	(1,871)	(572)	(494)	(224)	998
Net interest and investment income	(202)	(174)	(150)	(146)	(177)
(Loss)/profit on ordinary activities before taxation	(2,073)	(746)	(644)	(370)	821
Taxation	465	69	(97)	(77)	(175)
Minority interests	(86)	–	11	4	9
(Loss)/profit for financial period	(1,694)	(677)	(730)	(443)	655
Dividends	(50)	–	–	–	–
(Loss)/profit retained for the period	(1,744)	(677)	(730)	(443)	655
Basic earnings per ordinary share in euros	(0.53)	(0.21)	(0.23)	(0.13)	0.15
Dividend per ordinary share in euros	0.02	–	–	–	–
Basic earnings per ADS in euros	(5.29)	(2.11)	(2.27)	(1.34)	1.48
Dividend per ADS in euros	0.16	–	–	–	–
Amounts in accordance with US GAAP
(Loss)/profit for financial period	(1,252)	(920)	(634)	(501)	505
(Loss)/profit per ADS in euros	(4.03)	(2.85)	(1.98)	(1.53)	1.13

The profit and loss account has been translated at the average rate for the period of €1.4681 (12 months to 3 Jan 2004: €1.4529; 12 months to 28 Dec 2002: €1.5937; 12 months to 29 Dec 2001: €1.6143; 15 months ended 30 Dec 2000: €1.6256) to £1.00.

Balance sheet
	As at
	30 Dec 2000 €m	29 Dec 2001 €m	28 Dec 2002 €m	Restated 3 Jan 2004 €m	1 Jan 2005 €m
Fixed assets	6,592	6,159	4,811	4,240	4,321
Current assets	6,770	5,532	5,087	4,825	5,946
Total assets	13,362	11,691	9,898	9,065	10,267
Long term borrowings	(2,810)	(2,647)	(2,198)	(1,819)	(1,987)
Creditors, provisions and minority interests	(4,991)	(4,016)	(3,511)	(3,272)	(3,678)
Shareholders’ funds	5,561	5,028	4,189	3,974	4,602
Shareholders’ funds in accordance with US GAAP	6,428	5,624	4,771	4,510	4,979

The balance sheet has been translated at the period end rate of €1.4125 (3 Jan 2004: €1.4210; 28 Dec 2002: €1.5391; 29 Dec 2001: €1.6425; 30 Dec 2000: €1.5911) to £1.00.

Corus Report & Accounts 2004 141
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Other key data

		Periods ended
		15 months to 30 Dec 2000	12 months to 29 Dec 2001	12 months to 28 Dec 2002	12 months to 3 Jan 2004	12 months to 1 Jan 2005
Capital expenditure	£m	400	166	188	163	377
Average number of employees	000s	65	56	52	50	49
Turnover per employee	£000s	180	138	139	158	192
Employment costs: turnover	%	20.6	21.3	21.8	21.9	19.1
Liquid steel production	mt	20.0	17.7	17.1	19.4	19.5
Research and development expenditure (gross)	£m	113	66	71	69	69
UK consumption of main finished steel products:	mt
Within Corus’ range		14.2	10.9	10.7	10.1	10.9
Outside Corus’ range		3.2	2.3	2.0	2.7	2.8
		17.4	13.2	12.7	12.8	13.7
UK consumption of main finished steel
products within Corus’ range was met by:	mt
Corus’ deliveries		7.8	5.5	5.4	5.3	5.5
Other UK steel companies’ deliveries		0.7	0.6	0.6	0.4	0.7
Imports		5.7	4.8	4.7	4.4	4.7
		14.2	10.9	10.7	10.1	10.9
Corus’ UK market share	%	55	50	50	52	51
Analysis of shareholdings at 1 January 2005

By size of holding	Holdings		Ordinary shares held
	Number	Percentage	Number	Percentage
1 – 100	5,118	3.35	367,514	0.01
101 – 500	47,492	31.12	19,641,735	0.44
501 – 1,000	49,674	32.56	38,591,966	0.87
1,001 – 5,000	40,602	26.60	83,814,795	1.89
5,001 – 10,000	4,670	3.06	33,780,146	0.76
10,001 – 50,000	3,913	2.56	77,755,599	1.75
50,001 – 100,000	349	0.23	24,480,686	0.55
100,001 – 1,000,000	474	0.31	163,779,089	3.69
1,000,001 – Highest	319	0.21	3,996,621,347	90.04
	152,611	100.00	4,438,832,877	100.00
By category of shareholder
	Holdings		Ordinary shares held
	Number	Percentage	Number	Percentage
Male	87,283	57.19	177,926,451	4.00
Female	49,617	32.51	71,614,179	1.62
Joint Account	13,157	8.62	23,502,713	0.52
Bank	9	0.01	28,190,173	0.64
Nominee Company	2,155	1.42	3,543,802,174	79.84
Insurance Company	5	–	16,380,762	0.37
Pension Fund	13	0.01	70,337	–
Other Limited Company	295	0.19	535,233,851	12.06
Other Corporate Body	71	0.05	40,420,721	0.92
Public Limited Company	6	–	1,691,516	0.03
	152,611	100.00	4,438,832,877	100.00

142 Corus Report & Accounts 2004
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Glossary

Term used in report and accounts	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	Tax payable on company distributions recoverable from
UK taxes due on income
Joint ventures and associated undertakings	Equity investees
Trade creditors	Accounts payable
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employment costs	Payroll costs
Finance lease	Capital lease
Fixed asset investments	Non-current investments
Interests in joint ventures and associated undertakings	Securities of related parties
Loans to joint ventures and associated undertakings	Indebtedness of related parties not current
Other debtors	Other current assets
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under ‘Capital and reserves’ in Balance sheet)	Retained earnings
Profit on sale of fixed assets	Gain on disposal of non-current assets
Profit for financial year	Net income
Secured	Pledged as collateral
Shareholders’ funds	Shareholders’ equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover or revenue	Sales

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Information for shareholders

Shareholder enquiries

Ordinary shares
Administrative enquiries concerning shareholdings, such as dividend payments, notification of change of address or the loss of a share certificate should be addressed to:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk – you will need your eight digit shareholder reference number.

American Depositary Receipts (ADRs)
Corus’ ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by ADRs, and trade under ticker symbol CGA.

Each ADS is equivalent to 10 ordinary shares. Enquiries regarding ADR holders’ accounts and payment of dividends should be directed to the Depositary:

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free telephone # for
domestic callers:
1-888-BNY-ADRS (1-888-269-2377)

International callers can call:
1-610-382-7836

Email: shareowners@bankofny.com

Website for shareholder inquiries www.stockbny.com

The Bank of New York’s ADR website www.adrbny.com

Other enquiries
Other general information about the Group’s business and copies of the second Health, Safety and Environment report (the Corporate Responsibility Report) may be obtained from:

UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Communications and Public Affairs
Corus
P.O. Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52
Email: supportdeskcpa@corusgroup.com

Annual General Meeting
The Annual General Meeting of shareholders will be held at The Thistle Tower Hotel, St Katharine’s Way, London E1W 1LD on Thursday 16 June 2005 at 11.00am.

Details of the business to be considered at the Annual General Meeting will be sent out in the Notice of Meeting which will be sent to shareholders on 10 May 2005 with the proxy card.

Voting for overseas shareholders
ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk.
Telephone: +31 (0)765 79 94 55

Share price information
The latest Corus share price is available from the Financial Times Cityline Service.
Telephone: 0906 8433311

Website
The Corus website address is www.corusgroup.com

Dividend
The Board gave careful consideration to the question of a dividend in the light of the Company’s improved financial position and concluded no dividend should be recommended for 2004.

As explained in the Chairman’s statement, however, it is the Board’s current intention to recommence dividend payments for 2005.

Form 20-F
The Company is subject to the reporting requirements of the US Securities and Exchange Commission (‘SEC’). In compliance with these regulations, the Company will file its Annual Report on Form 20-F with the SEC in March 2005. Copies may be obtained from The Bank of New York or the Secretary’s Office.

144 Corus Report & Accounts 2004
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www.corusgroup.com Corus Group plc 30 Millbank London SW1P 4WY United Kingdom T +44 (0)20 7717 4444 F +44 (0)20 7717 4455 Registered in England No. 3811373